EXHIBIT 99.1

2015 Annual Information Form – ARC Resources Ltd.	Page 1

APPENDIX A	-	REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATION OR AUDITOR

APPENDIX B	-	REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

APPENDIX C	-	CONTINGENT RESOURCE ESTIMATES

APPENDIX D	-	MANDATE OF THE AUDIT COMMITTEE

2015 Annual Information Form – ARC Resources Ltd.	Page 2

GLOSSARY OF TERMS
In this Annual Information Form, capitalized terms shall have the meanings set forth below:
ARC, we, us, our, Corporation means ARC Resources and all its controlled entities as a consolidated body and, prior to the completion of the Trust Conversion, the Trust and all its controlled entities as a consolidated body;
ARC Partnership means ARC Resources General Partnership;
ARC Resources means ARC Resources Ltd., a corporation formed by amalgamation under the Business Corporations Act (Alberta);
COGE Handbook means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;
Common Shares means the common shares in the capital of ARC Resources;
GLJ means GLJ Petroleum Consultants Ltd., independent petroleum consultants of Calgary, Alberta;
GLJ Report means the report prepared by GLJ on January 15, 2016 and dated February 11, 2016 evaluating the crude oil, natural gas, natural gas liquids and sulphur reserves attributable to ARC's properties at December 31, 2015 and evaluating the crude oil, natural gas and natural gas liquids resources located in the NE BC Montney;
NE BC Montney means our lands in northeast British Columbia comprised of the Dawson, Parkland, Tower, Sunrise, Sunset, Sundown, Septimus, Attachie, Red Creek and Blueberry areas and our lands in northwestern Alberta in the Pouce Coupe area;
NI 51-101 means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;
NI 51-102 means National Instrument 51-102 Continuous Disclosure Obligations;
Shareholders means holders of Common Shares of ARC Resources;
Tax Act means the Income Tax Act (Canada);
Trust means ARC Energy Trust, the income trust which was reorganized into ARC Resources pursuant to the Trust Conversion;
Trust Conversion means the Plan of Arrangement under Section 193 of the Business Corporations Act (Alberta) involving, among others, the Trust, ARC Resources Ltd. and the security holders of the Trust and ARC Resources Ltd. which resulted in the reorganization of the Trust into a dividend-paying, publicly-traded exploration and production corporation, being ARC Resources, which together with its subsidiaries carries on the business formerly carried on by the Trust and its subsidiaries;
Trust Units means, prior to the completion of the Trust Conversion, the units of the Trust; and
TSX means the Toronto Stock Exchange.
Certain other terms used in this Annual Information Form but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

2015 Annual Information Form – ARC Resources Ltd.	Page 3

SPECIAL NOTES TO READER
Regarding Forward-looking Statements and Risk Factors
Certain statements contained in this Annual Information Form, and in certain documents incorporated by reference into this Annual Information Form, constitute forward-looking statements. These statements relate to future events of our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek," "anticipate," "budget," "plan," "continue," "estimate," "expect," "forecast," "may," "will," "project," "predict," "potential," "target," "intend," "could," "might," "should," "believe," and similar expressions. In addition, there are forward-looking statements in this Annual Information Form under the headings: "Statement of Reserves Data and Other Oil and Gas Information" as to our reserves and future net revenues from our reserves, pricing and inflation rates and future development costs; as to the development of our proved undeveloped reserves and probable undeveloped reserves, as to our future development activities, the status of our enhanced recovery projects, hedging policies, reclamation and abandonment obligation, tax horizon, exploration and development activities and production estimates; and in Appendix C entitled " Contingent Resource Estimates" as to our contingent resource estimates on our NE BC Montney properties. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Annual Information Form should not be unduly relied upon. These statements speak only to estimates as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference into this Annual Information Form, as the case may be.
In addition to the forward-looking statements identified above, this Annual Information Form, and the documents incorporated by reference, contain forward-looking statements pertaining to the performance characteristics of our crude oil and natural gas properties; crude oil and natural gas production levels; the size of the crude oil and natural gas reserves and of our contingent resources, projections of market prices and costs; expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; treatment under governmental regulatory regimes and tax laws; and capital expenditure programs.
Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. In addition, these risks and uncertainties are material factors affecting the success of our business. Such factors include, but are not limited to: declines in crude oil and natural gas prices; various pipeline constraints; the payment of dividends, if any; variations in interest rates and foreign exchange rates; stock market volatility; uncertainties relating to market valuations; refinancing risk for existing debt and debt service costs; access to external sources of capital; risks associated with our hedging activities; third-party credit risk; risks associated with the exploitation of our properties and our ability to acquire reserves; government regulation, policy and control and changes in governmental legislation; changes in income tax laws, royalty rates and other incentive programs; uncertainties associated with estimating crude oil and natural gas reserves and resources; risks associated with acquiring, developing and exploring for crude oil and natural gas and other aspects of our operations; our reliance on hydraulic fracturing; certain of our enhanced recovery projects are not currently economically feasible; risks associated with large projects or expansion of our activities; the failure to realize anticipated benefits of acquisitions and dispositions or to manage growth; changes in climate change laws and other environmental regulations; competition in the oil and gas industry for, among other things, acquisitions of reserves, undeveloped lands, skilled personnel and drilling and related equipment; risks of non-cash losses as a result of the application of accounting policies; our operating activities and ability to retain key personnel; depletion of our reserves; risks associated with securing and maintaining title to our properties; risks for United States and other non-resident Shareholders; risks described in further detail under “Risk Factors” herein; and other factors, many of which are beyond our control.
The actual results could differ materially from those results anticipated in these forward-looking statements, which are based on assumptions, including as to the market prices for crude oil and natural gas; the continuation of the present policies of the Board of Directors relating to management of ARC, and the payment of dividends, capital expenditures and other matters; the continued availability of capital, acquisitions of reserves, undeveloped lands and skilled personnel; the continuation of the current tax and regulatory regime and other assumptions contained in this Annual Information Form.
Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future.

2015 Annual Information Form – ARC Resources Ltd.	Page 4

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement. We do not undertake any obligation to publicly update or revise any forward-looking statements except as required by securities laws or regulations.
Access to Documents
Any document referred to in this Annual Information Form and described as being filed on our SEDAR profile at www.sedar.com (including those documents referred to as being incorporated by reference in this Annual Information Form) may be obtained free of charge from us at 1200, 308 – 4th Avenue SW, Calgary, Alberta, T2P 0H7.
Abbreviations and Conversions
Oil and Natural Gas Liquids
bbl	barrel
Mbbl	thousand barrels
MMbbl	million barrels
bbl/d	barrels per day
NGLs	natural gas liquids
Natural Gas
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
MMcf	million cubic feet
MMcf/d	million cubic feet per day
Bcf	billion cubic feet
Bcfe	billion cubic feet equivalent
Tcf	trillion cubic feet
MMbtu	million British thermal units
Other
API	Indication of specific gravity of crude oil measured on the API gravity scale
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
GJ	gigajoules
Mboe	thousand barrels of oil equivalent
$MM	million dollars
We have adopted the standard of 6 Mcf:1 barrel when converting natural gas to boe. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf per barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.
The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

2015 Annual Information Form – ARC Resources Ltd.	Page 5

To Convert From	To	Multiply By
cubic metres	cubic feet	35.315
barrels	cubic metres	0.159
cubic metres	barrels	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.4047
hectares	acres	2.471

2015 Annual Information Form – ARC Resources Ltd.	Page 6

ARC RESOURCES LTD.

General
ARC Resources was formed by amalgamation under the Business Corporations Act (Alberta). Prior to January 1, 2011, ARC was one of Canada's largest conventional oil and gas royalty trusts and was founded in 1996.
Currently, ARC is one of Canada’s leading conventional oil and gas corporations with average production in 2015 of 114,167 boe per day. ARC’s business activities include the exploration, development and production of crude oil, natural gas and natural gas liquids in five core areas across western Canada. ARC has focused on the acquisition and development of resource-rich properties that provide an option for both near-term and long-term growth. ARC trades on the Toronto Stock Exchange under the symbol ARX and currently pays a monthly dividend to its Shareholders.
As of the end of 2015, ARC had approximately 560 employees with 317 professional, technical and support staff in the Calgary office and 243 individuals located across ARC’s operating areas in western Canada.
Our principal office is located at 1200, 308 – 4th Avenue SW, Calgary, Alberta, T2P 0H7 and our registered office is located at 2400, 525 – 8th Avenue SW, Calgary, Alberta, T2P 1G1.
Organizational Structure
At December 31, 2015, ARC Resources Ltd. was the managing partner of ARC Partnership, a general partnership formed under the laws of the Province of Alberta. All of the crude oil and natural gas properties of ARC Partnership are owned by ARC Partnership or by ARC Resources, for the benefit of ARC Partnership.
The following diagram sets forth the organizational structure of ARC at year-end 2015:

2015 Annual Information Form – ARC Resources Ltd.	Page 7

Subsequent to December 31, 2015 and effective March 1, 2016, ARC Resources wound up 1504793 Alberta Ltd. resulting in the dissolution of ARC Resources General Partnership. ARC Resources Ltd. is now the sole legal entity holding all of our crude oil and natural gas properties.
Strategy
ARC’s vision is to be a leading energy producer, focused on delivering results through its strategy of risk-managed value creation. ARC is committed to providing superior long-term financial returns for its shareholders, creating a culture where respect for the individual is paramount and action and passion are rewarded. ARC runs its business in a manner that protects the safety of employees, communities and the environment. ARC’s vision is realized through the four pillars of its strategy:
High-quality, long-life assets – ARC’s unique suite of assets includes both Montney and other assets. ARC’s Montney assets consist of world-class resource play properties, concentrated in the Montney geological formation in northeast British Columbia and northern Alberta. The Montney assets provide substantial growth opportunities, which ARC will pursue to create value through long-term profitable development. Other assets are located in Alberta and Saskatchewan and include core assets in the Cardium formation in the Pembina area of Alberta. These assets deliver stable production and contribute cash flow to fund future development and support ARC's dividend.
Operational excellence – ARC is focused on capital discipline and cost management to extract the maximum return on its investments while operating in a safe and environmentally responsible manner. Production from individual crude oil and natural gas wells naturally declines over time. In any one year, ARC approves a budget to drill new wells with the intent to first replace production declines and second to potentially increase production volumes, when both can be done profitably. At times, ARC may also acquire strategic producing or undeveloped properties to enhance current production and reserves or to provide potential future drilling locations. Alternatively, it may strategically dispose of non-core assets that no longer meet its investment criteria.
Financial flexibility – ARC provides returns to shareholders through a combination of a monthly dividend, currently $0.05 per share per month, and a potential for capital appreciation. ARC’s goal is to fund capital expenditures necessary to replace production declines and dividend payments using funds from operations 1. ARC will finance value-creating activities through a combination of sources including funds from operations, proceeds from ARC’s Dividend Reinvestment Program (“DRIP”), reduced funding required under the Stock Dividend Program ("SDP"), proceeds from property dispositions, debt capacity, and if necessary, equity issuance. ARC chooses to maintain prudent debt levels, targeting a maximum net debt to annualized funds from operations of less than two times during specific periods with a long-term target for net debt to be one to 1.5 times annualized funds from operations and less than 20 per cent of total capitalization over the long-term 1.
Top talent and strong leadership culture – ARC is committed to the attraction, retention and development of the best and brightest people in the industry. ARC’s employees conduct business every day in a culture of trust, respect, integrity and accountability. Building leadership talent at all levels of the organization is a key focus. ARC is also committed to corporate leadership through community investment, environmental reporting practices and open communication with all stakeholders. As of the end of December 2015, ARC had approximately 560 employees with 317 professional, technical and support staff in the Calgary office, and 243 individuals located across ARC’s operating areas in western Canada.

1 Funds from operations, net debt, and total capitalization are additional generally accepted accounting principles ("GAAP") measures which may not be comparable to similar additional GAAP measures used by other entities. For more information, see the section entitled "Additional GAAP Measures" contained within our Management's Discussion and Analysis for the year ended December 31, 2015, which note is incorporated in this Annual Information Form by reference and is found on our SEDAR profile at www.sedar.com. Also refer to the section "Funds from Operations" section within the Management's Discussion and Analysis for a reconciliation of ARC's net income to funds from operations and cash flow from operating activities, which note is also incorporated into this Annual Information Form and can also be found on our SEDAR profile at www.sedar.com.

2015 Annual Information Form – ARC Resources Ltd.	Page 8

Development of Our Business
A description of the general development of our business over the last three financial years follows:
2013
Production was a record 96,087 boe per day, punctuated by the achievement of reaching the 100,000 boe per day milestone in the fourth quarter. Funds from operations were $861.8 million. ARC’s full-year 2013 production met guidance targets despite the divestment of approximately 2,000 boe per day of gas-weighted non-core production during the year.
Dividends paid to shareholders were maintained at $0.10 per share per month throughout the year, resulting in a total of $374 million of dividends being distributed, of which $130.7 million was reinvested into Common Shares through the DRIP and SDP.
Capital expenditures including Crown land purchases and excluding property acquisitions and dispositions were $874.2 million, of which $568.4 million (65 per cent) was for drilling and completions activities, $267.7 million (31 per cent) was for plant and facility expenditures, $19.2 million was for geological and geophysical expenditures, $14.3 million was for Crown land purchases, and the remaining was comprised of other corporate capital spending. During 2013, ARC divested of certain non-core assets for gross proceeds of $89.8 million with approximately 2,000 boe per day of associated production. In addition, ARC completed $36.4 million of “tuck-in” acquisitions during the year, targeting the Northeast BC and Pembina core areas.
During the fourth quarter, ARC completed construction of the Parkland/Tower gas processing and liquids-handling facility, providing design capacity of approximately 60 MMcf per day of natural gas, 5,000 barrels per day of crude oil, and 3,000 barrels per day of NGLs. ARC initiated the flow of restricted volumes of crude oil and natural gas through the facility late in the fourth quarter. Upon commissioning of the new facility, ARC had an inventory of 26 previously drilled wells at Parkland and Tower which were tied into the facility and ready to be brought on-stream. The existing wells were systematically brought on production over the course of the first quarter of 2014.
Also during the fourth quarter, ARC advanced its Sunrise pilot project to commercial development and proceeded with the construction of an ARC-operated 60 MMcf per day gas processing facility, which was scheduled to be on-stream by late 2015.
ARC extended its syndicated revolving credit facility for one additional year until October 10, 2017 at more favorable pricing terms. At December 31, 2014, ARC had total unutilized credit capacity of $1.1 billion. At the end of 2013, the net debt to 2013 funds from operations ratio was 1.2 times and net debt was approximately 10 per cent of ARC’s total capitalization; both metrics were well within target levels.
Effective December 13, 2013, Terry Anderson was appointed to the position of Senior Vice President and Chief Operating Officer.
2014
ARC achieved record full-year production of 112,387 boe per day, which was 17 per cent higher than 2013. New wells at Parkland/Tower and Sunrise, as well as continued strong production at Ante Creek were the primary drivers of higher full-year 2014 production. ARC's 2014 annual average production was within the original guidance range of 110,000 to 114,000 boe per day. This was achieved despite the divestment of 2,400 boe per day of production in the second quarter of 2014.
Construction began on the new 60 MMcf per day Sunrise gas processing facility in the fourth quarter of 2014, and was on schedule and on budget, with major equipment arriving on site throughout the fourth quarter.
Capital expenditures for 2014 totaled $945.5 million. ARC's capital program focused primarily on crude oil and liquids-rich opportunities at Parkland/Tower, Ante Creek, Pembina, and southeast Saskatchewan along with spending on natural gas development at Dawson and Sunrise. ARC drilled 187 gross operated wells (139 crude oil wells, 22 liquids-rich natural gas wells and 26 natural gas wells) in 2014.
ARC completed $135.8 million of land purchases and “tuck-in” land and infrastructure acquisitions in key development areas during 2014. In the Montney region, ARC grew its land position by approximately 120 net sections

2015 Annual Information Form – ARC Resources Ltd.	Page 9

in 2014. ARC was the third largest Montney land holder with approximately 990 net Montney sections, including 529 net sections in northeast British Columbia and an additional 461 net Montney sections in northern Alberta.
ARC had a $1 billion financial covenant-based syndicated credit facility with 12 banks at December 31, 2014. This facility was extended in 2014 for one additional year until November 6, 2018. At December 31, 2014, ARC had available credit of $916.4 million taking into account ARC's year-end working capital deficit on total credit facilities of $2.2 billion. The net debt to 2014 funds from operations ratio was 1.1 times and net debt was approximately 14 per cent of ARC's total capitalization; both metrics were well within ARC's target levels.
Effective February 5, 2014, Van Dafoe was appointed to the position of Senior Vice President and Chief Financial Officer.
2015
ARC achieved record full-year production of 114,167 boe per day. Notably, annual average production was two percent higher than 2014, despite a significantly reduced capital program and the divestment of approximately 4,900 boe per day of production volumes throughout the year, which resulted in an annual volume impact of approximately 3,000 boe per day. New wells brought on in the latter part of the year at Sunrise and Tower to coincide with the completion of new facilities in these areas were the main drivers of increased production volumes. ARC's 2015 annual average production was within the 2015 guidance range of 113,000 to 115,000 boe per day.
During 2015, ARC spent $541.6 million on capital activities, before land purchases and net acquisitions and dispositions, which included the drilling of 60 gross operated wells (33 crude oil wells, 21 natural gas wells, five liquids-rich wells, and one service well). The majority of capital activity in the year was focused on ARC’s profitable NE BC Montney region. Key infrastructure projects were completed during the year, including the commissioning of the Sunrise gas plant in the third quarter of 2015 and the Tower battery expansion in the fourth quarter of 2015.
ARC completed $21.1 million of land purchases and “tuck-in” land acquisitions in key development areas during 2015. In the Montney region, ARC grew its land position by approximately 210 net sections, increasing its total position to approximately 1,174 net Montney sections, including 641 net sections in northeast British Columbia and an additional 533 net sections in northern Alberta. During 2015, ARC divested of certain non-core assets for gross proceeds of $88.8 million, which included the divestment of its properties in Manitoba in the fourth quarter of 2015.
In January 2015, ARC issued 17.9 million Common Shares at a price of $22.55 per share for aggregate proceeds of $402.7 million on a bought deal basis. Share issue costs of $16.6 million were incurred as a result of this transaction. The proceeds from the equity issuance were directed to reduce bank indebtedness, increase working capital and fund ARC’s ongoing capital programs.
ARC has a $1 billion financial covenant-based syndicated credit facility with 12 banks. This facility was extended in 2015 for one additional year until November 6, 2019. At December 31, 2015, ARC had available cash and credit of approximately $1.4 billion, taking into account ARC’s long-term debt and working capital surplus balance of $985.1 million. Net debt to 2015 funds from operations ratio was 1.3 times and net debt was approximately 15 per cent of ARC's total capitalization. Both of the foregoing metrics were within ARC's target levels.
Recent Developments
Subsequent to December 31, 2015, ARC’s Board of Directors approved a monthly dividend of $0.05 per share, down from the previous level of $0.10 per share, commencing with the February 2016 dividend, payable on March 15, 2016. The reduction in the amount of the dividend will reduce ARC’s funding requirements by approximately $200 million in 2016, preserve balance sheet strength and better align dividends declared to expected funds from operations at low commodity prices.
Also subsequent to December 31, 2015, ARC reduced its 2016 capital program to $390 million, down from the $550 million previously announced. The reduced budget will remain focused on long-term value creation through the continued development of ARC’s low-cost, high-value NE BC Montney assets, allowing ARC to hold facilities in the area at capacity, progress the key infrastructure project at Dawson Phase III, and continue to delineate ARC’s Attachie asset.

2015 Annual Information Form – ARC Resources Ltd.	Page 10

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION
The statement of reserves data and other oil and gas information is set forth below (the "Statement"). The effective date of the Statement is December 31, 2015. The reserves data conforms to the requirements of NI 51-101.
The reserves data set forth below is based upon an evaluation by GLJ and contained in the GLJ Report dated February 11, 2016. The reserves data summarizes our crude oil, liquids and natural gas reserves and the net present values of future net revenues for these reserves, using forecast prices and costs prior to provision for interest, general and administrative expenses, the impact of any hedging activities or the liability associated with the abandonment and reclamation of certain wells, pipelines and facilities. Future net revenues have been presented on a before- and after-tax basis. We engaged GLJ to provide an evaluation of proved and proved plus probable reserves.
All of ARC’s 2015 reserves were in Canada. At the start of the year, ARC had reserves in the provinces of Alberta, British Columbia, Saskatchewan and Manitoba. ARC divested of its Manitoba assets in the fourth quarter of 2015 and no longer holds any producing assets in Manitoba as of December 31, 2015.
It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserves estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquids reserves may be greater than or less than the estimates provided herein. Readers should review the definitions and information contained in "Definitions and Notes to Reserves Data Tables" in conjunction with the following tables and notes. For more information as to the risks involved, see "Risk Factors – Risk Relating to Our Business and Operations".
The Report on Reserves Data by GLJ on Form 51-102F2 and the Report of Management and Directors on Reserves Data and Other Information on Form 51-101F3 are attached as Appendices A and B to this Annual Information Form.
As per NI 51-101 product type definitions, ARC has provided reserves data for reserves classified as Shale Gas. ARC’s gas reserves and resources in the NE BC Montney siltstone are classified as shale gas under NI 51-101.
Disclosure of Reserves Data
Company Gross reserves information presented herein is consistent with reserves information disclosed in the February 10, 2016 news release entitled, “ARC Resources Ltd. Announces 8th Consecutive Year of ~200% Reserves Replacement, 2015 Finding and Development Costs for 2P Reserves of $6.97 and a Significant Increase in Montney Resources Estimates in 2015”.

2015 Annual Information Form – ARC Resources Ltd.	Page 11

Summary of 2015 Oil and Gas Reserves – Based on Forecast Prices and Costs
Company Gross Reserves	Light Crude Oil and Medium Crude Oil (Mbbl)	Heavy Crude Oil (Mbbl)	Tight Oil (Mbbl)	Total Oil (Mbbl)	Conven-tional Natural Gas (Bcf)	Shale Gas (Bcf)	Coal Bed Methane (Bcf)	Total Gas (Bcf)	NGLs (Mbbl) (1)	Total Oil Equivalent (Mboe)
PROVED
Developed Producing	66,813	1,252	14,098	82,163	67.7	686.9	5.2	759.8	12,712	221,509
Developed Non-Producing	954	-	1,959	2,913	0.5	49.2	-	49.7	870	12,062
Undeveloped	5,988	84	7,712	13,784	5.1	776.7	1.1	783.0	15,470	159,755
TOTAL PROVED	73,755	1,336	23,769	98,860	73.3	1,512.9	6.3	1,592.5	29,052	393,327
Probable	29,661	428	17,535	47,623	28.7	1,297.8	3.1	1,329.7	24,292	293,524
TOTAL PROVED + PROBABLE	103,416	1,764	41,303	146,483	102.0	2,810.7	9.4	2,922.1	53,343	686,851

Company Net Reserves	Light Crude Oil and Medium Crude Oil (Mbbl)	Heavy Crude Oil (Mbbl)	Tight Oil (Mbbl)	Total Oil (Mbbl)	Conven-tional Natural Gas (Bcf)	Shale Gas (Bcf)	Coal Bed Methane (Bcf)	Total Gas (Bcf)	NGLs (Mbbl) (1)	Total Oil Equivalent (Mboe)
PROVED
Developed Producing	60,287	1,695	12,612	74,594	62.3	580.0	4.8	647.1	9,689	192,131
Developed Non-Producing	841	-	1,691	2,532	0.4	41.2	-	41.7	689	10,169
Undeveloped	5,446	76	6,670	12,191	4.8	656.6	1.1	662.4	13,082	135,669
TOTAL PROVED	66,574	1,771	20,972	89,317	67.5	1,277.8	5.9	1,351.1	23,460	337,969
Probable	25,880	555	14,979	41,413	26.5	1,054.3	2.9	1,083.7	19,530	241,555
TOTAL PROVED + PROBABLE	92,454	2,326	35,951	130,730	94.0	2,332.1	8.8	2,434.8	42,990	579,524
1)	Natural Gas Liquids includes Associated Natural Gas Liquids for both Conventional and Shale/Tight Reservoirs.
Net Present Value of Future Net Revenues – Based on Forecast Prices and Costs
Before-Tax ($ millions)	Undiscounted	Discounted at 5%	Discounted at 10%	Discounted at 15%	Discounted at 20%
PROVED
Developed Producing	4,670	3,289	2,533	2,064	1,748
Developed Non-Producing	206	158	128	107	92
Undeveloped	2,119	1,185	707	434	266
TOTAL PROVED	6,995	4,632	3,367	2,605	2,106
Probable	6,199	3,046	1,772	1,142	785
TOTAL PROVED + PROBABLE	13,194	7,678	5,139	3,748	2,891
After-Tax (1)(2) ($ millions)
PROVED
Developed Producing	4,030	2,906	2,279	1,885	1,615
Developed Non-Producing	151	116	94	79	68
Undeveloped	1,550	836	468	258	129
TOTAL PROVED	5,732	3,858	2,841	2,222	1,812
Probable	4,538	2,206	1,258	789	524
TOTAL PROVED + PROBABLE	10,269	6,063	4,098	3,011	2,336
1)	Based on ARC’s estimated tax pools at year-end 2015.
2)
The after-tax net present value of ARC's oil and gas properties presented here reflect the income tax burden on the properties on a stand-alone basis. It does not consider the business-entity-level tax situation, or tax planning. It does not provide an estimate of the net present value at the level of the business entity, which may be significantly different. ARC's audited consolidated financial statements for the year ended December 31, 2015 and the related Management's Discussion and Analysis should be consulted for information at the business entity level.

2015 Annual Information Form – ARC Resources Ltd.	Page 12

Total Future Net Revenues (Undiscounted) – Based on Forecast Prices and Costs
Reserves Category ($ millions)	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs (1)	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Proved Reserves	16,829	2,160	5,765	1,488	421	6,995	1,264	5,732
Proved Plus Probable Reserves	30,145	4,210	9,484	2,730	527	13,194	2,925	10,269
1)	Estimated future well abandonment and reclamation costs related to reserves wells have been taken into account by GLJ in determining the aggregate future net revenue therefrom.
Future Net Revenues by Production Group – Based on Forecast Prices and Costs
Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10% per Year) ($ millions)	Per Unit (1)
Proved Reserves	Light Crude Oil and Medium Crude Oil (2)	1,209	$16.08/boe
Heavy Crude Oil (2)(3)		31	$17.30/boe
Tight Oil		542	$15.46/boe
Conventional Natural Gas (4)		23	$0.73/Mcfe
Shale Gas		1,561	$1.18/Mcfe
Coal Bed Methane		2	$0.34/Mcfe
Total		3,367	$9.96/boe
Proved + Probable Reserves	Light Crude Oil and Medium Crude Oil (2)	1,557	$14.83/boe
Heavy Crude Oil (2)(3)		40	$17.20/boe
Tight Oil		937	$13.99/boe
Conventional Natural Gas (4)		30	$0.75/Mcfe
Shale Gas		2,570	$1.08/Mcfe
Coal Bed Methane		4	$0.46/Mcfe
Total		5,139	$8.87/boe
1)	Unit values are based on Net Reserves.
2)	Including solution gas and other by-products.
3)	Per unit revenue positively impacted by a portion of value coming from royalty interest reserves.
4)	Including by-products but excluding solution gas and by-products from oil wells.
Forecast Prices and Costs
These are prices and costs that are generally acceptable, in the opinion of GLJ, as being a reasonable outlook of the future as of the evaluation effective date. To the extent that there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs shall be incorporated into the forecast prices.
The forecast cost and price assumptions include increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil, natural gas and natural gas liquids benchmark reference pricing as at December 31, 2015, and inflation and exchange rates utilized in the GLJ Report were as follows:

2015 Annual Information Form – ARC Resources Ltd.	Page 13

Summary of Forecast Prices and Inflation Rate Assumptions
	Oil				Natural Gas	Edmonton Liquids Prices
	WTI Cushing Oklahoma (US$/bbl)	Edmonton Par Price 40° API (Cdn$/bbl)	Hardisty Heavy 12° API (Cdn$/bbl)	Cromer Medium 29.3° API (Cdn$/bbl)	AECO Gas Price (Cdn$/ MMbtu)	Propane (Cdn$/bbl)	Butane (Cdn$/bbl)	Pentanes Plus (Cdn$/bbl)	Inflation Rate (1) (%/Year)	Exchange Rate (2) (US$/Cdn$)
Forecast
2016	44.00	55.86	35.70	50.80	2.76	9.58	41.90	60.79	2.0	0.725
2017	52.00	64.00	45.02	59.52	3.27	16.00	48.00	68.48	2.0	0.750
2018	58.00	68.39	49.06	63.60	3.45	20.52	51.29	73.17	2.0	0.775
2019	64.00	73.75	54.42	68.59	3.63	25.81	55.31	78.91	2.0	0.800
2020	70.00	78.79	59.75	73.27	3.81	27.58	59.09	84.30	2.0	0.825
2021	75.00	82.35	63.56	76.59	3.90	28.82	61.76	88.12	2.0	0.850
2022	80.00	88.24	69.32	82.06	4.10	30.88	66.18	94.41	2.0	0.850
2023	85.00	94.12	74.62	87.53	4.30	32.94	70.59	100.71	2.0	0.850
2024	87.88	96.48	78.40	89.73	4.50	33.77	72.36	103.24	2.0	0.850
2025	89.63	98.41	79.99	91.52	4.60	34.44	73.81	105.30	2.0	0.850
Thereafter	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	2.0	0.850
1)	Inflation rates for forecasting costs.
2)	Exchange rates used to generate the benchmark reference prices in this table.
3)	Prices escalate two per cent per year from 2025.
ARC’s weighted average prices realized for the year ended December 31, 2015, were Cdn$2.88 per Mcf for shale gas and conventional natural gas, Cdn$53.94 per barrel for tight oil, light crude oil and medium crude oil, Cdn$39.70 per barrel for heavy crude oil and Cdn$31.12 per barrel for natural gas liquids including condensate. Only a minor amount of our production is characterized as heavy crude oil.
Definitions and Notes to Reserves Data Tables
In the tables set forth above and elsewhere in this Annual Information Form, the following definitions and other notes are applicable:
1.	"Gross" means:
a)	in relation to our interest in production and reserves, our interest (operating and non-operating) before deduction of royalties and without including any royalty interest to us;
b)	in relation to wells, the total number of wells in which we have an interest; and
c)	in relation to properties, the total area of properties in which we have an interest.
2.	"Net" means:
a)	in relation to our interest in production and reserves, our interest (operating and non-operating) after deduction of royalty obligations, plus our royalty interest in production or reserves;
b)	in relation to wells, the number of wells obtained by aggregating our working interest in each of our gross wells; and
c)	in relation to our interest in a property, the total area in which we have an interest multiplied by the working interest we owned.
3.	Columns may not add due to rounding.
4.	The forecast price and cost assumptions assumed the continuance of current laws and regulations.
5.	All factual data supplied to GLJ was accepted as represented. No field inspection was conducted.

2015 Annual Information Form – ARC Resources Ltd.	Page 14

6.	The crude oil, natural gas liquids and natural gas reserves estimates presented in the GLJ Report are based on the definitions and guidelines contained in the CSA Notice 51-324 – Revised Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities and the COGE Handbook. A summary of those definitions are set forth below.
Reserves Categories
Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions.
Reserves are classified according to the degree of certainty associated with the estimates.
a)	Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
b)	Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.
Each of the reserves categories (proved and probable) may be divided into developed and undeveloped categories:
a)	Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.
i)	Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
ii)	Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.
b)	Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.
In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.
Levels of Certainty for Reported Reserves
The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:
a)	at least a 90 per cent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

2015 Annual Information Form – ARC Resources Ltd.	Page 15

b)	at least a 50 per cent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.
A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.
Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

2015 Annual Information Form – ARC Resources Ltd.	Page 16

Reconciliations of Changes in Reserves
The following table sets forth the reconciliation of our gross reserves as at December 31, 2015, using forecast price and cost estimates derived from the GLJ Report. Gross reserves as at December 31, 2015 and as at December 31, 2014 include working interest reserves before royalties payable and without including gross royalties receivable.
Reconciliation of Gross Reserves by Principal Product Type
	Light Crude Oil and Medium Crude Oil (Mbbl)	Heavy Crude Oil (Mbbl)	Tight Oil (Mbbl)	Total Oil (Mbbl)	Conven-tional Natural Gas (Bcf)	Shale Gas (Bcf)	Coal Bed Methane (Bcf)	Total Gas (Bcf)	NGLs (Mbbl) (1)	Total Oil Equivalent 2015 (Mboe)
PROVED
December 31, 2014	103,379	1,552	-	104,931	1,523.9	-	8.9	1,532.8	21,668	382,063
Product Type Transfer (2)	(17,395)	-	17,395	-	(1,379.1)	1,379.1	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-
Extensions and Improved Recovery (3)	858	-	6,651	7,509	0.8	190.2	-	191.0	4,286	43,630
Technical Revisions	5,552	415	3,318	9,284	34.5	94.1	(0.3)	128.3	6,704	37,366
Acquisitions	63	-	-	63	-	-	-	-	-	63
Dispositions	(4,654)	(70)	-	(4,724)	(56.0)	-	-	(56.0)	(260)	(14,312)
Economic Factors	(5,945)	(406)	(121)	(6,472)	(36.9)	(3.5)	(1.2)	(41.6)	(705)	(14,113)
Production	(8,103)	(155)	(3,474)	(11,731)	(13.8)	(147.1)	(1.1)	(162.0)	(2,642)	(41,372)
December 31, 2015	73,755	1,336	23,769	98,860	73.3	1,512.9	6.3	1,592.5	29,052	393,327
PROBABLE
December 31, 2014	46,624	481	-	47,105	1,344.6	-	4.1	1,348.8	18,786	290,684
Product Type Transfer (2)	(14,210)	-	14,210	-	(1,280.2)	1,280.2	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-
Extensions and Improved Recovery (3)	1,101	-	3,561	4,662	0.9	28.6	-	29.5	4,780	14,360
Technical Revisions	(911)	19	224	(669)	(9.0)	(2.4)	(0.3)	(11.7)	1,199	(1,422)
Acquisitions	17	-	-	17	-	-	-	-	-	17
Dispositions	(4,063)	(19)	-	(4,082)	(26.4)	-	-	(26.4)	(506)	(8,992)
Economic Factors	1,103	(53)	(460)	590	(1.3)	(8.5)	(0.7)	(10.5)	33	(1,123)
Production	-	-	-	-	-	-	-	-	-	-
December 31, 2015	29,661	428	17,535	47,623	28.7	1,297.8	3.1	1,329.7	24,292	293,524
PROVED PLUS PROBABLE
December 31, 2014	150,003	2,032	-	152,035	2,868.5	-	13.0	2,881.6	40,454	672,748
Product Type Transfer (2)	(31,604)	-	31,604	-	(2,659.3)	2,659.3	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-
Extensions and Improved Recovery (3)	1,959	-	10,212	12,171	1.7	218.8	-	220.5	9,066	57,990
Technical Revisions	4,640	433	3,542	8,616	25.5	91.6	(0.6)	116.6	7,903	35,943
Acquisitions	80	-	-	80	-	-	-	-	-	80
Dispositions	(8,717)	(88)	-	(8,806)	(82.4)	-	-	(82.4)	(766)	(23,303)
Economic Factors	(4,842)	(459)	(581)	(5,882)	(38.2)	(12.0)	(1.9)	(52.1)	(672)	(15,236)
Production	(8,103)	(155)	(3,474)	(11,731)	(13.8)	(147.1)	(1.1)	(162.0)	(2,642)	(41,372)
December 31, 2015	103,416	1,764	41,303	146,483	102.0	2,810.7	9.4	2,922.1	53,343	686,851
1)	Natural Gas Liquids includes Associated Natural Gas Liquids for both Conventional and Shale/Tight Reservoirs.
2)
Effective July 1, 2015 a number of amendments were made to NI 51-101, including amendments relating to the disclosure of different product types. In order to assist readers in their review of the reconciliation of our reserves between year-end 2014 and year-end 2015, we have provided information regarding "Product Type Transfer" which illustrates reserve volumes for product types at year-end 2014 which would have been classified as a different product type had the amendments to NI 51-101 been effective at December 31, 2014.

3)	Reserve additions for Infill Drilling, Extensions and Improved Recovery are combined and reported as ‘Extensions and Improved Recovery’.
Future Development Costs
The following table sets forth development costs deducted in the estimation of our future net revenue attributable to the reserves categories noted below:

2015 Annual Information Form – ARC Resources Ltd.	Page 17

Future Development Costs
Year	Proved Reserves ($ millions)	Proved Plus Probable Reserves ($ millions)
2016	215.4	465.4
2017	358.3	515.2
2018	384.9	602.7
2019	236.4	377.0
2020	83.1	147.9
Remainder	210.0	622.3
Total: Undiscounted	1,488.2	2,730.5
Total: Discounted at 10% per Year	1,126.8	1,982.0
We expect to fund the development costs of the reserves through a combination of sources including funds from operations, proceeds from ARC’s DRIP, reduced funding for the payment of cash dividends resulting from ARC’s SDP, proceeds from property dispositions, debt capacity, and if necessary, the equity issuance of Common Shares.
Changes in forecast future development capital occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates that reflect the independent evaluator’s best estimate of what it will cost to bring the proved plus probable undeveloped reserves on production at that time. Undiscounted future development costs (“FDC”) for proved plus probable undeveloped reserves decreased to $2.7 billion at year-end 2015 from $3.6 billion at year-end 2014. The decrease in FDC is mainly attributed to a decrease in drilling and completions capital, reductions in facility capital, and the removal of capital associated with various dispositions.
Estimates of reserves and future net revenues have been made assuming the development of each property, in respect of which the estimate is made, will occur, without regard to the likely availability to us of funding required for the development. There can be no guarantee that funds will be available or that we will allocate funding to develop all of the reserves attributed in the GLJ Report. Failure to develop those reserves would have a negative impact on future funds from operations.
The interest or other costs of external funding are not included in the reserves and future net revenue estimates and would reduce reserves and future net revenues to some degree depending upon the funding sources utilized. We do not anticipate that interest or other funding costs would make development of any property uneconomic.
Undeveloped Reserves
Undeveloped reserves are attributed by GLJ in accordance with standards and procedures contained in the COGE Handbook. Proved undeveloped reserves are those reserves that can be estimated with a high degree of certainty and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. Probable undeveloped reserves are those reserves that are less certain to be recovered than proved reserves and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.
The following tables disclose by each product type the volumes of proved and probable undeveloped reserves that were first attributed by GLJ in each of the most recent three financial years.

2015 Annual Information Form – ARC Resources Ltd.	Page 18

Proved Undeveloped Reserves
		Light Crude Oil and Medium Crude Oil (Mbbl)	Heavy Crude Oil (Mbbl)		Tight Oil (Mbbl)		Conventional Natural Gas (Bcf)		Shale Gas (Bcf)
	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End
2013	4,534	10,773	105	105	2,474	6,917	8.6	8.7	13.9	774.8
2014	3,253	8,451	-	105	1,029	6,740	0.9	6.2	130.9	761.2
2015	507	5,988	-	84	3,008	7,712	0.5	5.1	166.8	776.7

	Coal Bed Methane (Bcf)		Natural Gas Liquids (Mbbl)		Total (Mboe)
	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End
2013	-	1.9	860	9,462	11,727	158,139
2014	NMF	2.2	1,869	8,833	28,140	152,390
2015	NMF	1.2	3,795	15,470	35,205	159,755
Probable Undeveloped Reserves
	Light Crude Oil and Medium Crude Oil (Mbbl)		Heavy Crude Oil (Mbbl)		Tight Oil (Mbbl)		Conventional Natural Gas (Bcf)		Shale Gas (Bcf)
	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End
2013	3,158	8,818	-	42	4,308	9,132	2.9	5.5	66.0	935.7
2014	3,240	7,994	-	42	1,715	11,605	1.1	5.7	219.6	1,052.9
2015	1,752	10,083	-	29	3,911	11,449	1.4	8.4	195.0	1,034.5

	Coal Bed Methane (Bcf)		Natural Gas Liquids (Mbbl)		Total (Mboe)
	First Attributed	Total at Year-End	First Attributed	Total at Year-End	First Attributed	Total at Year-End
2013	-	2.5	2,573	13,054	21,523	188,324
2014	NMF	2.6	3,723	13,837	45,467	210,357
2015	NMF	2.0	5,747	19,169	44,148	214,882
*NMF: Not Meaningful Figure
As of December 31, 2015, undeveloped reserves represented 41 per cent of total proved reserves and 55 per cent of proved plus probable reserves. Over 88 per cent of the proved plus probable undeveloped reserves are located in the Northeast BC core area. We have planned a program for the development of a portion of the undeveloped reserves in 2016 and 2017, focusing on the Sunrise, Parkland/Tower, Dawson and Attachie areas.
The pace of development of the proved and probable undeveloped reserves (both in 2016 and 2017 as well as in years beyond 2017) is influenced by many factors, including the outcomes of the yearly drilling and reservoir evaluations, the price for oil and natural gas, and a variety of economic factors and conditions.
There are a number of factors that could result in delayed or cancelled development, including the following: (i) changing economic conditions (due to pricing, operating and capital expenditure fluctuations or changing regulation and/or fiscal policy); (ii) changing technical conditions (including production anomalies, such as water breakthrough or accelerated depletion); (iii) multi-zone developments (for instance, a prospective formation completion in one zone may be delayed until the initial completion from a separate zone is no longer economic); (iv) a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and (v) surface access issues (including those relating to land owners, weather conditions and regulatory approvals). For more information, see "Risk Factors – Risk Relating to Our Business and Operations".

2015 Annual Information Form – ARC Resources Ltd.	Page 19

Significant Factors or Uncertainties Affecting Reserves Data
We have a significant amount of proved undeveloped and probable undeveloped reserves assigned to the NE BC Montney. Sophisticated and expensive technology and large capital expenditures are required to bring these undeveloped reserves into production. In addition, see Appendix C "Contingent Resource Estimates" for a discussion of risks which relate to the recovery of additional reserves and contingencies that prevent resources from being classified as reserves.
Degradation in future commodity price forecasts relative to the forecast in the GLJ Report can also have a negative impact on the economics and timing of the development of undeveloped reserves, unless significant reduction in the future costs of development are realized.
The following table sets forth information respecting future abandonment and reclamation costs for surface leases, wells, facilities and pipelines for properties to which reserves have been attributed:
Abandonment & Reclamation Costs Escalated at 2.0%	Undiscounted ($ millions)	Discounted at 10% ($ millions)
Total as at December 31, 2015	1,196.2	109.7
Anticipated to be paid in 2016	17.4	15.8
Anticipated to be paid in 2017	7.2	5.9
Anticipated to be paid in 2018	10.4	7.8
For more information with respect to our reclamation and abandonment obligations for properties with no attributed reserves, see "Statement of Reserves Data and Other Oil and Gas Information – Properties with no Attributed Reserves" in this Annual Information Form.
In addition, see "Further Information Respecting Abandonment Obligations" below.
Further Information Respecting Abandonments Obligations
We will be liable for our share of ongoing environmental obligations and for the ultimate reclamation of the properties held by us upon abandonment. We estimate that we have an interest in 4,988 net wells (4,743 net wells to which reserves have been assigned and 245 net wells to which no reserves have been assigned) that will require abandonment and/or reclamation over the next 60 years with the majority of payments being made in years 2064 to 2075. This net well count includes producing and non-producing oil wells, producing and non-producing natural gas wells, injection and disposal wells and wells that have been abandoned but not yet fully reclaimed. These ongoing environmental obligations are expected to be funded with funds from operations. At year-end 2014, we estimated that we had an interest in 7,132 net wells that would require abandonment or reclamation. The year-over-year reduction in well count is due to the combined result of development drilling program, divestitures and reclamation certificates received on wells in 2015.
We currently estimate that the future abandonment and reclamation obligations in respect of all of our properties (those properties with attributed reserves as well as those properties with no attributed reserves) will be approximately $1,215.2 million calculated by escalating costs at two per cent per year (reflected in our audited consolidated financial statements as an asset retirement obligation of $573.2 million calculated by escalating costs at two per cent per year and discounting at a liability-specific risk-free rate of approximately 2.2 per cent). For more information, see Note 14 “Asset Retirement Obligations” of our audited consolidated financial statements for the year ended December 31, 2015 and the section in our Management's Discussion and Analysis under the heading "Asset Retirement Obligations and Reclamation Fund", which note and section are incorporated in this Annual Information Form by reference and are found on our SEDAR profile at www.sedar.com. During 2015, $12.3 million of actual expenditures were incurred on abandonment and reclamation activities.
We have committed to a restricted reclamation trust associated with the acquisition of the Redwater property pursuant to which ARC has agreed with the vendor of the Redwater property to contribute to such trust certain minimum amounts, totaling approximately $110 million over a 50 year period, to fund future environmental and reclamation obligations in respect of the Redwater properties, or to expend certain minimum amounts towards discharging these obligations. The restricted reclamation trust commenced in 2006 with an initial contribution of $6.1 million. In accordance with the fund agreement, ARC has contributed total funds of $48.1 million to the restricted reclamation fund as at December 31, 2015. Contributions to the fund will continue at a declining rate through 2055. The balance of the restricted reclamation fund was $34.3 million at December 31, 2015.

2015 Annual Information Form – ARC Resources Ltd.	Page 20

We estimate the costs to abandon and reclaim all our shut-in and producing wells, pipelines and facilities. No estimate of salvage value is netted against the estimated cost. Our model for estimating the amount and timing of future abandonment and reclamation expenditures was created on an operating area level. Estimated expenditures for each operating area are benchmarked from numerous sources including the provincial regulatory agencies, industry peer groups, third-party engineering firms and actual data from our operations. All wells, pipelines, facilities and associated costs are then assigned to a specific geographic region which is consistent with the methodology used by the Alberta Energy Regulator.
The provision for site restoration and abandonment is based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, market conditions, discovery and analysis of site conditions and changes in technology. For more information reference is made to Note 5 “Management Judgments and Estimation Uncertainty” of our audited consolidated financial statements for the year ended December 31, 2015, which is incorporated by reference in this Annual Information Form and is found on our SEDAR profile at www.sedar.com.
Abandonment and reclamation costs have been estimated over a 60 year period. Facility abandonment and reclamation costs are scheduled to be incurred in the year following the end of the reserves life of the associated reserves.
Core Operating Areas
The following is a description of our principal oil and natural gas core areas as at December 31, 2015. Reserves amounts are stated at December 31, 2015, based on escalated cost and price assumptions as evaluated in the GLJ Report prepared by GLJ (see "Statement of Reserves Data and Other Oil and Gas Information"). Information in respect of gross and net acres and well counts are as at December 31, 2015, and information in respect of production is for the year ended December 31, 2015 except where indicated otherwise. Due to the fact that we have been active at acquiring additional interests in our core areas (and divesting assets in our non-core properties), the working interest in gross/net acres and wells at December 31, 2015 may not directly correspond to the stated production for the year, which only includes production after (or up to) the date the interests were acquired (or divested) by us. The estimate of reserves for individual properties and/or core areas may not reflect the same confidence level as estimates for all properties, due to the effects of aggregation.
All of the core areas described below are located in the Western Canadian Sedimentary Basin and within the Canadian provinces of British Columbia, Alberta, Saskatchewan or Manitoba. Except as set forth under the heading "Statement of Reserves Data and Other Oil and Gas Information – Undeveloped Reserves", there are no other material districts to which reserves have been attributed that are capable of producing but which are not producing at December 31, 2015 and there are no material statutory or mandatory relinquishments, surrenders, back-ins or changes in ownership provisions. When determining gross and net acreage for two or more lease agreements covering the same lands but different rights, the acreage is reported for each lease agreement.
2015 Company Gross Production and Company Gross Reserves
	Light Crude Oil and Medium Crude Oil and Tight Oil (1)	Heavy Crude Oil (1)	Natural Gas (1)(2)	Natural Gas Liquids (1)	Total Oil Equivalent Production (1)	Proved Reserves	Proved Plus Probable Reserves
Core Area	(bbl/d)	(bbl/d)	(MMcf/d)	(bbl/d)	(boe/d)	(Mboe)	(Mboe)	(%)
NE British Columbia	3,406	-	350.8	4,147	66,015	270,266	503,541	73.3
Northern Alberta	7,477	8	68.2	2,107	20,963	41,315	68,028	9.9
Pembina	7,567	126	12.4	615	10,370	34,823	51,963	7.6
SE Saskatchewan & Manitoba (3)	9,570	-	1.1	139	9,884	27,096	37,824	5.5
South Central Alberta	3,685	297	11.3	225	6,091	19,828	25,496	3.7
Total	31,705	431	443.8	7,233	113,323	393,327	686,851	100.0
1)	Production volumes as disclosed above are "gross production" which is our interest (operated and non-operated) in production before deduction of royalties and without including any royalty interests to us. These volumes differ from the "company interest production" volumes disclosed in this Annual Information Form under "ARC Resources Ltd. - Development of our Business" and "Statement of Reserves Data and Other Oil and Gas Information – Production History" as well as in our audited consolidated financial statements for the year ended December 31, 2015 and the related Management’s Discussion and Analysis which is our interest (operated and non-operated) in production before deduction of royalties inclusive of royalty interests.
2)	Natural Gas production includes production from Conventional Natural Gas, Shale Gas and Coal Bed Methane.

2015 Annual Information Form – ARC Resources Ltd.	Page 21

3)	ARC divested its properties in Manitoba in the fourth quarter of 2015.

Core Operating Areas in 2015

Note: ARC divested its properties in Manitoba in the fourth quarter of 2015.

NE British Columbia

ARC’s assets in NE BC are predominantly located in the Montney resource play. The Montney is recognized as one of the best tight gas plays in North America with both dry and liquids-rich gas as well as a light oil fairway where ARC’s Tower assets are located. ARC was an early entrant in the Montney, and pioneered the use of multi-stage fracturing for horizontal completions; a technology that has proved instrumental in unlocking the play. Today, ARC is one of the largest operators in the northeast British Columbia region with an average working interest of 90 per cent in approximately 215,644 gross hectares (193,940 net hectares), which includes land holdings of 641 net Montney sections in British Columbia. Key operating areas include Dawson, Parkland/Tower, Sunrise, Septimus and Attachie. The Montney is a key growth area with significant potential for continued reserves and production additions. In 2015, the gross proven plus probable reserves assigned by GLJ for northeast British Columbia were 504 MMboe or 73 per cent of the total proven plus probable reserves of the Corporation. The GLJ Report estimates the drilling of 343 proved undeveloped and probable locations will be needed to achieve production of these reserves.
During 2015, ARC continued the successful development and delineation of various properties within this core area, spending $397 million or 73 per cent of its 2015 capital program (excluding land purchases) in this area. ARC drilled 49 gross operated wells in 2015 with an average working interest of 100 per cent.
During 2015, ARC successfully and safely commissioned its new 60 MMcf per day gas processing facility at Sunrise in the third quarter and its oil battery expansion project at Parkland/Tower in the fourth quarter. During the year, ARC also progressed the Dawson Phase III gas processing and liquids-handling facility, completing the earthwork, continuing with design and planning and commencing the procurement of long-lead equipment.
Northern Alberta
ARC’s holdings in Northern Alberta are characterized by long-life reserves and have significant potential for continued growth and development. In the northern Alberta area, ARC has an average working interest of 77 per cent in approximately 306,677 gross hectares (237,070 net hectares), which includes land holdings of 533 net Montney

2015 Annual Information Form – ARC Resources Ltd.	Page 22

sections. ARC’s Ante Creek property, where ARC holds 391 net sections, is located within the oil-prone window of the Montney formation and produces a mixture of oil, natural gas and natural gas liquids.In 2015, GLJ assigned gross proved reserves of 41 MMboe and gross proved plus probable reserves of 68 MMboe of oil, natural gas and natural gas liquids to the Northern Alberta core area, representing 10 per cent of ARC’s total gross proved plus probable reserves. The GLJ Report estimates the drilling of 75 operated proved undeveloped and probable locations will be needed to achieve production of these reserves.
ARC’s northern Alberta properties saw reduced capital activity in 2015, having incurred $63 million or 12 per cent of the 2015 capital program (excluding land purchases), primarily at Ante Creek with five gross operated wells drilled. ARC plans to continue to delineate this large, prospective land base and continues to assess infrastructure requirements in conjunction with future development plans for Ante Creek.
Pembina
ARC has been a core owner in the area since its inception in 1996 and today is one of the largest operators in the area. The field is characterized by its long reserve life, attractive netbacks, high quality oil, and proximity to refining facilities. In this area, ARC focuses on reservoir management and maximizing recovery through optimization of the water flood. The application of horizontal technology in the region is reviving this 60 year old asset. ARC has an average working interest of 72 per cent in approximately 60,698 gross hectares (43,537 net hectares). Key properties held by ARC in the area include the Berrymoor Cardium Unit (73.3 per cent unit interest), the Lindale Cardium Unit (55.3 per cent unit interest), MIPA (99.6 per cent working interest) and the North Pembina Cardium Unit (47.1 per cent unit interest). In 2015, GLJ assigned gross proved reserves of 35 MMboe and gross proved plus probable reserves of 52 MMboe of oil, natural gas and natural gas liquids to this core area, representing eight per cent of ARC’s total gross proved plus probable reserves. The GLJ Report estimates the drilling of 83 operated proved undeveloped and probable locations will be needed to achieve production of these reserves.
During 2015, ARC spent $29 million or approximately five per cent of the 2015 capital program (excluding land purchases) in this area and maintained production at an average of approximately 11,000 boe per day, drilling a total of four gross operated Cardium horizontal oil wells. ARC’s deliberate, paced development program at Pembina is aimed at managing production declines in this area, while generating significant free cash flow.
South Central Alberta
ARC’s South Central Alberta assets produce shallow gas and medium to light crude oil. ARC’s assets in this core area are located in south central Alberta and southwestern Saskatchewan, encompassing one of Canada’s largest historical shallow gas producing regions. This area provides ARC with stable production characterized as low decline and low risk. In South Central Alberta, ARC has an average working interest of 60 per cent in approximately 73,088 gross hectares (43,975 net hectares). GLJ assigned gross proved reserves of 20 MMboe and gross proved plus probable reserves of 25 MMboe of oil, natural gas and natural gas liquids to the South Central AB core area, representing four per cent of ARC’s total gross proved plus probable reserves. The GLJ Report estimates the drilling of 35 operated proved undeveloped and probable locations will be needed to achieve the production of these reserves.
During 2015, ARC spent $15 million or approximately three per cent of the 2015 capital program (excluding land purchases). During the second quarter of 2015, ARC divested of certain non-core shallow gas assets located in southern Alberta with associated production of approximately 2,400 boe per day (98 per cent natural gas) and 12 MMboe of proved plus probable reserves.
Redwater is the largest property by production in the area at approximately 3,400 boe per day during 2015. Crude oil and solution gas are processed at a central operated facility. During 2015, ARC continued production operations at the Enhanced Oil Recovery (“EOR”) pilot project in Redwater. The pilot was designed to confirm whether the Redwater reef is amenable to CO2 flooding and if incremental oil can be mobilized and recovered. The CO2 injection phase of the pilot has been completed, while the observation of producing wells continues. Prior to commercial operations, large amounts of CO2 need to be acquired on economic terms for the Redwater EOR project to proceed. There is no assurance that the Redwater EOR project will proceed to a commercial phase or become economically viable.
SE Saskatchewan & Manitoba
ARC’s Southeast Saskatchewan and Manitoba properties produce high netback, light crude oil. ARC has an average working interest of 80 per cent in approximately 62,855 gross hectares (50,012 net hectares) in this area. Key

2015 Annual Information Form – ARC Resources Ltd.	Page 23

properties held by ARC during 2015 included Lougheed, the Weyburn Unit (6.9 per cent unit interest), the Midale Unit (15.5 per cent unit interest) and Oungre. ARC has excellent exposure to EOR projects at the Weyburn Unit and the Midale Unit CO2 floods. GLJ assigned gross proved reserves of 27 MMboe and gross proved plus probable reserves of 38 MMboe of oil, natural gas and natural gas liquids to this area, representing six per cent of ARC’s total gross proved plus probable reserves. The GLJ Report estimates the drilling of 52 operated proved undeveloped and probable locations will be needed to achieve production of these reserves.
During the fourth quarter of 2015, ARC divested its properties in Manitoba for proceeds of approximately $42 million.
During 2015, ARC spent $25 million or approximately five per cent of the 2015 capital program (excluding land purchases) in this area. The 2015 capital spend in this region was concentrated at the Oungre property in southeastern Saskatchewan.
Contingent Resource Estimates
ARC engaged GLJ to provide an updated evaluation of, among other things, our Contingent Resources (as defined in Appendix C attached to this Annual Information Form) effective December 31, 2015, for our working interest in our NE BC Montney properties, including lands at Pouce Coupe across the provincial border in Alberta. These Contingent Resources are set forth and described in Appendix C attached to this Annual Information Form.
Oil And Gas Wells
The following tables set forth the number and status of wells in which we had a working interest as at December 31, 2015.
By Core Area	Oil Wells (1)				Natural Gas Wells (2)
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
NE British Columbia	66	65	28	27	343	315	101	90
Northern Alberta	845	396	409	134	454	107	159	60
Pembina	1,209	685	386	160	50	11	21	4
South Central Alberta	513	500	89	85	535	173	103	16
SE Saskatchewan & Manitoba (3)	1,636	669	407	148	-	-	-	-
Total	4,269	2,316	1,319	554	1,382	607	384	171

By Province	Oil Wells (1)				Natural Gas Wells (2)
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	2,567	1,582	883	378	1,038	292	272	78
British Columbia	66	65	28	27	343	314	101	90
Saskatchewan	1,636	668	408	149	1	0.3	11	3
Total (3)	4,269	2,316	1,319	554	1,382	607	384	171
1)	Includes light crude oil and medium crude oil wells, heavy crude oil wells and tight oil wells.
2)	Includes conventional natural gas wells, shale gas wells and coalbed methane wells.
3)	Does not include any wells in Manitoba as ARC divested its properties in Manitoba in the fourth quarter of 2015.
Properties with No Attributable Reserves
The following table sets out by district our undeveloped land holdings as at December 31, 2015.

2015 Annual Information Form – ARC Resources Ltd.	Page 24

Undeveloped Hectares
	Gross	Net
NE British Columbia	147,787	133,194
Northern Alberta	199,643	142,124
Pembina	39,424	5,365
South Central Alberta	14,454	9,584
SE Saskatchewan & Manitoba (1)	27,655	22,307
Total	428,963	312,574
1)	Does not include any lands in Manitoba as ARC divested its properties in Manitoba in the fourth quarter of 2015.
Undeveloped hectares are lands that have not been assigned reserves; however, in certain of our undeveloped lands, reserves may have been assigned in shallower formations. Undeveloped hectares are mineral agreement specific. The table above includes vertically stacked agreements within the same areal footprint.
ARC has no material work commitments related to our undeveloped hectares in 2016. There are no material expiries in our core holdings in 2016.
Significant Factors or Uncertainties for Properties with No Attributed Reserves
The following table sets forth information respecting future abandonment and reclamation costs for surface leases, wells, facilities and pipelines for our properties to which reserves have not been attributed.
Abandonment & Reclamation Costs Escalated at 2.0%	Undiscounted ($ millions)	Discounted at 10% ($ millions)
Total as at December 31, 2015	19.0	5.7
Anticipated to be paid in 2016	1.0	0.9
Anticipated to be paid in 2017	0.5	0.4
Anticipated to be paid in 2018	0.4	0.3
For information with respect to our reclamation and abandonment obligations for our properties to which reserves have been attributed, see "Statement of Reserves Data and Other Oil and Gas Information – Undeveloped Reserves" in this Annual Information Form.
In addition, see "Statement of Reserves Data and Other Oil and Gas Information – Further Information Respecting Abandonment Obligations" in this Annual Information Form.
Forward Contracts
We are exposed to market risks resulting from fluctuations in commodity prices, power prices, foreign exchange rates and interest rates in the normal course of operations. ARC maintains a risk management program to reduce the volatility of revenues, increase the certainty of funds from operations, and to protect acquisition and development economics.
We may also potentially be exposed to losses in the event of default by the counterparties to these derivative instruments. We manage this risk by diversifying our derivative portfolio among a number of financially sound counterparties, including counterparties among our lending syndicate, and by monitoring their ongoing credit risks.
ARC’s risk management program is governed by certain guidelines approved by the Board of Directors. These guidelines permit hedging up to a maximum of 55 per cent of guided production on a boe basis for up to two years with a maximum of 70 per cent for any one commodity. Specifically for natural gas, the guidelines permit additional hedging of 25 per cent of forecasted production beyond year two and up to five years. Further to these authorizations, the Board of Directors may approve hedging higher percentages of guided production or longer term hedging transactions to mitigate risks relating to, and protecting the economics of major capital expenditures, including acquisitions. The Risk Committee of the Board of Directors reviews policies, procedures and provides oversight to management in the areas of financial and business risks including activities related to our hedging program.
A summary of financial and physical contracts in respect of hedging activities can be found in Note 16 "Financial Instruments and Market Risk Management" to our audited consolidated financial statements for the year ended

2015 Annual Information Form – ARC Resources Ltd.	Page 25

December 31, 2015 and in the section under the heading "Risk Management" in our Management's Discussion and Analysis for the year ended December 31, 2015 which have been filed on our SEDAR profile at www.sedar.com, and both of which the note and section are incorporated in this Annual Information Form by reference.
Tax Horizon
We expect to allocate our funds from operations towards a portion of capital expenditures, periodic debt repayments, site reclamation expenditures, potential net acquisitions of land and production, and cash payments to Shareholders in the form of dividends. Taxable income varies depending on total income and expenses and varies with changes to commodity prices, costs, claims for both accumulated tax pools and tax pools associated with current year expenditures.
ARC has accumulated $2.3 billion of income tax pools for federal tax purposes as at December 31, 2015. In 2015, ARC recognized current income taxes of $2.5 million related to current period taxable income. For 2016, ARC expects to recognize current income taxes between zero and five per cent of funds from operations; however, this will be dependent on the commodity price environment and capital spending. For more information, please see Note 17 “Income Taxes” in our audited consolidated financial statements for the year ended December 31, 2015, which note is incorporated by reference in this Annual Information Form and is found on our SEDAR profile at www.sedar.com.
Capital Expenditures
The following table summarizes capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to our activities for the year ended December 31, 2015:
2015 Capital Expenditures
($ millions)	NE British Columbia	Northern Alberta	Pembina	South Central Alberta	SE Sask & Manitoba (1)	Corporate	Total
Property Acquisition (Disposition) Costs, Net (2)
Proved Properties	-	(7.6)	-	(38.9)	(42.3)	-	(88.8)
Undeveloped Properties	14.1	0.3	-	-	-	-	14.4
Exploration Costs (3)	33.9	-	-	-	-	-	33.9
Development Costs (4)	367.3	65.3	28.7	14.7	25.3	-	501.3
Corporate Capital Costs (5)	-	-	-	-	-	13.1	13.1
Total	415.3	58.0	28.7	(24.2)	(17.0)	13.1	473.9
1)	ARC divested its properties in Manitoba in the fourth quarter of 2015.
2)	Represents acquisition costs net of dispositions and property swaps. Acquisition value is net of post-closing adjustments. Disposition value represents proceeds and adjustments to proceeds from divestitures.
3)	Represents asset additions that have been determined by Management to be in the exploration and evaluation stage and includes costs of land acquired ($1.5 million).
4)	Represents additions to oil and gas development and production assets and administrative assets and includes costs of land acquired ($5.2 million).
5)	Represents administrative assets allocated at the corporate level.

2015 Annual Information Form – ARC Resources Ltd.	Page 26

Exploration and Development Activities
The following tables set forth the gross and net development wells that we participated in during the year ended December 31, 2015. ARC did not participate in any exploratory wells during the year:
By Core Area	Development Wells (1)		Total (1)
	Gross	Net	Gross	Net
NE British Columbia	49.0	49.0	49.0	49.0
Northern Alberta	5.0	5.0	5.0	5.0
Pembina	7.0	4.4	7.0	4.4
SE Saskatchewan & Manitoba (2)	11.0	2.9	11.0	2.9
Total	72.0	61.4	72.0	61.4

By Well Type	Development Wells (1)		Total (1)
	Gross	Net	Gross	Net
Crude Oil	41.0	32.7	41.0	32.7
Natural Gas	30.0	28.5	30.0	28.5
Dry	1.0	0.16	1.0	0.16
Total	72.0	61.4	72.0	61.4
1)	Number of wells based on rig release dates.
2)	ARC divested its properties in Manitoba in the fourth quarter of 2015.
Production Estimates
The following tables set out the GLJ forecast of the volume of production estimated for the year ended December 31, 2016 which is reflected in the estimate of gross proved reserves and gross probable reserves disclosed in the tables contained under "Statement of Reserves Data and Other Oil and Gas Information ‑ Disclosure of Reserves Data".
TOTAL PROVED
	Light Crude Oil & Medium Crude Oil (bbl/d)		Heavy Crude Oil (bbl/d)		Tight Oil (bbl/d)		Conventional Natural Gas (Mcf/d)		Shale Gas (Mcf/d)		Coal Bed Methane (Mcf/d)		Natural Gas Liquids (bbl/d)		Total (boe/d)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Dawson	-	-	-	-	-	-	-	-	148,899	137,003	-	-	842	704	25,659	23,537
Other Properties	18,007	16,511	402	832	10,199	8,636	29,926	24,847	242,869	225,982	2,829	2,674	5,898	4,681	79,942	72,911
Total Proved	18,007	16,511	402	832	10,199	8,636	29,926	24,847	391,768	362,985	2,829	2,674	6,740	5,385	105,601	96,448

TOTAL PROBABLE
	Light Crude Oil & Medium Crude Oil (bbl/d)		Heavy Crude Oil (bbl/d)		Tight Oil (bbl/d)		Conventional Natural Gas (Mcf/d)		Shale Gas (Mcf/d)		Coal Bed Methane (Mcf/d)		Natural Gas Liquids (bbl/d)		Total (boe/d)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Dawson	-	-	-	-	-	-	-	-	16,542	15,635	-	-	94	83	2,851	2,689
Other Properties	1,099	990	6	23	2,821	2,288	1,046	951	50,472	47,435	33	32	1,856	1,620	14,374	12,990
Total Probable	1,099	990	6	23	2,821	2,288	1,046	951	67,014	63,070	33	32	1,949	1,703	17,224	15,679

2015 Annual Information Form – ARC Resources Ltd.	Page 27

TOTAL PROVED PLUS PROBABLE
	Light Crude Oil & Medium Crude Oil (bbl/d)		Heavy Crude Oil (bbl/d)		Tight Oil (bbl/d)		Conventional Natural Gas (Mcf/d)		Shale Gas (Mcf/d)		Coal Bed Methane (Mcf/d)		Natural Gas Liquids (bbl/d)		Total (boe/d)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Dawson	-	-	-	-	-	-	-	-	165,441	152,638	-	-			28,509	26,226
Other Properties	19,106	17,501	408	854	13,021	10,925	27,972	25,798	293,342	273,417	2,861	2,706	7,753	6,301	94,316	85,901
Total Proved + Probable	19,106	17,501	408	854	13,021	10,925	27,972	25,798	458,783	426,055	2,861	2,706	8,689	7,088	122,825	112,127
The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation.
Production History
The following tables summarize certain information in respect of our production, product prices received, royalties paid, operating expenses and resulting netbacks for the periods indicated below:

Production History	Quarter Ended 2015				Year Ended
	Mar 31	June 30	Sept 30	Dec 31	2015
Average Daily Production (1)
Light and Medium Crude Oil (bbl/d) (2)	34,740	30,979	28,516	33,124	31,827
Heavy Oil (bbl/d)	1,111	979	881	775	935
Gas (MMcf/d) (3)	459.6	426.0	425.1	469.1	444.9
Natural Gas Liquids (bbl/d) (4)	7,905	6,934	7,014	7,154	7,249
Condensate (bbl/d)	3,591	3,139	3,361	3,631	3,430
NGLs (bbl/d) (5)	4,314	3,795	3,653	3,523	3,819
Total (boe/d)	120,354	109,900	107,261	119,243	114,167

Average Net Production Prices Received
Light and Medium Crude Oil ($/bbl) (2)	49.13	64.95	52.81	49.66	53.94
Heavy Oil ($/bbl)	36.26	50.03	40.00	31.26	39.70
Gas ($/Mcf) (3)	3.05	2.88	3.03	2.59	2.88
Natural Gas Liquids ($/bbl) (4)	31.08	34.57	28.36	30.56	31.12
Condensate ($/bbl)	49.12	64.84	53.00	49.80	53.84
NGLs ($/bbl) (5)	16.07	9.53	5.68	10.73	10.70
Total ($/boe) (6)	28.31	32.17	28.31	26.06	28.65

Royalties Paid
Light and Medium Crude Oil ($/bbl) (2)	5.80	5.40	6.08	5.65	5.72
Heavy Oil ($/bbl)	1.29	1.24	(0.19)	1.03	0.87
Gas ($/Mcf) (3)	0.20	0.16	0.16	0.04	0.14
Natural Gas Liquids ($/bbl) (4)	5.37	5.82	5.42	4.97	5.39
Condensate ($/bbl)	8.86	10.68	8.87	7.95	9.03
NGLs ($/bbl) 5)	2.47	1.80	2.24	1.91	2.12
Total ($/boe)	2.80	2.50	2.59	2.03	2.48

Operating Expenses (7)(8)
Light and Medium Crude Oil ($/bbl) (2)	11.74	14.26	13.68	11.45	12.78
Heavy Oil ($/bbl)	14.69	8.83	6.41	13.03	10.38
Gas ($/Mcf) (3)	0.88	0.91	0.79	0.66	0.80
Natural Gas Liquids ($/bbl) (4)	5.13	6.48	5.71	5.66	5.92
Condensate ($/bbl)	4.82	5.97	5.09	5.19	5.78
NGLs ($/bbl) (5)	5.46	6.94	6.30	6.15	6.05
Total ($/boe)	7.24	8.05	7.18	6.21	7.15

Transportation Paid
Light and Medium Crude Oil ($/bbl) (2)	2.92	2.47	2.30	2.54	2.57
Heavy Oil ($/bbl)	0.61	0.42	0.58	0.48	0.52
Gas ($/Mcf) (3)	0.30	0.33	0.37	0.30	0.32
Natural Gas Liquids ($/bbl) (4)	5.80	5.29	5.75	5.26	5.53
Condensate ($/bbl)	2.96	2.56	3.32	3.10	3.00
NGLs ($/bbl) (5)	8.15	7.55	7.99	7.49	7.81
Total ($/boe)	2.36	2.33	2.44	2.19	2.33

2015 Annual Information Form – ARC Resources Ltd.	Page 28

Production History	Quarter Ended 2015				Year Ended
	Mar 31	June 30	Sept 30	Dec 31	2015
(Loss)/Gain on Commodity Contracts
Light and Medium Crude Oil ($/bbl) (2)	5.25	6.43	2.67	3.89	4.59
Heavy Oil ($/bbl)	-	-	-	-	-
Gas ($/Mcf) (3)	0.68	0.84	0.81	0.93	0.82
Natural Gas Liquids ($/bbl) (4)	-	-	-	-	-
Condensate ($/bbl)	-	-	-	-	-
NGLs ($/bbl) (5)	-	-	-	-	-
Total ($/boe)	4.12	5.08	3.93	4.73	4.46

Netback Received (9)
Light and Medium Crude Oil ($/bbl) (2)	33.92	49.25	33.42	33.91	37.46
Heavy Oil ($/bbl)	19.67	39.54	33.20	16.72	27.93
Gas ($/Mcf) (3)	2.35	2.32	2.52	2.52	2.44
Natural Gas Liquids ($/bbl) (4)	14.78	16.97	11.48	14.66	14.27
Condensate ($/bbl)	31.84	45.63	35.72	33.56	36.03
NGLs ($/bbl) (5)	0.63	(6.76)	(10.85)	(4.82)	(5.28)
Total ($/boe)	20.03	24.37	20.03	20.36	21.15
1)	Before deduction of royalties and including royalty interests.
2)	Light and Medium Crude Oil as defined by ARC in external reporting includes light crude oil, medium crude oil and tight oil.
3)	Gas as defined by ARC in external reporting includes conventional natural gas, shale gas and coal bed methane.
4)	Natural Gas Liquids as defined by GLJ which includes condensate, butane, ethane and propane.
5)	NGLs or natural gas liquids as defined by ARC in external reporting includes butane, ethane and propane but excludes condensate.
6)	Total average price received includes other income from standard business activities including interest earned on ARC’s reclamation fund.
7)
Operating expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas, condensate and natural gas liquids production.

8)	Operating recoveries associated with operated properties were excluded from operating costs and accounted for as a reduction to general and administrative costs.
9)
Netbacks are calculated by subtracting royalties, operating expenses, transportation costs, and realized (losses)/gains on commodity contracts from revenues. Netbacks before hedging can be found in Table 16 and 16a “Netbacks prior to hedging” under the section Operating Netbacks of our Management’s Discussion and Analysis for the year ended December 31, 2015 which has been filed on our SEDAR profile at www.sedar.com.

The Northeast British Columbia, Northern Alberta, Pembina, South Central Alberta, and Southeast Saskatchewan & Manitoba core areas account for approximately 58 per cent, 18 per cent, 10 per cent, five per cent and nine per cent, respectively, of the total production disclosed above. For more information, see "Statement of Reserves Data and Other Oil and Gas Information – Other Oil and Gas Information".
Marketing Arrangements
Natural Gas
During 2015, ARC continued its marketing strategy of maintaining a high level of direct control and diversification of marketing and transportation arrangements for our natural gas production.
The average natural gas price we received during 2015 was $2.88 per Mcf before hedging as compared to $4.76 per Mcf before hedging for 2014. This price was achieved with a portfolio mix that on average through the year received AECO index based pricing for 77 per cent, Western Canadian Station 2 index based pricing for 15 per cent, and Chicago index pricing for eight per cent of total production.
Our natural gas sales portfolio is directed towards liquid markets and pricing terms that allow us to reduce price volatility and to stabilize the revenue stream. We also strive for a high utilization of contracted pipeline and processing capacity.
Crude Oil and Natural Gas Liquids
Our liquids production in 2015 was comprised of approximately 55 per cent light quality crude oil (greater than 35° API), 26 per cent medium quality crude oil (25o to 35o API), one per cent heavy quality crude (less than 25o API) and 18 per cent condensate and natural gas liquids.
During 2015, our average sales prices were $53.94 per barrel for light and medium crude oil, $39.70 per barrel for heavy crude oil and $31.12 per barrel for natural gas liquids including free condensate; these prices compare to 2014 prices of $91.17 per barrel for light and medium crude oil, $72.95 per barrel for heavy crude oil and $63.81 per barrel for natural gas liquids including free condensate.

2015 Annual Information Form – ARC Resources Ltd.	Page 29

ARC is strategically aligned with its crude oil purchasers which allowed us to be protected against varying degrees of price volatility in the market. See "Risk Factors – Risk Relating to Our Business and Operations – Gathering and processing facilities and pipeline systems are subject to certain risks and in certain circumstances may adversely affect the amounts realized by us for our oil and natural gas".
Our crude oil is sold under contracts of varying terms of up to one year, based on market sensitive pricing terms. The majority of ARC’s natural gas liquids are sold on a multi-year contract until April 1, 2017, after which they will be sold on a 10 year agreement to coincide with new fractionation capacity coming online. The remaining volume is sold under annual arrangements. Industry pricing benchmarks for crude oil and natural gas liquids are continuously monitored to ensure optimal netbacks.

2015 Annual Information Form – ARC Resources Ltd.	Page 30

SHARE CAPITAL OF ARC RESOURCES
The authorized capital of ARC Resources is an unlimited number of Common Shares without nominal or par value (defined in this Annual Information Form as "Common Shares") and 50,000,000 preferred shares without nominal or par value issuable in series of which 347,083,353 Common Shares and no preferred shares are outstanding as at December 31, 2015.
The following is a summary of the rights, privileges, restrictions and conditions which attach to the securities of ARC Resources.
Common Shares
Holders of Common Shares are entitled to notice of, to attend and to one vote per share held at any meeting of the Shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such).
Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends.
Holders of Common Shares are entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its Shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.
Preferred Shares
Preferred shares may at any time or from time-to-time be issued in one or more series. Before any shares of a particular series are issued, the Board shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out in ARC Resources' articles, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the preferred shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of ARC Resources or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than preferred shares or payment in respect of capital on any shares in the capital of ARC Resources or creation or issue of debt or equity securities. Notwithstanding the foregoing, other than in the case of a failure to declare or pay dividends specified in any series of preferred shares, the voting rights attached to the preferred shares shall be limited to one vote per preferred share at any meeting where the preferred shares and Common Shares vote together as a single class.
Any preferred shares of ARC Resources are intended to provide future financing flexibility and are not intended to be used to block any takeover bid for ARC Resources. ARC Resources confirms that it will not, without prior shareholder approval, issue any preferred shares for any anti-takeover purpose.

2015 Annual Information Form – ARC Resources Ltd.	Page 31

OTHER INFORMATION RELATING TO OUR BUSINESS
Borrowing
ARC borrows funds periodically to finance the purchase of properties, for capital expenditures or for other financial obligations or expenditures in respect of properties held by us or for working capital purposes. ARC’s long-term strategy is to target a maximum net debt to annualized funds from operations of less than two times during specific periods with a long-term target for net debt to be one to 1.5 times annualized funds from operations and less than 20 per cent of total capitalization over the long-term (see Note (1) in the section "ARC Resources Ltd. – Strategy" in this Annual Information Form). The level of borrowing is assessed on a weekly basis by management and is subject to quarterly reviews by the Board of Directors of ARC Resources.
Our borrowings are comprised of both a bank credit facility and long-term notes issued to major financial institutions. We may choose to repay a portion of our debt from one source and borrow from other parties in order to reduce borrowing costs and provide more financial flexibility.
As at December 31, 2015, we had credit facilities consisting of a Cdn$1 billion, financial covenant based credit facility with a syndicate of major chartered banks, a Cdn$40 million working capital facility with our agent bank, a Cdn$15 million letter of credit facility with our agent bank, a Cdn$25 million letter of credit facility with another major chartered bank and member of the syndicate, and US$772.1 million and Cdn$45.8 million of senior notes outstanding. An additional amount of US$141.3 million of senior notes was available to be issued pursuant to a US$350 million Master Shelf Agreement with a large insurance company (the "Master Shelf"). ARC had a net debt balance of Cdn$985.1 million outstanding at December 31, 2015, comprised of Cdn$1,114.3 million of long-term debt and a working capital surplus of Cdn$129.2 million.
Borrowings under the syndicated credit facility bear interest at bank prime or, at ARC's option, Canadian dollar bankers' acceptances or U.S. dollar LIBOR loans plus a stamping fee. At the option of ARC, the lenders will review the credit facility each year and determine whether they will extend the revolving four year period for another year. In the event the credit facility is not extended at any time before the maturity date, the loan will become repayable on the maturity date. On September 10, 2015, the credit facility was extended for another year at current pricing terms of the existing facility. The current maturity date of the credit facility is November 6, 2019.
ARC has the option to negotiate a rate and term and draw the remaining credit capacity pursuant to the Master Shelf at any time. This option was renewed on September 25, 2014 and expires on September 25, 2017. ARC Resources may issue senior notes at a rate equal to the related U.S. treasuries corresponding to the term of the notes plus an appropriate credit risk adjustment at the time of issuance. The senior notes outstanding were issued in 11 tranches and bear interest at a fixed rate. Each tranche requires certain repayments of principal prior to the final maturity thereof.
The following are significant financial covenants governing the revolving credit facilities:
—	Long-term debt and letters of credit not to exceed 3.25 trailing 12 month net income before non-cash items, income tax and interest expense;

—	Long-term debt, letters of credit and subordinated debt not to exceed four times trailing 12 month net income before non-cash items, income tax and interest expense; and

—	Long-term debt and letters of credit not to exceed 50 per cent of Shareholders' equity and long-term debt, letters of credit and subordinated debt.
ARC is in compliance in all material respects with the terms of the agreements governing the credit facilities described above.
The credit facilities and senior notes rank equally and contain provisions which restrict the payment of dividends to Shareholders, in the event of the occurrence of certain events of default. The syndicated credit agreement, the note agreements and master shelf agreement are described in this Annual Information Form under "Material Contracts" and have been filed on our SEDAR profile at www.sedar.com. For more information, reference is made to Note 13 “Long-term Debt” of our audited consolidated financial statements for the year ended December 31, 2015, which note is incorporated by reference in this Annual Information Form and is found on our SEDAR profile at www.sedar.com.

2015 Annual Information Form – ARC Resources Ltd.	Page 32

See "Risk Factors – Risk Relating to Our Business and Operations".
Stock Dividend Program and Dividend Reinvestment Plan
ARC has established a Stock Dividend Program (previously defined as the "SDP") which enables shareholders to receive dividends in the form of Common Shares of ARC in lieu of receiving a cash dividend on the dividend payment date. Common Shares issued under the SDP are issued at a three per cent discount to the prevailing market price, as defined under the SDP, with no broker fees or commissions. The SDP is generally available to most shareholders and is expected to provide many shareholders with Canadian income tax treatment that is more favourable than ARC's Distribution Reinvestment Plan (previously defined as the "DRIP") which is described below.
ARC has also established a DRIP which enables Canadian shareholders to have their dividends reinvested into additional Common Shares of ARC. Common Shares issued under the DRIP are issued at a three per cent discount to the prevailing market price, as defined under the DRIP, with no broker fees or commissions.
Participation in the SDP or the DRIP is optional. Shareholders will continue to receive dividend payments in cash unless they choose to participate in the SDP or the DRIP.

2015 Annual Information Form – ARC Resources Ltd.	Page 33

DIRECTORS AND EXECUTIVE OFFICERS
The name and municipality of residence, positions held and principal occupation of each director of ARC Resources as at December 31, 2015 are set out below.
Directors (1)
Name and Municipality of Residence	Office Held and Time as Director (2)	Principal Occupation
Mac H. Van Wielingen (3) Calgary, Alberta, Canada	Chairman of the Board and Director since May 3, 1996	Independent Businessman
John P. Dielwart Calgary, Alberta, Canada	Director since May 3, 1996	Vice-Chairman of ARC Financial Corp.
Fred J. Dyment Calgary, Alberta, Canada	Director since April 17, 2003	Independent Businessman
Timothy J. Hearn Calgary, Alberta, Canada	Director since June 22, 2011	Independent Businessman
James C. Houck Calgary, Alberta, Canada	Director since February 14, 2008	Independent Businessman
Harold N. Kvisle (3) Calgary, Alberta Canada	Director since May 20, 2009	Independent Businessman
Kathleen M. O'Neill Toronto, Ontario, Canada	Director since June 1, 2009	Independent Businesswoman
Herbert C. Pinder, Jr. Saskatoon, Saskatchewan, Canada	Director since January 1, 2006	Independent Businessman
William G. Sembo Calgary, Alberta, Canada	Director since November 6, 2013	Independent Businessman
Myron M. Stadnyk Calgary, Alberta, Canada	Director since January 1, 2013	President and Chief Executive Officer of ARC Resources
1)	Subsequent to 2015 year-end, Nancy L. Smith was appointed to the Board of Directors on February 10, 2016.
2)	The term of each director is until the next annual meeting of ARC Resources, which is scheduled to be held on April 29, 2016.
3)	Mac H. Van Wielingen stepped down as Chairman of the Board on December 31, 2015 and on January 1, 2016 Harold N. Kvisle was appointed as Chairman of the Board.
All of the current directors of ARC Resources were elected as directors of ARC Resources Ltd. on April 30, 2015 to hold office until the next annual meeting of ARC Resources, with the exception of Nancy L. Smith who was appointed to the Board of Directors on February 10, 2016. The next annual meeting is scheduled to be held on April 29, 2016. As at December 31, 2015, the directors and officers of ARC Resources, as a group, beneficially owned, or controlled or directed, directly or indirectly, 5,036,912 Common Shares or approximately 1.4 per cent of the outstanding Common Shares.
The name and municipality of residence, position held and principal occupation of each officer of ARC Resources as at December 31, 2015 are set out below.

2015 Annual Information Form – ARC Resources Ltd.	Page 34

Officers (1)(2)
Name and Municipality of Residence	Office Held	Principal Occupation
Myron M. Stadnyk Calgary, Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer of ARC Resources
P. Van R. Dafoe Calgary, Alberta, Canada	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of ARC Resources
Terry M. Anderson Calgary, Alberta, Canada	Senior Vice President and Chief Operating Officer	Senior Vice President and Chief Operating Officer of ARC Resources
David P. Carey Calgary, Alberta, Canada	Senior Vice President, Capital Markets	Senior Vice President, Capital Markets of ARC Resources
Kristen J. Bibby Calgary, Alberta, Canada	Vice President, Finance	Vice President, Finance of ARC Resources
Jay B. Billesberger (3) Calgary, Alberta, Canada	Vice President, Information Technology	Vice President, Information Technology of ARC Resources
Sean R. A. Calder Calgary, Alberta, Canada	Vice President, Production	Vice President, Production of ARC Resources
Larissa M. Conrad Calgary, Alberta, Canada	Vice President, Engineering	Vice President, Engineering of ARC Resources
Neil A. Groeneveld Calgary, Alberta, Canada	Vice President, Geosciences and Exploration	Vice President, Geosciences and Exploration of ARC Resources
Wayne D. Lentz Calgary, Alberta, Canada	Vice President, Strategy and Business Development	Vice President, Strategy and Business Development of ARC Resources
Karen A. Nielsen Calgary, Alberta, Canada	Vice President, Operations	Vice President, Operations of ARC Resources
Grant A. Zawalsky (4) Calgary, Alberta, Canada	Corporate Secretary	Managing Partner, Burnet, Duckworth & Palmer LLP (Barristers and Solicitors)
1)	Subsequent to 2015 year-end, Lisa A. Olsen was promoted to the position of Vice President, Human Resources effective January 1, 2016.
2)	Subsequent to 2015 year-end, Bevin Wirzba joined ARC on January 1, 2016 as Senior Vice President, Business Development.
3)	Subsequent to 2015 year-end, Jay B. Billesberger ceased to be an employee of ARC as of January 5, 2016.
4)	Mr. Zawalsky is not considered to be an "executive officer" of ARC as defined by NI 51-102 as he does not perform a policy-making function in respect of the Corporation.
Membership of Board Committees
The following chart sets out the membership of the committees of the Board of Directors as at December 31, 2015.
Name of Director	Audit	Reserves	Risk	Human Resources & Compensation	Policy & Board Governance	Health, Safety & Environment
Non-Independent Directors
John P. Dielwart			√			Chair
Independent Directors
Mac H. Van Wielingen			√	√	√
Fred J. Dyment		√	Chair		√
Timothy J. Hearn				Chair	√	√
James C. Houck	√	Chair	√
Harold N. Kvisle				√	√
Kathleen M. O'Neill	Chair		√			√
Herbert C. Pinder, Jr.		√		√	Chair
William G. Sembo	√	√

2015 Annual Information Form – ARC Resources Ltd.	Page 35

The Audit, Reserves, Human Resources and Compensation and the Policy and Board Governance committees are entirely comprised of independent directors. The Risk and Health, Safety and Environment committees are comprised of a majority of independent directors.
Mr. Dielwart, who is the Chair of the Health, Safety and Environment Committee and is a member of the Risk Committee, retired from the position of CEO of ARC Resources effective January 1, 2013 but remains as a director. The Board of Directors has determined that Mr. Dielwart is not independent at this point in time. Mr. Stadnyk was promoted to the position of President and CEO of ARC Resources effective January 1, 2013 and was appointed as a director on such date. Mr. Stadnyk is considered to be a non-independent director.
With the exception of the following individuals, the officers and directors have held the position set forth above (or other positions with the same organization) as their principal occupation for the last five years.
—	Prior to May 2015, Harold N. Kvisle was President and Chief Executive Officer of Talisman Energy, and prior to September 2012 was an independent businessman.
—	Prior to August 2014, Kristen J. Bibby was VP Finance and Chief Financial Officer at Verano Energy Limited, and prior to January 2011 was VP Finance and Chief Financial Officer of Petrolifera Petroleum Limited.
—	Prior to February 2014, P. Van R. Dafoe was Senior Vice President, Finance at ARC Resources.
—	Prior to February 2014, Larissa M. Conrad was Manager, Engineering South at ARC Resources, and prior to August 2011 was Team Lead, Government & Regulatory Relations at EnCana Corporation.
—	Prior to January 2014, Terry M. Anderson was Senior Vice President, Engineering at ARC Resources.
—	Prior to September 23, Sean R. A. Calder was Manager, Technical Operations North at ARC Resources.
—	Prior to August 2013, Karen A. Nielsen was Vice President, Engineering of Birchcliff Energy Ltd.
—	Prior to January 2013, Myron Stadnyk was President and Chief Operating Officer of ARC Resources.
—	Prior to January 2013, John P. Dielwart was Chief Executive Officer of ARC Resources.
—	Prior to August 2012, James C. Houck was President and Chief Executive Officer of The Churchill Corporation.
—	Prior to July 2011, Wayne D. Lentz was Manager, Strategic Planning at ARC Resources.
Officer Biographies
The following comprises a brief description of the background of the current officers of ARC Resources:
Myron M. Stadnyk, P. Eng.
Mr. Stadnyk is President and Chief Executive Officer of ARC Resources and has overall management responsibility for the Company. Mr. Stadnyk joined ARC in 1997, as the Company’s first operations employee, and in 2005 was appointed Senior Vice President, Operations and Chief Operating Officer. From 2009 to 2012, he held the position of President and Chief Operating Officer. Prior to joining ARC, Mr. Stadnyk worked with a major oil and gas company in both domestic and international operations. He holds a Bachelor of Science in Mechanical Engineering from the University of Saskatchewan and is a graduate of the Harvard Business School Advanced Management program. Mr. Stadnyk joined ARC's Board of Directors in 2013. He is a member of the Association of Professional Engineers and Geoscientists of Alberta and currently serves as a governor for the Canadian Association of Petroleum Producers. Mr. Stadnyk is also a member of the board of directors for STARS (Shock Trauma Air Rescue Society).

2015 Annual Information Form – ARC Resources Ltd.	Page 36

P. Van R. Dafoe, B. Comm., CPA, CMA
Mr. Dafoe is Senior Vice President and Chief Financial Officer of ARC Resources and oversees the finance, treasury, accounting, tax, information technology and marketing teams at ARC. Prior to being appointed to the role of Senior Vice President and Chief Financial Officer in 2014, Mr. Dafoe held the position as Senior Vice President, Finance. Mr. Dafoe joined ARC in 1999 as the Controller, after 13 years with various companies in the finance and accounting area of the oil and gas industry. He has a Bachelor of Commerce (Honours) degree from the University of Manitoba and obtained his Certified Management Accountant’s designation in 1995. Mr. Dafoe is a member of the Canadian and Alberta Chartered Professional Accountants.
Terry M. Anderson, P. Eng.
Mr. Anderson is Senior Vice President and Chief Operating Officer of ARC Resources with responsibility for the execution of all aspects of ARC's operations and capital program. He has over 20 years of operations and engineering experience. Prior to joining ARC in 2000, he worked at a major oil and gas company. Mr. Anderson holds a Bachelor of Science in Petroleum Engineering from the University of Wyoming. He is a member of the Association of Professional Engineers and Geoscientists of Alberta, Saskatchewan and British Columbia.
David P. Carey, P. Eng., MBA
Mr. Carey is Senior Vice President, Capital Markets of ARC Resources and is responsible for all facets of investor relations, communications and corporate governance. Mr. Carey brings over 30 years of diverse experience in the Canadian and international energy industries covering exploration, production and project evaluations. Prior to joining ARC in 2001, Mr. Carey held senior positions with Athabasca Oil Sands Trust and a major Canadian oil and gas company. He holds both a Bachelor of Science in Geological Engineering and a Master in Business Administration from Queen’s University and is a member of the Association of Professional Engineers and Geoscientists of Alberta.
Bevin Wirzba, P. Eng., MBA
Mr. Wirzba is Senior Vice President, Business Development of ARC Resources and is responsible for ARC’s acquisition, disposition and business development activities. He has over 20 years of upstream and midstream technical and commercial experience including strategic advisory, investment analysis, project development, and merger, acquisition and divestiture evaluation and execution. Prior to joining ARC in 2016, Mr. Wirzba spent 10 years in the energy advisory and capital markets business of a global investment bank as a Managing Director. Prior thereto, he spent 12 years with a major multi-national corporation working in both North America and internationally. Mr. Wirzba holds a Bachelor of Science in Civil Engineering from the University of Alberta, has a Master in Business Administration from the Edinburgh Business School and is a member of the Association of Professional Engineers and Geoscientists of Alberta.
Kristen (Kris) J. Bibby, B. Comm., CPA, CA
Mr. Bibby is Vice President, Finance of ARC Resources and is responsible for ARC’s financial risk and research, tax and treasury related activities and information technology. He has over 15 years of experience in finance and accounting roles within the oil and gas industry. Prior to joining ARC in 2014, Mr. Bibby held the position as Chief Financial Officer at a junior oil and gas company with international operations. He has a Bachelor of Commerce degree from the University of Saskatchewan, and is a member of the Canadian and Alberta Chartered Professional Accountants.
Sean R. A. Calder, P.L. Eng.
Mr. Calder is Vice President, Production of ARC Resources, and manages all aspects of field production operations and health, safety and environment. He has over 15 years of broad industry experience including field operations, drilling and completions and facility management. Mr. Calder joined ARC in 2005, and since this time has taken on roles of increasing responsibility. Prior to joining ARC, he worked at a major oil and gas company. Mr. Calder has a Bachelor of Applied Petroleum Engineering Technology degree from the Southern Alberta Institute of Technology (SAIT). He is a member of the Association of Professional Engineers and Geoscientists of Alberta, as well as the Association of Science and Engineering Technology Professionals in Alberta.

2015 Annual Information Form – ARC Resources Ltd.	Page 37

Larissa (Lara) M. Conrad, P. Eng.
Ms. Conrad is Vice President, Engineering with responsibility for all engineering and joint venture activities. She has over 15 years of experience in reservoir, exploration, development and production engineering. Ms. Conrad joined ARC in 2011, and since this time has taken on roles of increasing responsibility. Prior to joining ARC, Ms. Conrad spent 14 years with a major Canadian oil and gas producer. Ms. Conrad has a Bachelor of Science degree in Mechanical Engineering from the University of Waterloo and is a member of the Association of Professional Engineers and Geoscientists of Alberta.
Neil A. Groeneveld, P. Geol.
Mr. Groeneveld is Vice President, Geosciences and Exploration of ARC Resources and is responsible for the execution of geophysical and geological activities. He has over 25 years of experience in the western Canadian oil and gas business and brings a broad background in oil and gas development, exploration and operations. Prior to joining ARC in 2003, Mr. Groeneveld held senior positions with large and intermediate oil and gas companies. He holds a Master of Science degree in Geology from the University of Regina and is a member of the Association of Professional Engineers and Geoscientists of Alberta.
Wayne D. Lentz, P. Eng.
Mr. Lentz is Vice President, Strategy and Business Development of ARC Resources and is responsible for strategic planning and related activities. He brings over 25 years of experience in the oil and gas business covering production, engineering and operations. Prior to joining ARC in 1999, Mr. Lentz worked with a major oil and gas company in both domestic and international operations. He holds a Bachelor of Science in Petroleum Engineering from the University of Alberta. Mr. Lentz is a member of the Association of Professional Engineers and Geoscientists of Alberta.
Lisa A. Olsen, BA
Ms. Olsen is Vice President, Human Resources of ARC Resources, and oversees ARC’s human resources, office services and records information management functions. She has over 15 years of experience in Human Resources. Ms. Olsen joined ARC in 2008, and has been a passionate champion of ARC’s culture and people strategy. Prior to joining ARC, she spent over 10 years in human resources functions working in both Canadian oil and gas and for a major international consumer brand. Ms. Olsen has a Bachelor of Communications from Simon Fraser University and an HR Management Certificate from the BC Institute of Technology.
Karen A. Nielsen, P. Eng.
Ms. Nielsen is Vice President, Operations of ARC Resources and is responsible for overseeing the execution of all aspects of ARC’s capital program. She has over 25 years of experience in the oil and gas industry with expertise in exploitation, drilling, completions and production operations in western Canada. Prior to joining ARC in 2013, Ms. Nielsen held the position as Vice President, Engineering at a mid-sized Canadian oil and gas company. She has a Bachelor of Science degree (Distinction) in Electrical Engineering from the University of Saskatchewan. Ms. Nielsen is a member of the Association of Professional Engineers and Geoscientist of Alberta and British Columbia.
Grant A. Zawalsky, B. Comm, LL.B
Mr. Zawalsky acts as Corporate Secretary for ARC Resources. He is a managing partner at the law firm of Burnet, Duckworth & Palmer LLP, and has over 30 years of experience in securities and corporate law including securities offerings, mergers and acquisitions, and corporate governance. Mr. Zawalsky has a Bachelor of Commerce degree and an LL.B. from the University of Alberta. He has extensive Corporate Secretary experience at small to mid-cap companies in the energy industry. Mr. Zawalsky is currently a director of a number of public and private energy companies including, Nuvista Energy Ltd., PrairieSky Royalty Ltd., Whitecap Resources Inc. and Zargon Oil & Gas Ltd.

2015 Annual Information Form – ARC Resources Ltd.	Page 38

AUDIT COMMITTEE DISCLOSURES
Multilateral Instrument 52-110 ("MI 52-110") relating to audit committees has mandated certain disclosures for inclusion in this Annual Information Form. The text of the Audit Committee's mandate is attached as Appendix D to this Annual Information Form.
Members of the Audit Committee
As of December 31, 2015, the members of the Audit Committee were Kathleen O'Neill (Chair), James C. Houck and William G. Sembo; each is independent and financially literate within the meaning of MI 52-110. The following comprises a brief summary of each member's education and experience:
Kathleen M. O'Neill
Ms. O’Neill is a Corporate Director and has extensive experience in accounting and financial services. Previously, she was an Executive Vice-President of the Bank of Montreal (BMO) Financial Group with accountability for a number of major business units. Prior to joining BMO Financial Group in 1994, she was a partner with PricewaterhouseCoopers. Ms. O'Neill is an FCPA, FCA (Fellow of Institute of Chartered Accountants) and has an ICD.D designation from the Institute of Corporate Directors. Ms. O'Neill was a member of the Steering Committee on Enhancing Audit Quality sponsored by the CPA (Chartered Professional Accountants of Canada) and the Canadian Public Accountability Board. In 2014 and 2015, Ms. O’Neill was awarded Canada's Most Powerful Women: Top 100 Award by the Women's Executive Network. Ms. O'Neill currently serves as the Chair of the audit committee for Invesco Canada Funds, Cadillac Fairview Corporation Ltd., and Finning International Inc.; and is on the board of directors for the Ontario Teachers’ Pension Plan. Ms. O’Neill is the past Chair of St Joseph’s Health Centre and St Joseph’s Health Centre Foundation of Toronto. She has been a director of ARC since 2009.
James C. Houck
Mr. Houck has over 40 years of diversified experience in the oil and gas industry. Mr. Houck was President and Chief Executive officer of the Churchill Corporation from 2009 to 2012, a construction and industrial services company. Previously he was President and Chief Executive Officer of Western Oil Sands. The greater part of his career was spent with ChevronTexaco Inc., where he held a number of senior management and officer positions, including President, Worldwide Power and Gasification Inc, and Vice President and General Manager, Alternate Energy Department. Earlier in his career, Mr. Houck held various positions of increasing responsibility in Texaco’s conventional oil and gas operations. Mr. Houck has a Bachelor of Engineering Science from Trinity University in San Antonio and a Masters in Business Administration from the University of Houston. Mr. Houck currently serves as a director on the WesternZagros Resources Ltd. board. He has been a director of ARC since 2008.
William G. Sembo
Mr. Sembo has over 40 years of industry experience. He retired from his role as Vice Chairman at RBC Capital Markets LLC in 2013. Mr. Sembo has spent the majority of his career in energy investment banking and has expertise in investment banking, corporate credit and mergers and acquisitions. Prior to joining RBC in 1986, Mr. Sembo held Corporate Finance and Financial Planning positions with Toronto Dominion Bank and Asamera Inc., respectively. Mr. Sembo has a Bachelor of Arts in Economics from the University of Calgary. He brings extensive capital markets expertise as well as a broad base of corporate governance experience to ARC, having served as a director for both private and public boards as well as numerous not-for-profit organizations. Mr. Sembo currently serves as a director for Canadian Utilities Ltd., OMERS Energy Services LP, CEDA International Corporation and Calgary Scientific Inc. He has been a director of ARC since 2013.
Nancy L. Smith
Ms. Smith is a Managing Director of ARC Financial Corp., Canada’s largest energy focused private equity manager.  Prior to joining ARC Financial in 1999, she held executive positions in finance and upstream marketing at a Canadian integrated energy company and spent the first five years of her career in corporate banking. Ms. Smith received a Masters of Business Administration and a Bachelor of Arts (Economics) from the University of Alberta and has an ICD.D designation from the Institute of Corporate Directors. Ms. Smith is currently a director of Canbriam Energy Inc. and Corinthian Oil Corp. and has served on several energy company boards and not-for-profit boards. Ms. Smith joined ARC’s board of directors on February 10, 2016.

2015 Annual Information Form – ARC Resources Ltd.	Page 39

Principal Accountant Fees and Services
The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services and pre-approves each such engagement or type of engagement for every fiscal year.
Our external auditor is Deloitte LLP. The following is a summary of the external audit and non-audit services fees by category.
Summary of External Audit and Non-Audit Service Fees	2015	2014
Audit Fees	$872,585	$903,578
Audit Related Fees (1)	$70,727	$70,727
All Other Fees (2)	$18,781	$112,703
1)	The aggregate fees billed by our external auditor for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements but which are not included in audit services fees.
2)	The assessment fee billed by The Canadian Public Accountability Board per the National Instrument 52-108 Auditor Oversight mandate for reporting issuers to have an audit completed by a CPAB participant firm, as well as fees paid in 2014 for a security and vulnerability assessment of the Company’s information technology environment.

2015 Annual Information Form – ARC Resources Ltd.	Page 40

CONFLICTS OF INTEREST
The Board of Directors has adopted a Code of Business Conduct and Ethics and a Code of Ethics for Senior Financial Officers (the “Codes”). In general, the private investment activities of employees, directors and officers are not prohibited, however, should an existing investment pose a potential conflict of interest, the potential conflict is required by the Codes to be disclosed to the Chief Executive Officer, President or the Board of Directors. Any other activities of employees which pose a potential conflict of interest are also required by the Codes to be disclosed to the Chief Executive Officer, President or the Board of Directors. Any such potential conflicts of interests will be dealt with openly with full disclosure of the nature and extent of the potential conflicts of interests with the Corporation.
It is acknowledged in the Codes that employees, officers and directors may be directors or officers of other entities engaged in the oil and gas business, and that such entities may compete directly or indirectly with the Corporation. No assurance can be given that opportunities identified by directors of ARC Resources will be provided to us. Passive investments in public or private entities of less than one per cent of the outstanding shares will not be viewed as “competing” with the Corporation. Any director, officer or employee of ARC Resources which is a director or officer of any entity engaged in the oil and gas business shall disclose such occurrence to the Board of Directors. Any director, officer or employee of ARC Resources who is actively engaged in the management of, or who owns an investment of one per cent or more of the outstanding shares, in public or private entities shall disclose such holding to the Board of Directors. In the event that any circumstance should arise as a result of such positions or investments being held or otherwise which in the opinion of the Board of Directors constitutes a conflict of interest which reasonably affects such person’s ability to act with a view to the best interests of the Corporation, the Board of Directors will take such actions as are reasonably required to resolve such matters with a view to the best interests of the Corporation. Such actions, without limitation, may include excluding such directors, officers or employees from certain information or activities of the Corporation.
The Business Corporations Act (Alberta) provides that in the event that an officer or director is a party to, or is a director or an officer of or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction, such officer or director shall disclose the nature and extent of his or her interest and shall refrain from voting to approve such contract or transaction.

2015 Annual Information Form – ARC Resources Ltd.	Page 41

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
There is no material interest, direct or indirect, of any director or senior officer, or to our knowledge any person or company that is the direct or beneficial owner, or who exercises control or direction over more than 10 per cent of outstanding Common Shares, or any associate or affiliate of any of the foregoing, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to affect the Corporation.
DIVIDENDS AND DISTRIBUTIONS
Dividend Policy
The Board of Directors of ARC Resources has established a dividend policy of paying monthly dividends to holders of Common Shares, which will be paid to Shareholders of record on or about the 15th day of each month. The payment of dividends by the Corporation commenced upon the Trust Conversion with a dividend declared to Shareholders of record on January 31, 2011 made payable on February 15, 2011. Prior to the Trust Conversion, ARC paid a regular distribution to holders of Trust Units since its inception in July of 1996.
It is expected that the dividends declared and paid will be “eligible dividends” for the purposes of the Tax Act, and thus qualify for the enhanced gross-up and tax credit regime available to certain holders of Common Shares. However, no assurances can be given that all dividends will be designated as “eligible dividends” or qualify as “eligible dividends”.
Notwithstanding the foregoing, the amount of future cash dividends, if any, will be subject to the discretion of the Board of Directors of ARC Resources and may vary depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.
For information relating to risks relating to dividends, see “Risk Factors – Risk Relating to Our Business and Operations – The Board of ARC Resources has discretion in the payment of dividends and may not chose to maintain the payment of dividends in certain circumstances”.
In certain circumstances, the payment of dividends may be restricted by our borrowing agreements. For more information see “Other Information Relating to Our Business – Borrowing”.
Dividend History
The following per Common Share dividends were made in the last three completed financial years of ARC:
Dividends	2015	2014	2013
January	$0.10	$0.10	$0.10
February	$0.10	$0.10	$0.10
March	$0.10	$0.10	$0.10
April	$0.10	$0.10	$0.10
May	$0.10	$0.10	$0.10
June	$0.10	$0.10	$0.10
July	$0.10	$0.10	$0.10
August	$0.10	$0.10	$0.10
September	$0.10	$0.10	$0.10
October	$0.10	$0.10	$0.10
November	$0.10	$0.10	$0.10
December	$0.10	$0.10	$0.10
Total	$1.20	$1.20	$1.20
Subsequent to 2015 year-end, ARC’s Board of Directors approved a monthly dividend of $0.05 per share, down from the prior monthly level of $0.10 per share, commencing with the February 2016 dividend, payable on March 15, 2016.

2015 Annual Information Form – ARC Resources Ltd.	Page 42

MARKET FOR SECURITIES
The Common Shares commenced trading on the TSX on January 6, 2011 following the completion of the Trust Conversion. The trading symbol for the Common Shares is ARX.
The following table sets forth the high and low closing prices and the aggregate volume of trading in 2015 of the Common Shares on the TSX for the periods indicated (as quoted by Bloomberg):
Toronto Stock Exchange 2015 Period	High $	Low $	Volume
January	25.75	20.96	47,450,000
February	25.06	23.33	33,450,000
March	24.51	21.36	39,660,000
April	25.23	22.03	31,750,000
May	24.97	22.47	26,000,000
June	22.80	21.18	31,940,000
July	21.80	18.69	35,010,000
August	20.32	16.23	36,700,000
September	19.01	17.06	37,660,000
October	22.27	17.56	48,960,000
November	20.55	17.46	41,770,000
December	18.60	15.95	49,400,000

2015 Annual Information Form – ARC Resources Ltd.	Page 43

INDUSTRY CONDITIONS
Companies operating in the oil and natural gas industry are subject to extensive regulation and control of operations (including land tenure, exploration, development, production, refining and upgrading, transportation, and marketing) as a result of legislation enacted by various levels of government with respect to the pricing and taxation of oil and natural gas through agreements among the governments of Canada, Alberta, British Columbia, Saskatchewan and Manitoba, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these regulations or controls will affect the Corporation's operations in a manner materially different than they will affect other oil and natural gas companies of similar size. All current legislation is a matter of public record and the Corporation is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry in western Canada.
Pricing and Marketing
Oil
In Canada, the producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Worldwide supply and demand factors primarily determine oil prices; however, prices are also influenced by regional market and transportation issues. The specific price depends in part on oil quality, prices of competing fuels, distance to market, availability of transportation, value of refined products, the supply/demand balance and contractual terms of sale. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB. The NEB is currently undergoing a consultation process to update the current regulations governing the issuance of export licenses. The updating process is necessary to meet the criteria set out in the federal Jobs, Growth and Long-term Prosperity Act, which received Royal Assent on June 29, 2012 (the "Prosperity Act"). In this transitory period, the NEB has issued, and is currently following an "Interim Memorandum of Guidance concerning Oil and Gas Export Applications and Gas Import Applications under Part VI of the National Energy Board Act".
Natural Gas
Canada's natural gas market has been deregulated since 1985. Supply and demand determine the price of natural gas and price is calculated at the sales point, being the wellhead, the outlet of a gas processing plant, on a gas transmission system, at a storage facility, at the inlet to a utility system or at the point of receipt by the consumer. Accordingly, the price for natural gas is dependent upon such producer's own arrangements (whether long or short-term contracts and the specific point of sale). As natural gas is also traded on trading platforms such as the Natural Gas Exchange, Intercontinental Exchange or the New York Mercantile Exchange in the United States, spot and future prices can also be influenced by supply and demand fundamentals on these platforms. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas (other than propane, butane and ethane) exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3 per day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 40 years) or for a larger quantity, requires an exporter to obtain an export license from the NEB.
The North American Free Trade Agreement
The North American Free Trade Agreement ("NAFTA") among the governments of Canada, the United States and Mexico became effective on January 1, 1994. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of goods of the party maintaining the restriction as compared to the proportion prevailing in the most recent 36 month period; (ii) impose an export price higher than the domestic price (subject to an exception with respect to certain measures which only restrict the volume of exports); and (iii) disrupt normal channels of supply.
All three signatory countries are prohibited from imposing a minimum or maximum export price requirement in any circumstance where any other form of quantitative restriction is prohibited. The signatory countries are also prohibited
2015 Annual Information Form – ARC Resources Ltd.	Page 44

from imposing a minimum or maximum import price requirement except as permitted in enforcement of countervailing and anti-dumping orders and undertakings. NAFTA requires energy regulators to ensure the orderly and equitable implementation of any regulatory changes and to ensure that the application of those changes will cause minimal disruption to contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, all of which are important for Canadian oil and natural gas exports. NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes.
Trans-Pacific Partnership
On October 5, 2015, Canada and 11 other countries announced an agreement in respect of the Trans-Pacific Partnership ("TPP"). Canada and each participating country must also ratify the TPP in their national legislatures. The TPP is the most ambitious trade initiative in the Asia-Pacific region. The TPP would lower tariffs on a wide range of Canadian products and benefit exporters across Canada in a number of sectors, including agriculture, wood and wood products, chemicals and plastics, and fish and seafood. An agreement would also bring enhanced and more predictable market access for Canada’s services providers.
Royalties and Incentives
General
In addition to federal regulation, each province has legislation and regulations that govern royalties, production rates and other matters. The royalty regime in a given province is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiation between the mineral freehold owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Royalties from production on Crown lands are determined by governmental regulation and are generally calculated as a percentage of the value of gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced. Other royalties and royalty‑like interests are carved out of the working interest owner's interest, and from time-to-time, through non‑public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.
Occasionally the governments of the western Canadian provinces create incentive programs, often during periods of low commodity prices. Such programs can provide royalty rate reductions, royalty holidays or royalty tax credits to encourage exploration and development activity.
The federal government has signaled it will, among other things, phase out subsidies for the oil and gas industry, which include only allowing the use of the Canadian Exploration Expenses tax deduction in cases of successful exploration, implementing more stringent reviews for pipelines, and establishing a pan-Canadian framework for combating climate change within 90 days of the 2015 Paris Climate Conference which concluded on December 12, 2015. These changes could affect earnings of companies operating in the oil and natural gas industry.
The following is a description of key royalty programs in the jurisdictions in which ARC had operations in 2015, which affected our capital investment decisions. This is not meant to be a fulsome description of all royalty programs; please refer to the respective Province’s website for full royalty details.
Alberta

On January 29, 2016, the Government of Alberta released and accepted the Royalty Review Advisory Panel's recommendations, which outlined the implementation of a "Modernized Royalty Framework" for Alberta (the "MRF"). The MRF will take effect on January 1, 2017. Wells drilled prior to January 1, 2017 will continue to be governed by the current "Alberta Royalty Framework" for a period of 10 years, until January 1, 2027. The MRF is structured in three phases: (i) Pre-Payout, (ii) Mid-Life, and (iii) Mature. During the Pre-Payout phase, a fixed five per cent royalty will apply until the well reaches payout. Well payout occurs when the cumulative revenue from a well is equal to the Drilling and Completion Cost Allowance (determined by a formula that approximates drilling and completion costs for wells based on depth, length and historical costs). The new royalty rate will be payable on gross revenue generated from all production streams (oil, gas, and natural gas liquids), eliminating the need to label a well as "oil" or "gas". Post-payout, the Mid-Life phase will apply a higher royalty rate than the Pre-Payout phase. While the metrics for calculating the Mid-Life phase royalty have yet to be released, the rate will be determined based on commodity prices

2015 Annual Information Form – ARC Resources Ltd.	Page 45

and are intended, on average, to yield the same internal rate of return as under the current Alberta Royalty Framework. In the Mature phase, once a well reaches the tail end of its cycle and production falls below a Maturity Threshold, the royalty rate will move to a sliding scale (based on volume and price) with a minimum gross royalty rate of five per cent. The downward adjustment of the royalty rate in the Mature phase is intended to account for the higher per-unit fixed cost involved in operating an older well. Details of the MRF, including the applicable royalty rates and formulas, are scheduled to be released by March 31, 2016.
Producers of oil and natural gas from Crown lands in Alberta are required to pay annual rental payments, currently at a rate of $3.50 per hectare, and make monthly royalty payments in respect of oil and natural gas produced.
Royalties, for wells drilled prior to January 1, 2017 are currently paid pursuant to "The Alberta Royalty Framework" (implemented by the Mines and Minerals (New Royalty Framework) Amendment Act, 2008) until January 1, 2027. Royalty rates for conventional oil are set by a single sliding rate formula, which is applied monthly and incorporates separate variables to account for production rates and market prices. The maximum royalty payable under the royalty regime is 40 per cent. Royalty rates for natural gas under the royalty regime are similarly determined using a single sliding rate formula with the maximum royalty payable under the royalty regime set at 36 per cent. Royalty rates on natural gas liquids are 30 per cent for propane and butane while pentanes (plus) is 40 per cent.
Producers of oil and natural gas from freehold lands in Alberta are required to pay freehold mineral tax. The freehold mineral tax is a tax levied by the Government of Alberta on the value of oil and natural gas production from non-Crown lands and is derived from the Freehold Mineral Rights Tax Act (Alberta). The freehold mineral tax is levied on an annual basis on calendar year production using a tax formula that takes into consideration, among other things, the amount of production, the hours of production, the value of each unit of production, the tax rate and the percentages that the owners hold in the title. On average, the tax levied is four per cent of revenues reported from fee simple mineral title properties.
In addition, the Government of Alberta has implemented certain initiatives intended to accelerate technological development and facilitate the development of unconventional resources (the "Emerging Resource and Technologies Initiative"). These initiatives apply to wells drilled before January 1, 2017, for a 10 year period, until January 1, 2027. Specifically, some of the incentive programs that apply to our key properties include:
—	Horizontal oil wells will receive a maximum royalty rate of five per cent with volume and production month limits set according to the depth of the well (including the horizontal distance), retroactive to wells that commenced drilling on or after May 1, 2010; and
—	Horizontal gas wells will receive a maximum royalty rate of five per cent for 18 producing months on up to 500 MMcf of production, retroactive to wells that commenced drilling on or after May 1, 2010.
While the MRF eliminates the various royalty credits and incentives, outlined above, for wells drilled after December 31, 2016, the Government of Alberta has committed to strategic overlay programs for both enhanced oil recovery schemes and higher risk experimental drilling. Details of these programs are scheduled to be released simultaneously with the finalization of the MRF, prior to March 31, 2016.
British Columbia
Producers of oil and natural gas from Crown lands in British Columbia are required to pay annual rental payments, currently at a rate of $3.50 per hectare, and make monthly royalty payments in respect to oil and natural gas produced. The amount payable as a royalty in respect to oil depends on the type and vintage of the oil, the quantity of oil produced in a month and the value of that oil. The royalty calculation takes into account the production of oil on a well-by-well basis, the specified royalty rate for a given vintage of oil, the average unit selling price of the oil and any applicable royalty exemptions. Royalty rates are reduced on low productivity wells, reflecting the higher unit costs of extraction, and are the lowest for third tier oil, reflecting the higher unit costs of both exploration and extraction.

The royalty payable in respect of natural gas produced on Crown lands is determined by a sliding scale formula based on a reference price, which is the greater of the average net price obtained by the producer and a prescribed minimum price. For non-conservation gas (not produced in association with oil), the royalty rate depends on the date of acquisition of the oil and natural gas tenure rights and the spud date of the well and may also be impacted by the select price, a parameter used in the royalty rate formula to account for inflation. Royalties on natural gas liquids are levied at a flat rate of 20 per cent of the sales volume.

2015 Annual Information Form – ARC Resources Ltd.	Page 46

Producers of oil and natural gas from freehold lands in British Columbia are required to pay monthly freehold production taxes. For oil, the level of the freehold production tax is based on the volume of monthly production. It is either a flat rate, or, beyond a certain level, is determined using a sliding scale formula based on the production level. For natural gas, the freehold production tax is either a flat rate, or, at certain production levels, is determined using a sliding scale formula based on the reference price similar to that applied to natural gas production on Crown land, and depends on whether the natural gas is conservation gas or non-conservation gas. The freehold production tax rate for natural gas liquids is a flat rate of 12.25 per cent.
British Columbia maintains a number of targeted royalty programs for key resource areas intended to increase the competitiveness of British Columbia's low productivity natural gas wells. These include both royalty credit and royalty reduction programs. A program that applies to our key properties is the following:
—	Deep Well Royalty Credit Program, which provides a royalty credit for natural gas wells defined in terms of a dollar amount applied against royalties, is well specific and applies to drilling and completion costs for vertical wells with a true vertical depth greater than 2,500 metres and horizontal wells with a true vertical depth greater than 1,900 metres (or 2,300 metres if spud before September 1, 2009) and if certain other criteria are met and is intended to reflect the higher drilling and completion costs. Effective April 1, 2014, the Deep Well Royalty Credit Program was extended to include a second tier which applies to horizontal wells with a true vertical depth of less than 1,900 meters if spud after March 31, 2014.
The Government of British Columbia also maintains an Infrastructure Royalty Credit Program that provides royalty credits for up to 50 per cent of the cost of certain approved road construction or pipeline infrastructure projects intended to facilitate increased oil and gas exploration and production in under-developed areas and to extend the drilling season.
Saskatchewan
In Saskatchewan, the amount payable as a Crown royalty or a freehold production tax in respect to oil depends on the type and vintage of oil, the quantity of oil produced in a month, the value of the oil produced and specified adjustment factors determined monthly by the provincial government. The amount payable as a Crown royalty or a freehold production tax in respect to natural gas production is determined by a sliding scale based on the monthly provincial average gas price published by the Saskatchewan government, the quantity produced in a given month, the type of natural gas, the classification of the natural gas and the finished drilling date of the respective well. Natural gas liquids and by-products recovered at gas processing plants are not subject to a royalty. Gas liquids which are produced and measured at the wellhead are treated as crude oil for royalty purposes.
On December 9, 2010, the Government of Saskatchewan enacted the Freehold Oil and Gas Production Tax Act, 2010 with the intention to facilitate the efficient payment of freehold production taxes by industry. Two regulations with respect to this legislation are: (i) The Freehold Oil and Gas Production Tax Regulations, 2012 which sets out the terms and conditions under which the taxes are calculated and paid; and (ii) The Recovered Crude Oil Tax Regulations, 2012 which sets out the terms and conditions under which taxes on recovered crude oil that was delivered from a crude oil recovery facility on or after March 1, 2012 are to be calculated and paid.
The Government of Saskatchewan currently provides a number of targeted incentive programs. These include both royalty reduction and incentive volume programs; those that apply to our key properties include the following:
—	Royalty/Tax Incentive Volumes for Horizontal Oil Wells Drilled on or after October 1, 2002 provides reduced Crown royalty and freehold tax rates on incentive volumes of 6,000 m3 for non-deep horizontal oil wells and 16,000 m3 for deep horizontal oil wells (more than 1,700 metres total vertical depth or within certain formations) and after the incentive volume is produced, the oil produced will be subject to the "fourth tier" royalty tax rate;
—	Royalty/Tax Regime for Incremental Oil Produced from New or Expanded Waterflood Projects Implemented on or after October 1, 2002 whereby incremental production from approved waterflood projects is treated as fourth tier oil for the purposes of Crown royalty and freehold tax calculations;
—	Royalty/Tax Regime for Enhanced Oil Recovery Projects (Excluding Waterflood Projects) Commencing prior to April 1, 2005 provides lower Crown royalty and freehold tax determinations based in part on the profitability of EOR projects during and subsequent to the payout of the EOR operations;

2015 Annual Information Form – ARC Resources Ltd.	Page 47

—	Royalty/Tax Regime for Enhanced Oil Recovery Projects (Excluding Waterflood Projects) Commencing on or after April 1, 2005 provides a Crown royalty of one per cent of gross revenues on EOR projects pre-payout and 20 per cent of EOR operating income post-payout and a freehold production tax of zero per cent pre-payout and eight per cent post-payout on operating income from EOR projects; and
—	Royalty/Tax Regime for High Water-Cut Oil Wells designed to extend the product lives and improve the recovery rates of high water-cut oil wells and granting "third tier oil" royalty/tax rates to incremental high water-cut oil production resulting from qualifying investments made to rejuvenate eligible oil wells and/or associated facilities.
Manitoba
In Manitoba, the royalty amount payable on oil produced from Crown lands depends on the classification of the oil which is dependent on the date of drill, re-entry, enhanced recovery project implementation date, or various other key dates. Royalty rates are calculated on a sliding scale and based on the monthly oil production from a spacing unit, or oil production allocated to a unit tract under a unit agreement or unit order from the Minister. For horizontal wells, the royalty on oil produced from Crown lands is calculated based on the amount of oil production allocated to a spacing unit in accordance with the applicable regulations.
Royalties payable on natural gas production from Crown lands are equal to 12.5 per cent of the volume of natural gas sold, calculated for each production month.
Producers of oil and natural gas from freehold lands in Manitoba are required to pay monthly freehold production taxes. The freehold production tax payable on oil is calculated on a sliding scale based on the monthly production volume and the classification of oil. Producers of natural gas from freehold lands in Manitoba are required to pay a monthly freehold production tax equal to 1.2 per cent of the volume sold, calculated for each production month. There is no freehold production tax payable on gas consumed as lease fuel.
The Government of Manitoba maintains a Drilling Incentive Program (the "Program") with the intent of promoting investment in the sustainable development of petroleum resources. The Program provides the licensee of newly drilled wells, or qualifying wells where a major workover has been completed, with a "holiday oil volume" pursuant to which no Crown royalties or freehold production taxes are payable until the holiday oil volume has been produced. Holiday oil volumes must be produced within 10 years of the finished drilling date or the completion date of a major workover.
The Program includes the following components which apply to our key properties, such components being subject to additional considerations under the Crown Royalty and Incentives Regulation:
—	Horizontal Well Incentive provides an a holiday oil volume (“HOV”) of 8,000 m3 for any horizontal well drilled after December 31, 2014 and prior to January 1, 2019 achieving an angle of at least 80 degrees for a minimum distance of 100 meters; and
—	Pressure Maintenance Project Incentive provides a one-year exemption from the payment of Crown royalties or freehold production taxes for a unit tract in which an injection well is drilled or a well is converted to water injection. For a well that is converted to injection after December 31, 2014 and before January 21, 2019 and that has a remaining HOV, the exemption will be extended to 18 months.
ARC divested its Manitoba assets in the fourth quarter of 2015 and no longer holds any Manitoba producing assets as of December 31, 2015.
Land Tenure

The respective provincial governments predominantly own the rights to crude oil and natural gas located in the western provinces, with the exception of Manitoba where private ownership accounts for approximately 80 per cent of the crude oil and natural gas rights in the southwestern portion of the province. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses, and permits for varying terms, and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Private ownership of oil and natural gas also exists in such provinces and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

2015 Annual Information Form – ARC Resources Ltd.	Page 48

Each of the provinces of Alberta, British Columbia, Saskatchewan, and Manitoba have implemented legislation providing for the reversion to the Crown of mineral rights to deep, non-productive geological formations at the conclusion of the primary term of a lease or license. The Government of British Columbia expanded its policy of deep rights reversion for leases issued after March 29, 2007 to provide for the reversion of both shallow and deep formations that cannot be shown to be capable of production at the end of the primary term.
Alberta also has a policy of "shallow rights reversion" which provides for the reversion to the Crown of mineral rights to shallow, non-productive geological formations for all leases and licenses issued after January 1, 2009 at the conclusion of the primary term of the lease or license.
Production and Operation Regulations
The oil and natural gas industry in Canada is highly regulated and subject to significant control by provincial regulators. Regulatory approval is required for, among other things, the drilling of oil and natural gas wells, construction and operation of facilities, the storage, injection and disposal of substances and the abandonment and reclamation of well-sites. In order to conduct oil and gas operations and remain in good standing with the applicable provincial regulator, we must comply with applicable legislation, regulations, orders, directives and other directions (all of which are subject to governmental oversight, review and revision, from time to time). Compliance with such legislation, regulations, orders, directives or other directions can be costly and a breach of the same may result in fines or other sanctions.
Environmental Regulation
The oil and natural gas industry is currently subject to regulation pursuant to a variety of provincial and federal environmental legislation, all of which is subject to governmental review and revision from time-to-time. Such legislation provides for, among other things, restrictions and prohibitions on the spill, release or emission of various substances produced in association with certain oil and gas industry operations, such as sulphur dioxide and nitrous oxide. In addition, such legislation sets out the requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well and facility sites. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability and the imposition of material fines and penalties.
Federal
Pursuant to the Prosperity Act, the Government of Canada amended or repealed several pieces of federal environmental legislation and in addition, created a new federal environment assessment regime that came in to force on July 6, 2012. The changes to the environmental legislation under the Prosperity Act are intended to provide for more efficient and timely environmental assessments of projects that previously had been subject to overlapping legislative jurisdiction.
Alberta
The Alberta Energy Regulator (the "AER") is the single regulator responsible for all energy development in Alberta. The AER ensures the safe, efficient, orderly, and environmentally responsible development of hydrocarbon resources including allocating and conserving water resources, managing public lands, and protecting the environment. The AER's responsibilities exclude the functions of the Alberta Utilities Commission and the Surface Rights Board, as well as Alberta Energy's responsibility for mineral tenure. The objective behind a single regulator is an enhanced regulatory regime that is efficient, attractive to business and investors, and effective in supporting public safety, environmental management and resource conservation while respecting the rights of landowners.

The Government of Alberta relies on regional planning to accomplish its responsible resource development goals. The following frameworks, plans and policies form the basis of Alberta's Integrated Resource Management System ("IRMS"). The IRMS method to natural resource management sets out to engage and consult with stakeholders and the public. While the AER is the primary regulator for energy development, several governmental departments and agencies may be involved in land use issues, including Alberta Environment and Parks, Alberta Energy, the AER, the Alberta Environmental Monitoring, Evaluation and Reporting Agency, the Policy Management Office, the Aboriginal Consultation Office, and the Land Use Secretariat.

2015 Annual Information Form – ARC Resources Ltd.	Page 49

In December 2008, the Government of Alberta released a new land use policy for surface land in Alberta, the Alberta Land Use Framework (the "ALUF"). The ALUF sets out an approach to manage public and private land use and natural resource development in a manner that is consistent with the long-term economic, environmental and social goals of the province. It calls for the development of seven region-specific land use plans in order to manage the combined impacts of existing and future land use within a specific region and the incorporation of a cumulative effects management approach into such plans.
Proclaimed in force in Alberta on October 1, 2009, the Alberta Land Stewardship Act (the "ALSA") provides the legislative authority for the Government of Alberta to implement the policies contained in the ALUF. Regional plans established under the ALSA are deemed to be legislative instruments equivalent to regulations and will be binding on the Government of Alberta and provincial regulators, including those governing the oil and gas industry. In the event of a conflict or inconsistency between a regional plan and another regulation, regulatory instrument or statutory consent, the regional plan will prevail. Further, the ALSA requires local governments, provincial departments, agencies and administrative bodies or tribunals to review their regulatory instruments and make any appropriate changes to ensure that they comply with an adopted regional plan. The ALSA also contemplates the amendment or extinguishment of previously issued statutory consents such as regulatory permits, licenses, registrations, approvals and authorizations for the purpose of achieving or maintaining an objective or policy resulting from the implementation of a regional plan. Among the measures to support the goals of the regional plans contained in the ALSA are conservation easements, which can be granted for the protection, conservation and enhancement of land; and conservation directives, which are explicit declarations contained in a regional plan to set aside specified lands in order to protect, conserve, manage and enhance the environment.
In July 2014, the Government of Alberta approved the South Saskatchewan Regional Plan ("SSRP") which came into force on September 1, 2014. The SSRP is the second regional plan developed under the ALUF. The SSRP covers approximately 83,764 square kilometres and includes 44 per cent of the provincial population.
The SSRP creates four new and four expanded conservation areas, and two new and six expanded provincial parks and recreational areas. The SSRP will honour existing petroleum and natural gas tenure in conservation and provincial recreational areas. However, any new petroleum and natural gas tenures sold in conservation areas, provincial parks, and recreational areas will prohibit surface access. However, oil and gas companies must minimize impacts of activities on the natural landscape, historic resources, wildlife, fish and vegetation when exploring, developing and extracting the resources. Freehold mineral rights will not be subject to this restriction.
British Columbia
In British Columbia, the Oil and Gas Activities Act (the "OGAA") impacts conventional oil and gas producers, shale gas producers and other operators of oil and gas facilities in the province. Under the OGAA, the British Columbia Oil and Gas Commission (the "Commission") has broad powers, particularly with respect to compliance and enforcement and the setting of technical safety and operational standards for oil and gas activities. The Environmental Protection and Management Regulation establishes the government's environmental objectives for water, riparian habitats, wildlife and wildlife habitat, old-growth forests and cultural heritage resources. The OGAA requires the Commission to consider these environmental objectives in deciding whether or not to authorize an oil and gas activity. In addition, although not an exclusively environmental statute, the Petroleum and Natural Gas Act, in conjunction with the OGAA, requires proponents to obtain various approvals before undertaking exploration or production work, such as geophysical licenses, geophysical exploration project approvals, permits for the exclusive right to do geological work and geophysical exploration work, and well, test hole and water-source well authorizations. Such approvals are given subject to environmental considerations and licenses and project approvals can be suspended or cancelled for failure to comply with this legislation or its regulations.
Saskatchewan

In May 2011, the Government of Saskatchewan passed changes to The Oil and Gas Conservation Act ("SKOGCA"), the act governing the regulation of resource development operations in the province. Although the associated Bill received Royal Assent on May 18, 2011, it was not proclaimed into force until April 1, 2012, in conjunction with the release of The Oil and Gas Conservation Regulations, 2012 ("OGCR") and The Petroleum Registry and Electronic Documents Regulations ("Registry Regulations"). The aim of the amendments to the SKOGCA, and the associated regulations, is to provide resource companies investing in Saskatchewan's energy and resource industries with the best support services and business and regulatory systems available. With the enactment of the Registry Regulations and the OGCR, the Government of Saskatchewan has implemented a number of operational aspects, including the increased demand for record-keeping, increased testing requirements for injection wells and increased investigation

2015 Annual Information Form – ARC Resources Ltd.	Page 50

and enforcement powers; and, procedural aspects including those related to Saskatchewan's participation as partner in the Petroleum Registry of Alberta.
Manitoba
In Manitoba, the Petroleum Branch of Innovation, Energy and Mines develops, recommends, implements and administers policies and legislation aimed at the sustainable, orderly, safe and efficient development of crude oil and natural gas resources. Oil and gas exploration, development, production and transportation are subject to regulation under The Oil and Gas Act ("MBOGA") and The Oil and Gas Production Tax Act, and related regulations and guidelines.
ARC divested its Manitoba assets in the fourth quarter of 2015 and no longer holds any Manitoba producing assets as of December 31, 2015.
Liability Management Rating Programs
Alberta
In Alberta, the AER implements the Licensee Liability Rating Program (the "AB LLR Program"). The AB LLR Program is a liability management program governing most conventional upstream oil and gas wells, facilities and pipelines. The AB LLR Program establishes an orphan fund (the "Orphan Fund") to pay the costs to suspend, abandon, remediate and reclaim a well, facility or pipeline included in the AB LLR Program if a licensee or working interest participant ("WIP") becomes defunct. The Orphan Fund is funded by licensees in the AB LLR Program through a levy administered by the AER. The AB LLR Program is designed to minimize the risk to the Orphan Fund posed by unfunded liability of licensees and prevent the taxpayers of Alberta from incurring costs to suspend, abandon, remediate and reclaim wells, facilities or pipelines. The AB LLR Program requires a licensee whose deemed liabilities exceed its deemed assets to provide the AER with a security deposit. The ratio of deemed liabilities to deemed assets is assessed once each month and failure to post the required security deposit may result in the initiation of enforcement action by the AER.
Made effective in three phases, from May 1, 2013 to August 1, 2015, the AER implemented important changes to the AB LLR Program (the "Changes") that resulted in a significant increase in the number of oil and gas companies in Alberta that are required to post security. The Changes affect the deemed parameters and costs used in the formula that calculates the ratio of deemed liabilities to deemed assets under the AB LLR Program, increasing a licensee's deemed liabilities and rendering the industry average netback factor more sensitive to asset value fluctuations. The Changes stem from concern that the previous regime significantly underestimated the environmental liabilities of licensees.
The AER implemented the inactive well compliance program (the "IWCP") to address the growing inventory of inactive wells in Alberta and to increase the AER's surveillance and compliance efforts under Directive 013: Suspension Requirements for Wells ("Directive 013"). The IWCP applies to all inactive wells that are noncompliant with Directive 013 as of April 1, 2015. The objective is to bring all inactive noncompliant wells under the IWCP into compliance with the requirements of Directive 013 within five years. As of April 1, 2015, each licensee is required to bring 20 per cent of its inactive wells into compliance every year, either by reactivating or suspending the wells in accordance with Directive 013 or by abandoning them in accordance with Directive 020: Well Abandonment. The list of current wells subject to the IWCP is available on the AER's Digital Data Submission system.
British Columbia

In British Columbia, the Commission implements the Liability Management Rating ("LMR") Program, designed to manage public liability exposure related to oil and gas activities by ensuring that permit holders carry the financial risks and regulatory responsibility of their operations through to regulatory closure. Under the LMR Program, the Commission determines the required security deposits for permit holders under the OGAA. The LMR is the ratio of a permit holder's deemed assets to deemed liabilities. Permit holders whose deemed liabilities exceed deemed assets will be considered high risk and reviewed for a security deposit. Permit holders who fail to submit the required security deposit within the allotted timeframe may be in non-compliance with the OGAA.

2015 Annual Information Form – ARC Resources Ltd.	Page 51

Saskatchewan
In Saskatchewan, the Ministry of Economy implements the Licensee Liability Rating Program (the "SK LLR Program"). The SK LLR Program is designed to assess and manage the financial risk that a licensee's well and facility abandonment and reclamation liabilities pose to an orphan fund (the "Oil and Gas Orphan Fund") established under the SKOGCA. The Oil and Gas Orphan Fund is responsible for carrying out the abandonment and reclamation of wells and facilities contained within the SK LLR Program when a licensee or WIP is defunct or missing. The SK LLR Program requires a licensee whose deemed liabilities exceed its deemed assets to post a security deposit. The ratio of deemed liabilities to deemed assets is assessed once each month for all licensees of oil, gas and service wells and upstream oil and gas facilities.
Manitoba
To date, the Government of Manitoba has not implemented a liability management rating program similar to those found in the other western provinces. However, operators of wells licensed in the province are required to post a performance deposit to ensure that the operation and abandonment of wells and the rehabilitation of sites occurs in accordance with The Oil and Gas Act (Manitoba) (the “MBOGA”) and the Drilling and Production Regulations. In certain circumstances, a performance deposit may be refunded. The MBOGA also establishes the Abandonment Fund Reserve Account (the "Abandonment Fund"). The Abandonment Fund is a source of funds that may be used to operate or abandon a well when the licensee or permittee fails to comply with the MBOGA. The Abandonment Fund may also be used to rehabilitate the site of an abandoned well or facility or to address any adverse effect on property caused by a well or facility. Deposits into the Abandonment Fund are comprised of non-refundable levies charged when certain licenses and permits are issued or transferred as well as annual levies for inactive wells and batteries.
ARC divested its Manitoba assets in the fourth quarter of 2015 and no longer holds any Manitoba producing assets as of December 31, 2015.
Climate Change Regulation
Federal
Climate change regulation at both the federal and provincial level has the potential to significantly affect the regulatory environment of the oil and natural gas industry in Canada. Such regulations, surveyed below, impose certain costs and risks on the industry.
The Government of Canada is a signatory to the United Nations Framework Convention on Climate Change (the "UNFCCC") and a participant to the Copenhagen Accord (a non-binding agreement created by the UNFCCC which represents a broad political consensus and reinforces commitments to reducing greenhouse gas ("GHG") emissions). On January 29, 2010, Canada inscribed in the Copenhagen Accord its 2020 economy-wide target of a 17 per cent reduction of GHG emissions from 2005 levels. This target is aligned with the United States target. In a report dated October 2013, the federal government stated that this target represents a significant challenge in light of strong economic growth (Canada's economy is projected to be approximately 31 per cent larger in 2020 compared to 2005 levels).

On April 26, 2007, the Government of Canada released "Turning the Corner: An Action Plan to Reduce Greenhouse Gases and Air Pollution" (the "Action Plan") which set forth a plan for regulations to address both GHGs and air pollution. An update to the Action Plan, "Turning the Corner: Regulatory Framework for Industrial Greenhouse Gas Emissions" was released on March 10, 2008 (the "Updated Action Plan"). The Updated Action Plan outlines emissions intensity-based targets, for application to regulated sectors on a facility-specific basis, sector-wide basis or company-by-company basis. Although the intention was for draft regulations aimed at implementing the Updated Action Plan to become binding on January 1, 2010, the only regulations being implemented are in the transportation and electricity sectors. The federal government indicates that it is taking a sector-by-sector regulatory approach to reducing GHG emissions and is working on regulations for other sectors. Representatives of the Government of Canada have indicated that the proposals contained in the Updated Action Plan will be modified to ensure consistency with the direction ultimately taken by the United States with respect to GHG emissions regulation. In June 2012, the second US-Canada Clean Energy Dialogue Action Plan was released. The plan renewed efforts to enhance bilateral collaboration on the development of clean energy technologies to reduce GHG emissions.

2015 Annual Information Form – ARC Resources Ltd.	Page 52

On December 12, 2015, the UNFCCC adopted the Paris Agreement, to which Canada is a participant. The Paris Agreement mandates that all countries must work together to limit global temperature rise resulting from GHG emissions to a goal of less than 2° Celsius and to pursue efforts to limit below 1.5° Celsius, through implementing successive nationally determined contributions. Technical details remain unreleased, but the Government of Canada is expected to announce a plan within 90 days of the Paris Agreement, which will significantly increase Canada's GHG emission reduction targets.
Alberta
As part of its efforts to reduce GHG emissions, Alberta introduced legislation to address GHG emissions: the Climate Change and Emissions Management Act (the "CCEMA") enacted on December 4, 2003 and amended through the Climate Change and Emissions Management Amendment Act, which received royal assent on November 4, 2008. The accompanying regulations include the Specified Gas Emitters Regulation ("SGER"), which imposes GHG limits, and the Specified Gas Reporting Regulation, which imposes GHG emissions reporting requirements. Alberta is the first jurisdiction in North America to impose regulations requiring large facilities in various sectors to reduce their GHG emissions. The SGER applies to facilities emitting more than 100,000 tonnes of GHGs in 2003 or any subsequent year ("Regulated Emitters"), and requires reductions in GHG emissions intensity (e.g. the quantity of GHG emissions per unit of production) from emissions intensity baselines established in accordance with the SGER.
On June 25, 2015, the Government of Alberta renewed the SGER for a period of two years with significant amendments while Alberta's newly formed Climate Advisory Panel conducted a comprehensive review of the province's climate change policy. In 2015, Regulated Emitters are required to reduce their emissions intensity by two per cent from their baseline in the fourth year of commercial operation, four per cent of their baseline in the fifth year, six per cent of their baseline in the sixth year, eight per cent of their baseline in the seventh year, 10 per cent of their baseline in the eighth year, and 12 per cent of their baseline in the ninth or subsequent years. These reduction targets will increase, meaning that Regulated Emitters in their ninth or subsequent years of commercial operation must reduce their emissions intensity from their baseline by 15 per cent in 2016 and 20 per cent in 2017.
Regulated Emitters can meet their emissions intensity targets through a combination of the following: (i) producing its products with lower carbon inputs, (ii) purchasing emissions offset credits from non-regulated emitters (generated through activities that result in emissions reductions in accordance with established protocols), (iii) purchasing emissions performance credits from other Regulated Emitters that earned credits through the reduction of their emissions below the 100,000 tonne threshold, (iv) cogeneration compliance adjustments, and (v) by contributing to the Climate Change and Emissions Management Fund (the "Fund"). Contributions to the Fund are made at a rate of $15 per tonne of GHG emissions, increasing to a rate of $20 per tonne of GHG emissions in 2016 and $30 per tonne of GHG emissions in 2017. Proceeds from the Fund are directed at testing and implementing new technologies for greening energy production.
On November 22, 2015, as a result of the Climate Advisory Panel's Climate Leadership report, the Government of Alberta announced its Climate Leadership Plan which proposes to introduce a carbon tax on all emitters. An economy-wide levy $30 per tonne of GHG emissions will be phased in, starting in January 2017 at $20 per tonne, and increasing to $30 per tonne in January 2018.
Alberta is also the first jurisdiction in North America to direct dedicated funding to implement carbon capture and storage technology across industrial sectors. Alberta has committed $1.24 billion over 15 years to fund two large-scale carbon capture and storage projects that will begin commercializing the technology on the scale needed to be successful. On December 2, 2010, the Government of Alberta passed the Carbon Capture and Storage Statutes Amendment Act, 2010. It deemed the pore space underlying all land in Alberta to be, and to have always been, the property of the Crown and provided for the assumption of long-term liability for carbon sequestration projects by the Crown, subject to the satisfaction of certain conditions. All of ARC’s facilities in Alberta are currently below emissions thresholds.
British Columbia

In February 2008, the Government of British Columbia announced a revenue-neutral carbon tax that took effect July 1, 2008. The tax is consumption-based and applied at the time of retail sale or consumption of virtually all fossil fuels purchased or used in British Columbia. The current tax level is $30 per tonne of GHG emissions. The final scheduled increase took effect on July 1, 2012. There is no plan for further rate increases or expansions at this time. In order to make the tax revenue-neutral, the Government of British Columbia has implemented tax credits and reductions in order to offset the tax revenues that the Government of British Columbia would otherwise receive from the tax.

2015 Annual Information Form – ARC Resources Ltd.	Page 53

In the 2012 Budget, the Government of British Columbia announced that it would undertake a comprehensive review of the carbon tax and its impact on British Columbians. The review covered all aspects of the carbon tax, including revenue neutrality, and considered the impact on the competitiveness of British Columbia businesses such as those in the agriculture sector, and in particular, British Columbia's food producers. After the review, the Government of British Columbia confirmed that it will keep its revenue-neutral carbon tax; the current carbon tax rates and tax base will be maintained and revenues will continue to be returned through tax reductions.
On April 3, 2008, the Government of British Columbia introduced the Greenhouse Gas Reduction (Cap and Trade) Act (the "Cap and Trade Act"), which received royal assent on May 29, 2008 and partially came into force by regulation of the Lieutenant Governor in Council. It sets a province-wide target of a 33 per cent reduction in the 2007 level of GHG emissions by 2020 and an 80 per cent reduction by 2050. Unlike the emissions intensity approach taken by the federal government and the Alberta government, the Cap and Trade Act establishes an absolute cap on GHG emissions. The Reporting Regulation, implemented under the authority of the Cap and Trade Act, sets out the requirements for the reporting of the GHG emissions from facilities in British Columbia emitting 10,000 tonnes or more of carbon dioxide equivalent emissions per year beginning on January 1, 2010. Those reporting operations with emissions of 25,000 tonnes or greater are required to have emissions reports verified by a third party. ARC’s gas plants and field operations in British Columbia are subject to the provincial reporting regulation. Recent amendments to the Cap and Trade Act repealed past requirements on public-sector organizations, including Crown corporations, to be carbon neutral by 2010, and they are now only required to produce annual carbon reduction plans and reports. Additional regulations that will further enable the Government of British Columbia to implement a cap and trade system are currently under development.
Saskatchewan
On May 11, 2009, the Government of Saskatchewan announced The Management and Reduction of Greenhouse Gases Act (the "MRGGA") to regulate GHG emissions in the province. The MRGGA received Royal Assent on May 20, 2010 and will come into force on proclamation. The MRGGA establishes a framework for achieving the provincial target of a 20 per cent reduction in GHG emissions from 2006 levels by 2020. Although the MRGGA and related regulations have yet to be proclaimed in force, draft versions indicate that the Government of Saskatchewan will permit the use of pre-certified investment credits, early action credits and emissions offsets in compliance, similar to the federal climate change initiatives. It remains unclear whether the scheme implemented by the MRGGA will be based on emissions intensity or an absolute cap on emissions.
Manitoba
The Government of Manitoba commenced public consultations with respect to the development of a cap and trade system to reduce GHG emissions in 2010. The enactment of The Climate Change and Emissions Reductions Act (Manitoba) set emission reduction targets as of December 31, 2012 at six per cent below 1990 emissions and details the commitment of the Government of Manitoba to various initiatives in an effort to reduce GHG emissions. On December 3, 2015, the Government of Manitoba announced Manitoba's Climate Change and Green Energy Action Plan to address climate change and create green jobs. One component of this plan involves cutting GHG emissions by one-third of its 2005 levels by 2030, in part by implementing a cap and trade program for large emitters. Following this announcement, on December 7, 2015, the Government of Manitoba announced that it has signed a memorandum of understanding with both Ontario and Quebec formalizing the intent of all three provinces to link their respective cap-and-trade systems. However, no legislation has been enacted to implement the initiatives outlined in Manitoba's Climate Change and Green Energy Action Plan or the memorandum of understanding.

ARC divested its Manitoba assets in the fourth quarter of 2015 and no longer holds any Manitoba producing assets as of December 31, 2015.

2015 Annual Information Form – ARC Resources Ltd.	Page 54

RISK FACTORS
Investors should carefully consider the risk factors set out below and consider all other information contained herein and in the Corporation's other public filings before making an investment decision. The risks set out below are not an exhaustive list and should not be taken as a complete summary or description of all the risks associated with the Corporation's business and the oil and natural gas business generally.
Residents of the United States and other non-residents of Canada should have additional regard to the risk factors under the heading "Risk Factors Applicable to Residents of the United States and Other Non‑Residents of Canada".
Risks Relating to Our Business and Operations
Declines in oil and natural gas prices will adversely affect our financial condition
Our operational and financial results are dependent on the prices received for oil and natural gas production. Oil and natural gas prices respond to supply/demand imbalances and are volatile.
Oil and natural gas prices are determined by supply and demand and in the case of oil prices, political factors and a variety of additional factors beyond our control. These factors include but are not limited to economic conditions, both in North America and worldwide, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability, the increased capacity to bring new production on stream due to technology such as multi-stage fracturing, the foreign supply of oil and natural gas, supply disruption, transportation disruption, the price of foreign imports and the availability of alternative fuel sources. North America has an abundance of oil and natural gas reserves, primarily as a result of advancements in hydraulic fracturing techniques. Natural gas prices are impacted by North American inventory levels which have increased year-over-year due to production growth in North America.
Any substantial and extended decline in the price of oil and natural gas could have an adverse effect on the carrying value of our proved and probable reserves, net asset value, borrowing capacity, production, revenues, profitability and funds from operations, levels of capital expenditures and ultimately on our financial condition and therefore on the dividends to be paid to our Shareholders.
Gathering and processing facilities and pipeline systems are subject to certain risks and in certain circumstances may adversely affect the amounts realized by us for our oil and natural gas
We deliver our products through gathering, processing and pipeline systems (some of which we do not own). The amount of oil and natural gas that we can produce and sell is subject to the accessibility, availability, proximity and capacity of these systems. This access to market affects regional price differentials, which could result in the inability to realize the full economic potential of our production. Although the transportation systems are expanding, the lack of firm transportation capacity continues to affect the industry and has the potential to limit the ability to produce and to market our production. In addition, the pro-rationing of capacity on inter-provincial pipeline systems also continues to affect the ability to export oil. The increased regulation of rail transportation, including the Safe and Accountable Rail Act passed by the Government of Canada in 2015, may reduce the ability of railway lines to alleviate pipeline capacity issues and add additional costs to the transportation of crude oil by rail. North America has an integrated network of natural gas pipelines however regional restrictions can arise resulting in curtailments. Any significant change in market factors, infrastructure regulation or other conditions affecting these infrastructure systems and facilities, as well as any delays in constructing new infrastructure systems and facilities could harm our business and, in turn, our financial condition, results of operations and funds from operations.
ARC has entered into certain long-term take-or-pay transportation commitments to deliver products through third-party owned infrastructure which creates a financial liability and there can be no assurance that future volume commitments will be met which may adversely affect our income and funds from operations. For more information regarding these long-term transportation commitments, see Note 20 “Commitments and Contingencies” in ARC’s Audited Consolidated Financial Statements as at and for the year ended December 31, 2015 which section is incorporated in this Annual Information Form by reference and is found on our SEDAR profile at www.sedar.com.

Primarily due to aging infrastructure, certain pipeline leaks have gained media, environmental and other stakeholder attention. Such incidents may result in additional regulation or changes in law which could impede the conduct of our business or make our operations more expensive.

2015 Annual Information Form – ARC Resources Ltd.	Page 55

A portion of our production is processed through facilities owned by third parties which we do not control. From time-to-time these facilities may discontinue or decrease operations either as a result of normal servicing requirements or as a result of unexpected events. A discontinuance or decrease of operations could adversely affect our ability to process our production and to deliver the same for sale.
Fluctuation in the value of the Canadian dollar relative to the U.S. dollar may adversely affect our financial condition
Fluctuations in foreign exchange rates of the Canadian dollar relative to the U.S. dollar may affect ARC’s revenue as global oil prices and natural gas liquids, and Canadian natural gas exports to the U.S. are denominated in U.S. dollars. A decrease in the value of the U.S. dollar relative to the Canadian dollar may reduce the price received by ARC for its products in Canadian dollar terms. In addition, ARC holds a significant portion of its debt denominated in U.S. dollars. Since ARC reports in Canadian dollars, U.S. dollar debt is translated to a Canadian dollar equivalent and therefore its reported level of indebtedness is affected by the foreign exchange rate between the U.S. dollar and Canadian dollar. An increase in the U.S. dollar relative to the Canadian dollar will increase the reported value of debt and interest payments, as expressed in Canadian dollars.
Global economic events may negatively impact our financial condition
Market events and conditions, including disruptions in the international credit markets and other financial systems and the American and European sovereign debt levels, may cause significant volatility to commodity prices and a decline in funds from operations. Global economic events and conditions may cause a loss of confidence in the broader global credit and financial markets and create a climate of greater volatility, less liquidity, wider credit spreads, a lack of price transparency and increased credit losses. Market events in the future may affect our ability to obtain equity or debt financing on acceptable terms and may make it more difficult to operate effectively.
The Board of ARC Resources has discretion in the payment of dividends and may not choose to maintain the payment of dividends in certain circumstances
Dividends on the Common Shares are not preferential, nor cumulative, nor stipulated by their terms to be at a fixed amount or rate. As such dividends do not represent a "yield" in the traditional sense and are not comparable to bonds or other fixed yield securities, where investors are entitled to a full return of the principal amount of debt on maturity in addition to a return on investment through interest payments. Dividends are conditionally declared by our Board in its sole discretion and are subject to confirmation by a monthly press release and are specifically subject to change in accordance with our dividend policy. The dividend policy is also subject to change in the sole discretion of our Board of Directors. See "Dividends and Distributions – Dividend Policy". Dividends may be varied, suspended or discontinued at any time.
Our ability to maintain dividend payments is dependent on a number of factors including our success in exploiting existing properties and acquiring additional reserves as producing properties decline over time
Our ability to add to our oil and natural gas reserves is highly dependent on our success in exploiting existing properties and acquiring additional reserves. The production from individual wells and properties declines over time. We currently distribute a portion of our funds from operations, by way of dividend payments, to Shareholders rather than reinvesting it in reserves additions. Our ability to make the necessary capital investments to maintain or expand our oil and natural gas reserves may be dependent on the level of our funds from operations and external sources of capital. There is no assurance we will be successful in developing additional reserves or acquiring additional reserves on terms that meet our investment objectives. Without these reserves additions, our reserves will deplete and as a consequence, either production from, or the average reserves life of, our properties will decline, which may result in a reduction in the value of Common Shares and in a reduction in funds from operations available for the payment of dividends to Shareholders.
Our hedging activities may negatively impact our income

We actively manage the risk associated with changes in commodity prices by entering into oil and natural gas price hedges. If we hedge our commodity price exposure, we will forego some of the benefits we would otherwise experience if commodity prices were to increase, and some of these foregone benefits may be material relative to funds from operations. For more information in relation to our commodity hedging program, see "Statement of Reserve Data and Other Oil and Gas Information – Forward Contracts". We also may initiate certain hedges to attempt to mitigate the risk of the Canadian dollar fluctuating in relation to the U.S. dollar. These hedging activities

2015 Annual Information Form – ARC Resources Ltd.	Page 56

could expose us to losses, which may be material, and to credit risk associated with counterparties with who we contract.
Our business is heavily regulated including the payment of royalties and such regulation increases our costs and may adversely affect our financial condition
Various levels of governments impose extensive controls and regulations on oil and natural gas operations (including land tenure, exploration, development, production, refining, transportation and marketing). In particular, most of our oil and natural gas assets are subject to royalties imposed by the governments of British Columbia, Alberta and Saskatchewan which are subject to variation by such governments. Governments may regulate or intervene with respect to exploration and production activities, price, taxes, royalties, carbon and other emission regulations, and the exportation of oil and natural gas. In order to conduct oil and gas operations, we require licences from various governmental authorities. There can be no assurance that we will be able to obtain all of the licences and permits that may be required to conduct operations that we may wish to undertake.
On January 29, 2016, the Government of Alberta adopted a new royalty regime which will take effect on January 1, 2017. Details of this new regime are scheduled to be finalized and released before March 31, 2016. See "Industry Conditions - Royalties and Incentives".
Climate change laws and related environment regulation may impose restrictions or impose costs on our business which may adversely affect our financial condition and our ability to maintain distributions
The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of us or our properties, some of which may be material. Furthermore, management believes the political climate appears to favour new programs for environmental laws and regulation, particularly in relation to the reduction of emissions or emissions intensity, and there is no assurance that any such programs, laws or regulations, if proposed and enacted, will not contain emission reduction targets which we cannot meet, and financial penalties or charges could be incurred as a result of the failure to meet such targets. For more information on the evolution and status of climate change and related environmental legislation, see "Industry Conditions – Climate Change Regulation".
There has been much public debate with respect to the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies by either the provinces in which we operate our business or by the Government of Canada, and whether to meet international agreed limits, or as otherwise determined, for reducing greenhouse gases could have a material impact on the nature of oil and natural gas operations, including ours. Climate change policy is evolving at regional, national and international levels and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As a signatory to the UNFCCC and a participant to the Copenhagen Agreement (a non-binding agreement created by the UNFCCC), the Government of Canada announced on January 29, 2010 that it will seek a 17 per cent reduction in GHG emissions from 2005 levels by 2020; however, these GHG emission reduction targets are not binding. Further, as a result of the UNFCCC adopting the Paris Agreement on December 12, 2015, to which Canada was a participant, the Government of Canada is expected to announce a plan to further reduce its GHG emission reduction targets.
Some of our significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage GHG emissions. As a result of amendments on June 25, 2015 to SGER by the Alberta Government, there may be future compliance obligations at some of ARC’s major facilities in the province. A new carbon tax on all emitters was announced by the Alberta Government on November 22, 2015, and may affect our future tax obligation.  The direct or indirect costs of compliance with these regulations may have a material adverse effect our business, financial condition, results of operations and prospects. In addition, concerns about climate change have resulted in a number of environmental activists and members of the public opposing the continued exploitation and development of fossil fuels. Given the evolving nature of the debate related to climate change and the control of GHG and resulting requirements, it is not possible to predict the impact on the Corporation and its operations and financial condition. See "Industry Conditions - Climate Change Regulation".

Provincial regulation requires the reclamation and abandonment of wells at the end of their production life. We have established a reclamation fund for the purpose of funding our currently estimated future environmental and reclamation obligations for our assets at Redwater. We have not established a reclamation fund for any of our other assets. There can be no assurance that we will be able to satisfy our actual future environmental and reclamation obligations for our assets at Redwater or elsewhere.

2015 Annual Information Form – ARC Resources Ltd.	Page 57

Although we believe that we are in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect our financial condition, results of operations or prospects. Future changes in other environmental legislation could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on our financial condition or results of operations and prospects. See "Industry Conditions – Climate Change Regulation".
Our success depends in large measure on certain key personnel and our ability to retain our key personnel
The loss of our key personnel could delay the completion of certain projects or otherwise have a material adverse effect on us. Shareholders will be dependent on our management and staff in respect of the administration and management of all matters relating to our properties, and the safekeeping of our primary workspace and computer systems. Any deterioration of our corporate culture could adversely affect our long-term success.
Our bank credit facility is subject to renewal, compliance and covenants
We have a Cdn$1 billion syndicated credit facility with 12 banks, which was undrawn as at December 31, 2015. The current maturity date of the facility is November 6, 2019. The terms of the credit facility allow for annual renewals at the request of ARC and at the discretion of the lenders. At December 31, 2015, ARC had US$772.1 million and Cdn$45.8 million of long-term debt outstanding in the form of Long-term Notes ("Notes"). The Notes are repayable over the next 11 years. We intend to fund these repayments with existing credit facilities and/or with proceeds from additional note issuances. Although we believe the credit facilities will be sufficient for our immediate requirements, there can be no assurance that the amount will be adequate for our future financial obligations including our future capital expenditure programs, that additional funds will be able to be obtained or that we will be able to extend or renew our credit facilities.
We are required to comply with covenants under the credit facility and under our Notes. In the event that we do not comply with covenants under the credit facility and our Notes, our access to capital could be restricted or repayment could be required on an accelerated basis by our lenders, and the ability to pay dividends to our Shareholders may be restricted.
Variations in interest rates and scheduled principal repayments could result in changes in the amount required to be applied to debt service resulting in a decrease in the amount available for payment of dividends on the Common Shares. Certain covenants of the agreements with our lenders may also limit the payment of dividends. For more information, see "Other Information Relating to Our Business – Borrowing".
If external sources of capital, borrowings and equity are unavailable, our financial condition could be adversely affected
We anticipate making substantial capital expenditures for the development of oil and natural gas reserves in the future. Other capital expenditures may also include exploration, undeveloped land and acquisitions from time-to-time. Future capital expenditures will be financed out of funds from operations, borrowings, property dispositions and possible future equity issuances; however, our ability to do so is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the energy industry and our securities in particular. Further, if our revenues or reserves decline, we may not have access to the capital necessary to undertake or complete future capital expenditure programs.
Alternatively, we may issue additional Common Shares from treasury at prices which may result in a decline in production per Common Share and reserves per Common Share or we may wish to borrow to finance significant acquisitions or development projects to accomplish our long-term objectives on less than optimal terms or in excess of our optimal capital structure.
To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to make capital investments and maintain or expand existing assets and reserves may be impaired, and our assets, liabilities, business, financial condition, results of operations and dividend payments may be materially and adversely affected as a result.

From time-to-time we may enter into transactions to acquire assets or shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase our debt levels above industry

2015 Annual Information Form – ARC Resources Ltd.	Page 58

standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, we may require additional debt financing that may not be available or, if available, may not be available on favourable terms. The level of our indebtedness from time-to-time, could impair our ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise
Failure of third parties to meet their contractual obligations to us may have a material adverse effect on our financial condition
We are exposed to third-party credit risk through our contractual arrangements with our current or future joint venture partners, third party operators, purchasers of our petroleum and natural gas production and other parties. Poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in our ongoing capital program, potentially delaying the program and the results of such program until we find a suitable alternative partner.
Income tax laws, or other laws or government incentive programs or regulations relating to our industry may in the future be changed or interpreted in a manner that adversely affects us and our Shareholders
The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation, and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. All of such controls, regulations and legislation are subject to revocation, amendment or administrative change, some of which have historically been material and in some cases materially adverse and there can be no assurance that there will not be further revocation, amendment or administrative change which will be materially adverse to our assets, reserves, financial condition or results of operations or prospects and our ability to maintain the payment of dividends.
Income tax laws, other laws or government incentive programs relating to the oil and gas industry may in the future be changed or interpreted in a manner that adversely affects us and our Shareholders. Tax authorities having jurisdiction over us or Shareholders may disagree with how we calculate our income for tax purposes or could change administrative practices to our detriment or the detriment of Shareholders.
There are numerous uncertainties inherent in estimating quantities of recoverable oil and natural gas reserves and resources including many factors beyond our control
In general, estimates of economically recoverable oil and natural gas reserves and resources, the future net revenues and finding and development costs are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results.
The reserves and recovery information and the resource information contained herein and in the GLJ Report are only estimates and the actual production and ultimate reserves and resources from the properties may be greater or less than such estimates prepared by GLJ. The GLJ Report has been prepared using certain commodity price assumptions (see "Statement of Reserves Data and Other Oil and Gas Information – Forecast Prices and Costs”). If we realize lower prices for crude oil, natural gas liquids and natural gas and they are substituted for the price assumptions utilized in those reserves reports, the present value of estimated future net revenues for our reserves and net asset value would be reduced and the reduction could be significant. The estimates contained herein and in the GLJ Report are based in part on the timing and success of activities we intend to undertake in future years. The reserves and estimated future net revenues contained herein and in the GLJ Report will be reduced in future years to the extent that such activities do not achieve the production performance set forth herein and in the GLJ Report.

Estimates of proved undeveloped reserves are sometimes based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas were estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

2015 Annual Information Form – ARC Resources Ltd.	Page 59

Estimates of Contingent Resources contained in the GLJ Report are subject to the definitions, disclaimers, contingencies and warnings set forth in “Appendix C – Contingent Resource Estimates". There is no certainty that it will be commercially viable to produce any portion of the resources.
Increases in interest rates may adversely affect our financial condition
There is a risk that interest rates will increase. Current interest rates are low compared to historical levels. An increase in interest rates may result in an increase in the amount we pay to service debt, resulting in a decrease in funds from operations. This could affect dividends to Shareholders and the market price of the Common Shares. Further, the value of our Common Shares may decline in an environment of increasing interest rates as investors’ rate of return expectations may be higher.
Hydraulic fracturing is subject to certain risks
Hydraulic fracturing can be performed utilizing a number of methods but typically involves the injection of fluids, sand and small amounts of additives under pressure into rock formations to stimulate the production of oil and natural gas. The use of hydraulic fracturing enables the production of commercial quantities of natural gas and oil from reservoirs that were previously unproductive. We use hydraulic fracturing extensively in our operations. With the increase in the use of fracture stimulations in horizontal wells there is increased communication between the oil and natural gas industry and a wider variety of stakeholders regarding the responsible use of this technology as it relates to the environment. This increased attention to hydraulic fracturing stimulations may result in increased regulation or changes of law which may make the conduct of our business more expensive or prevent us from conducting our business as currently conducted. Any new laws, regulation or permitting requirements regarding hydraulic fracturing could lead to operational delay or increased operating costs or third-party or governmental claims, and could increase our costs of compliance and doing business as well as delay the development of oil and natural gas resources from shale formations which are not commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that we are ultimately able to produce from our reserves and could materially reduce both the volume and the value of our reserves.
Acquiring, developing and exploring for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome
These risks include, but are not limited to, encountering unexpected formations or pressures, premature declines of reservoirs, uncontrollable flow of hydrocarbons, equipment failures and other accidents, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, other environmental risks, fires, spills and delays in payments between parties caused by operation or economic matters. These risks will increase as we undertake more exploratory activity. Drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. Although we maintain insurance in accordance with customary industry practice, we are not fully insured against all of these risks. In addition, certain risks are not, in all circumstances, insurable or, in certain circumstances, we may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The occurrence of a significant event that we are not fully insured against, or the insolvency of the insurer of such event, may have a material adverse effect on our business, financial condition, results of operations and prospects.
Continuing production from a property, and to some extent the marketing of production, are largely dependent upon the ability of the operator of the property. Other companies operate some of the properties in which we have an interest and as a result our returns on assets operated by others depends upon a number of factors outside our control. To the extent the operator fails to perform these functions properly, operating income may be reduced.
Losses resulting from the occurrence of any of these risks may have a material adverse effect on our business, financial condition, results of operations and prospects and our ability to maintain the payment of dividends.
We are participating in larger projects and have more concentrated risk in certain areas of our operations

We manage a variety of small and large projects in the conduct of our business. We have undertaken large development projects, including the construction of gas processing plants, in northeastern British Columbia for the development of our natural gas reserves. Project delays may impact expected revenues from operations. Significant

2015 Annual Information Form – ARC Resources Ltd.	Page 60

project cost over‑runs could make a project uneconomic. Our ability to execute projects and market oil and natural gas depends upon numerous factors beyond our control, including:
—	the availability of processing capacity;
—	the availability and proximity of pipeline capacity;
—	the availability of storage capacity;
—	the availability of, and the ability to acquire, water supplies needed for drilling and hydraulic fracturing, or our ability to dispose of water used or removed from strata at a reasonable cost and within applicable environmental regulations;
—	the supply of and demand for oil and natural gas;
—	the availability of alternative fuel sources;
—	the effects of inclement weather;
—	the availability of drilling and related equipment;
—	unexpected cost increases;
—	accidental events;
—	changes in regulations;
—	the availability and productivity of skilled labour; and
—	the regulation of the oil and natural gas industry by various levels of government and governmental agencies.
Because of these factors, we could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that we produce.
We only operate in western Canada and expansion outside of these areas may increase our risk exposure
Our operations and expertise are currently focused on oil and gas production and development in the Western Canadian Sedimentary Basin. In the future, we may acquire oil and gas properties outside this geographic area. In addition, we could acquire other energy related assets, such as oil and natural gas processing plants or pipelines, or an interest in an oil sands project. Expansion of our activities into new areas may present new additional risks or alternatively, significantly increase the exposure to one or more of the present risk factors which may adversely affect our future operational and financial conditions.
We may not be able to realize the anticipated benefits of acquisitions and dispositions
The price we pay for the purchase of any material properties is based on engineering and economic estimates of the reserves made by management and independent engineers modified to reflect our technical and economic views. These assessments include a number of material factors and assumptions. Consequently, the reserves acquired may be less than expected, which could adversely impact funds from operations and the payment of dividends to Shareholders.
We make acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as our ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. There is no assurance that we will be able to continue to complete acquisitions or dispositions of oil and natural gas properties which realize all the synergistic benefits expected.
There is strong competition relating to all aspects of the oil and gas industry
There are numerous companies in the oil and gas industry, who are competing with us for the acquisitions of properties and undeveloped land. As a result of such competition, it may be more difficult for us to acquire reserves on beneficial terms. A number of these other oil and gas companies have significantly greater financial and other resources than we do.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to us and may delay exploration and development activities.

2015 Annual Information Form – ARC Resources Ltd.	Page 61

We compete with other oil and gas entities to hire and retain skilled personnel necessary for our daily operations including planning, realizing on available technical advances and the execution of the annual capital program. The inability to hire and retain skilled personnel could adversely impact certain of our operational and financial results.
Volatility in reported earnings resulting from non-cash charges could adversely affect the market price of our Common Shares and ability to borrow funds
Our accounting policies conform to International Financial Reporting Standards ("IFRS") which constitutes generally accepted accounting principles in Canada. Accounting under IFRS may result in non-cash charges and/or write-downs of net assets in the financial statements on a quarterly basis. Similarly, non-cash gains and recoveries of asset write-downs may also be recorded from time to time. Income statement volatility resulting from such non-cash gains and losses under IFRS may be viewed unfavourably by the market and could result in an inability to borrow funds and/or could result in a decline in the price of the Common Shares.
For more information as to ARC’s current accounting policies and future accounting policy changes, see Note 3 “Summary of Accounting Policies” and Note 4 “Future Accounting Policy Changes” in ARC’s audited consolidated financial statements as at and for the year ended December 31, 2015 which section is incorporated in this Annual Information Form by reference and is found on our SEDAR profile at www.sedar.com.
Securing and maintaining title to our properties is subject to certain risks
Our properties are held in the form of licences and leases and working interests in licences and leases. If we or the holder of the license or lease fails to meet the specific requirement of a license or lease, the license or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each license or lease will be met. The termination or expiration of a license or lease or the working interest relating to a license or lease may have a material adverse effect on our results of operations and business. In addition title to the properties can become subject to dispute and defeat our claim to title over certain of our properties. Furthermore, there may be legislative changes which affect title, to the oil and natural gas properties we control that, if successful or made into law, could impair our activities on them and result in a reduction of the revenue received by us.
Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. We are not aware that any material claims have been made in respect of our properties and assets; however, if a claim arose and was successful this could have an adverse effect on us and our operations.
Liability management programs
Alberta, Saskatchewan and British Columbia have developed liability management programs designed to prevent taxpayers from incurring costs associated with suspension, abandonment, remediation and reclamation of wells, facilities and pipelines in the event that a licensee or permit holder becomes defunct. These programs generally involve an assessment of the ratio of a licensee's deemed assets to deemed liabilities. If a licensee's deemed liabilities exceed its deemed assets, a security deposit is required. Changes of the ratio of our deemed assets to deemed liabilities or changes to the requirements of liability management programs may result in significant increases to the security that must be posted. See "Industry Conditions – Liability Management Rating Programs".
Our information technology systems are subject to certain risks
We utilize a number of information technology systems for the administration and management of our business. If our ability to access and use these systems is interrupted and cannot be quickly and easily restored then such event could have a material adverse effect on us. Furthermore, although our information technology systems are considered to be secure, if an unauthorized third party is able to access the systems then such unauthorized access may compromise our business in a materially adverse manner.
The cost of new technology may be prohibitive and impact business results
The oil and gas industry is characterized by rapid and significant technological advancements. Other companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before ARC. There can be no assurance that we will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by ARC or implemented in the future may become obsolete. In such case, our business, financial condition and results of operations could be adversely and materially affected. If

2015 Annual Information Form – ARC Resources Ltd.	Page 62

we are unable to utilize the most advanced commercially available technology, our business, financial condition and results of operations could also be adversely affected in a material way.
Our ability to carry on our business is dependent upon access to our offices and properties
Our ability to carry on our business is dependent upon the ability of our employees to physically access our offices and properties. If access to our office and properties is interrupted then our ability to administer and manage our business may be materially and adversely affected.
Forward-Looking Information may not reflect actual outcomes
Shareholders and prospective investors are cautioned not to place undue reliance on the Corporation's forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risk and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.
Additional information on the risks, assumption and uncertainties are found under the heading "Reader Advisory Regarding Forward-Looking Statements" of this Annual Information Form.
Additional Risk Factors Applicable to Residents of the United States and Other Non-Residents of Canada
There is limited ability of residents in the United States to enforce civil remedies
ARC Resources is a corporation formed under the laws of Alberta, Canada and has its principal place of business in Canada. All of our directors and all of our officers and the representatives of the experts who provide services to us (such as our auditors and our independent reserve engineers), and all of our assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for investors in the United States to effect service of process within the United States upon such directors, officers and representatives of experts who are not residents of the United States or to enforce against them judgments of the United States courts based upon civil liability under the United States federal securities laws or the securities laws of any state within the United States. There is doubt as to the enforceability in Canada against ARC Resources or against any of our directors, officers or representatives of experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts of liabilities based solely upon the United States federal securities laws or securities laws of any state within the United States.
There are differences in reporting practices in Canada and the United States
We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the Securities and Exchange Commission by companies in the United States.
We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the Securities and Exchange Commission and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes (before deduction of Crown and other royalties); however, we also follow the United States practice of separately reporting reserve volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves; whereas the Securities Exchange Commission requires that prices and costs be averaged for the 12 months prior to the date of the reserve report.
We have included in Appendix C to this the Annual Information Form estimates of Contingent Resources. Contingent Resources are classes of resources and should not be confused with reserves and are subject to the definitions, disclaimers and warnings set forth in Appendix C – Contingent Resource Estimates. The Securities and Exchange Commission prohibits the inclusion of Contingent Resource estimates in filings made with it. This prohibition does not apply to us because we are a Canadian foreign private issuer that reports with the SEC pursuant to the U.S.-Canadian multi-jurisdictional disclosure system.
2015 Annual Information Form – ARC Resources Ltd.	Page 63

As a consequence of the foregoing, our reserve estimates and production volumes in this Annual Information Form may not be comparable to those made by companies utilizing United States reporting and disclosure standards.
There is additional taxation applicable to dividends paid to non-residents
Cash dividends paid to a non-resident of Canada on Common Shares are subject to Canadian withholding tax at a rate of 25 per cent unless the rate is reduced under the provisions of an applicable double taxation treaty. Where a non-resident is a United States resident entitled to benefits of the Canada – United States Income Tax Convention, 1980 and is the beneficial owner of the dividends then the rate of Canadian withholding tax is generally reduced to 15 per cent.
There is a foreign exchange risk to non-resident Shareholders
Our dividends are declared in Canadian dollars and converted to foreign denominated currencies at the spot exchange rate at the time of payment. As a consequence, investors are subject to foreign exchange risk. To the extent that the Canadian dollar strengthens with respect to their currency, the amount of the dividend will be reduced when converted to their home currency.

2015 Annual Information Form – ARC Resources Ltd.	Page 64

TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Calgary and Toronto.

MATERIAL CONTRACTS
The following comprises particulars of every material contract of ARC that was entered into within the most recently completed financial year, or entered into before the most recently completed financial year which is still in effect, other than a contract entered into in the ordinary course of business:
1.	Amended and Restated Credit Agreement dated as of November 6, 2014 between ARC Resources and a syndicate of lenders, and an administrative agent, providing for an extendible revolving credit facility up to Cdn$1 billion. The maturity date of the facility was extended to November 6, 2019 under the existing terms on October 26, 2015.
2.	Uncommitted Master Shelf Agreement dated as of November 16, 2000 between ARC Resources and various purchasers, as amended and restated on December 15, 2005 and as amended and restated on September 25, 2014 providing for the issuance and sale of up to an aggregate principal amount of US$350 million in notes of which US$18.8 million 5.42% Series C Notes due December 15, 2017, US$40 million 4.98% Series D Notes due March 5, 2019 and US$150 million 3.72% Series E Notes due September 25, 2026 are currently outstanding.
3.	Note Purchase Agreement dated as of April 27, 2004 between ARC Resources and various purchasers, as amended on April 14, 2009, March 31, 2010 and January 1, 2011, with respect to US$62.5 million 4.62% Series A Notes due April 27, 2014 and US$62.5 million 5.10% Series B Notes due April 27, 2016 of which US$0 and US$4.8 million, respectively, are currently outstanding.
4.	Note Purchase Agreement dated as of April 14, 2009 between ARC Resources and various purchasers, as amended January 1, 2011 with respect to US$67.5 million 7.19% Series C Notes due April 14, 2016, US$35 million 8.21% Series D Notes due April 14, 2021 and Cdn$29 million 6.50% Series E Notes due April 14, 2016 of which US$13.5 million, US$35 million and Cdn$5.8 million, respectively, are currently outstanding.
5.	Note Purchase Agreement dated as of May 27, 2010 between ARC Resources and various purchasers, as amended January 1, 2011 with respect to US$150 million 5.36% Series F Notes due May 27, 2022, of which US$150 million is currently outstanding.
6.	Note Purchase Agreement dated as of August 23, 2012 between ARC Resources and various purchasers with respect to US$60 million 3.31% Series G Notes due August 23, 2021, US$300 million 3.81% Series H Notes due August 23, 2024 and Cdn$40 million 4.49% Series I Notes due August 23, 2024, of which US$60 million, US$300 million and Cdn$40 million, respectively, is currently outstanding.
For more information in relation to these material contracts, see "Other Information Relating to Our Business – Borrowings". Copies of each of these documents have been filed on our SEDAR profile at www.sedar.com.

2015 Annual Information Form – ARC Resources Ltd.	Page 65

INTEREST OF EXPERTS
There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by us during, or related to, our most recently completed financial year other than GLJ, our independent engineering evaluator, and Deloitte LLP, our auditors. As at the date hereof the designated professionals of GLJ, as a group, beneficially owned, directly or indirectly, less than one per cent of our outstanding securities, including the securities of our associates and affiliates. Deloitte LLP is the auditor of ARC Resources and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.
In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of ARC Resources or of any of our associate or affiliate entities. Grant A. Zawalsky, the Corporate Secretary of ARC Resources, is a partner of Burnet, Duckworth & Palmer LLP, which law firm renders legal services to us.

ADDITIONAL INFORMATION
Additional information including remuneration and indebtedness of directors and officers of ARC Resources, principal holders of the Common Shares and options to purchase Common Shares, will be contained in the Information Circular - Proxy Statement of the Corporation which relates to the Annual and Special Meeting of Shareholders to be held on April 29, 2016. Additional financial information is provided in our consolidated financial statements and accompanying Management's Discussion and Analysis for the year ended December 31, 2015, which have been filed on our SEDAR profile at www.sedar.com. Other additional information relating to us may be found on our SEDAR profile at www.sedar.com.

2015 Annual Information Form – ARC Resources Ltd.	Page 66

APPENDIX A
FORM 51-101F2
REPORT ON RESERVES DATA AND CONTINGENT RESOURCES DATA
BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of ARC Resources Ltd. (the "Company"):
1.	We have evaluated the Company's reserves data and contingent resources data and as at December 31, 2015. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2015, estimated using forecast prices and costs. The contingent resources data are risked estimates of volume of contingent resources and related risked net present value of future net revenue as at December 31, 2015, estimated using forecast prices and costs.
2.	The reserves data and contingent resources data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data and contingent resources data based on our evaluation.
3.	We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).
4.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data and contingent resources data are free of material misstatement. An evaluation also includes assessing whether the reserves data and contingent resources data are in accordance with principles and definitions presented in the COGE Handbook.
5.	The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2015, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors:
Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation Report (Mo/Dy/Yr)	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate – M$)
			Audited	Evaluated	Reviewed	Total

GLJ Petroleum Consultants	12/31/15	Canada	-	5,138,885	-	5,138,885

6.	The following tables set forth the risked volume and risked net present value of future net revenue of contingent resources (before deduction of income taxes) attributed to contingent resources, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the Company's statement prepared in accordance with Form 51-101F1 and identifies the respective portions of the contingent resources data that we have evaluated and reported on to the Company's board of directors:

2015 Annual Information Form – ARC Resources Ltd.	Page A-1

Classification	Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation Report (Mo/Dy/Yr)	Location of Resources Other than Reserves (Country or Foreign Geographic Area)	Risked Volume (MMboe)	Risked Net Present Value of Future Net Revenue (before income taxes,10% discount rate – M$)
					Audited	Evaluated	Total

Development Pending Contingent Resources (2C)	GLJ Petroleum Consultants	12/31/15	Canada	470.7	-	1,153,921	1,153,921

Classification	Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation Report (Mo/Dy/Yr)	Location of Resources Other than Reserves (Country or Foreign Geographic Area)	Risked Volume (MMboe)

Contingent Resources Development Unclarified	GLJ Petroleum Consultants	12/31/15	Canada	879.0
Contingent Resources Development Not Viable	GLJ Petroleum Consultants	12/31/15	Canada	142.2

7.	In our opinion, the reserves data and contingent resources data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data and contingent resources data that we reviewed but did not audit or evaluate.
8.	We have no responsibility to update our reports referred to in paragraphs 5 and 6 for events and circumstances occurring after the effective date of our reports.
9.	Because the reserves data and contingent resources data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 11, 2016

“Originally Signed by”
Bryan M. Joa, P. Eng.
Vice President

2015 Annual Information Form – ARC Resources Ltd.	Page A-2

APPENDIX B
FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON
RESERVES DATA AND OTHER INFORMATION
Management of ARC Resources Ltd. (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's and its subsidiaries' oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, and includes, if disclosed in the statement required by item 1 of section 2.1 of NI 51-101, other information such as contingent resources data.
An independent qualified reserves evaluator has evaluated the Company's and its subsidiaries' reserves data and contingent resources data. The report of the independent qualified reserves evaluator is presented below.
The Reserves Committee of the board of directors of the Company has
a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;
b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and
c)	reviewed the reserves data and contingent resources data with management and the independent qualified reserves evaluator.
The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved
a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and contingent resources data, and other oil and gas information;
b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data, contingent resources data; and
c)	the content and filing of this report.
Because the reserves data and contingent resources data are based on judgments regarding future events, actual results will vary and the variations may be material.
(signed) "Myron Stadnyk"	(signed) "Terry Anderson"
Myron Stadnyk	Terry Anderson
President and Chief Executive Officer	Senior Vice President and Chief Operating Officer

(signed) "James Houck"	(signed) "Fred J. Dyment"
James Houck	Fred J. Dyment
Director and Chair of the Reserves Committee	Director and Member of the Reserves Committee

March 9, 2016

2015 Annual Information Form – ARC Resources Ltd.	Page B-1

APPENDIX C

CONTINGENT RESOURCE ESTIMATES

ARC engaged GLJ to provide an updated evaluation of, among other things, our Contingent Resources effective December 31, 2015, for our working interest in our northeast British Columbia Montney properties, including lands at Pouce Coupe across the provincial border in Alberta, which Contingent Resources are set forth and described below, all of which will be referred to as "NE BC Montney" for purposes of this Appendix. ARC owns an average 93 per cent working interest in our NE BC Montney properties. The evaluation procedures employed by GLJ are in compliance with standards contained in the COGE Handbook and the GLJ Report is based on GLJ's January 1, 2016 forecast pricing. GLJ's January 1, 2016 forecast pricing as set forth under "Statement of Reserves Data and Other Oil and Gas Information - Forecast Prices and Costs" in the Annual Information Form to which this Appendix C is attached, is incorporated into this Appendix C by this reference. All applicable resource definitions are provided at the in the “Resource Definitions” section at the end of Appendix C.
Contingent Resources should not be confused with reserves and readers should review the definitions and notes set forth below. Actual tight oil, shale gas, and natural gas liquids resources may be greater than or less than the estimates provided herein. There is uncertainty that it will be commercially viable to produce any portion of the resources.
Summary of Risked Oil and Gas Contingent Resources as of December 31, 2015 – Forecast Prices and Costs
	Contingent Resources (1)(2)
Resources Project Maturity Sub-Class	Tight Oil		Shale Gas		Natural Gas Liquids		Oil Equivalent
	Gross (Mbbl)	Net (Mbbl)	Gross (Bcf)	Net (Bcf)	Gross (Mbbl)	Net (Mbbl)	Gross (Mboe)	Net (Mboe)
Contingent (2C)
Development Pending	33,079	28,737	2,404.3	1,934.0	36,898	30,438	470,690	381,502
Development Unclarified	129,032	101,787	3,294.8	2,496.6	200,861	133,235	879,026	651,127
Development Not Viable	-	-	537.3	403.5	52,651	32,945	142,203	100,192
1)	All volumes listed in the table are risked, company gross and sales volumes.
2)	Refer to “Resource Definitions” in this Appendix C for detailed definitions of Contingent Resources, Development Pending, Development Unclarified and Development Not Viable.
An estimate of risked net present value (“NPV”) of future net revenues of the development pending contingent resources subclass only is preliminary in nature and is provided to assist the reader in reaching an opinion on the merit and likelihood of ARC proceeding with the required investment. It includes contingent resources that are considered too uncertain with respect to the chance of development to be classified as reserves. There is uncertainty that the risked NPV of future net revenue will be realized. Subclasses of resources other than development pending are not included in the NPV values and therefore are not reflective of the value of the resource base.

2015 Annual Information Form – ARC Resources Ltd.	Page C-1

SUMMARY OF RISKED NET PRESENT VALUE OF FUTURE NET REVENUES (CONTINGENT RESOURCES) AS OF DECEMBER 31, 2015 – FORECAST PRICES AND COSTS
	Risked Net Present Value of Future Net Revenue (1)
Resources Project Maturity Sub-Class ($ millions)	Before Income Taxes Discounted at % per Year					After Income Taxes Discounted at % per Year
	0	5	10	15	20	0	5	10	15	20
Contingent (2C)
Development Pending	9,890	3,203	1,154	406	100	7,194	2,258	750	208	(8)
1)	NPV as per GLJ Independent Resources Evaluation as of December 31, 2015 and based on GLJ forecast pricing at January 1, 2016.
Projects for Which Resources Are Being Attributed
The Montney formation in northeast British Columbia and Alberta has been identified as a world-class unconventional natural gas resource play with the potential for significant volumes of recoverable resources. The area includes dry gas, liquids-rich gas and tight oil development opportunities. It is one of the largest and lowest cost natural gas resource plays in North America. ARC has a significant presence in northeast British Columbia and across the provincial border at Pouce Coupe, with a land position of 728 net sections, located primarily in the most prospective areas of the play.
GLJ was commissioned to conduct an Independent Resources Evaluation for ARC’s lands in the NE BC Montney region, including Dawson, Parkland/Tower, Sunrise/Sunset, Sundown, Septimus, Attachie, Red Creek, and Blueberry in northeast British Columbia, and Pouce Coupe just across the provincial border in Alberta (each, an “Evaluated Area” and, collectively, “Evaluated Areas”). GLJ has prepared best estimates of risked estimates of contingent resources (“CR”) associated with the Evaluated Areas. This evaluation is effective December 31, 2015.
The estimated cost to bring on commercial production from the Development Pending CR for all three product types is approximately $3.8 billion (discounted at 10 per cent is approximately $1.5 billion). The expected timeline to bring these resources onto production ranges from two years to 10 years depending on the Evaluated Area. ARC’s Development Pending CR will represent properties where specific development plans have been made, in areas adjacent to or extending from reserve lands, which have not yet been delineated. These resources are expected to be recovered using the same technology in horizontal drilling and multi-stage fracturing that ARC has already proven to be effective in the Montney in northeast British Columbia.
Chance of Discovery and Development Risk
The Evaluated Areas with CR were risked for the chance of commerciality (CoC), which is defined as follows:

CoC = chance of development (CoDev) × chance of discovery (CoDis)

wherein CoD for contingent resources is equal to one.

The chance of development is the estimated probability that, once discovered, a known accumulation will be commercially developed. Five factors have been considered in determining the CoDev as follows:

CoDev = Ps (Economic Factor) × Ps (Technology Factor) × Ps (Development Plan Factor) × Ps (Development Timeframe Factor) × Ps (Other Contingency Factor)

wherein Ps is the probability of success
The five factors were assessed for each of the Evaluated Areas. The following factors were assessed for ARC’s CR to be sub-classified and considered as Development Pending CR, Development Unclarified CR or Development Not Viable CR:
-	Economic Factor: for Development Pending associated development projects had robust economics (i.e. strong rate of returns), and as such assigned a factor of one. The remaining sub-classes have factors ranging from 0.80 to 0.95.

2015 Annual Information Form – ARC Resources Ltd.	Page C-2

-	Technology Factor: ARC’s NEBC Montney will be developed utilizing established technology, therefore, a technology factor of one is utilized for all resource sub-classes.
-	Development Plan Factor: detailed development plans and costs were prepared and are in place. This factor ranges from 0.90 to 1.0 for Development Pending CR. Factors less than one account for projects where final pad placement and well locations are less certain. For the remaining sub-classes, the Development Plan Factors range from 0.70 to 0.90 based on the level of details provided.
-	Development Timeframe Factor: several core areas within the Evaluated Areas have portions of the PIIP volume developed and producing, with proved and probable reserves assigned. Timing for the CR portions of these projects will depend on the pace of continued development (including allocation of funds), available throughput capacity in existing facilities, or construction of additional facilities. Development Pending projects have been assigned Development Timeframe Factors ranging from 0.90 to 0.95 reflecting the apparent certainty in timing estimates. For the remaining sub-classes, the Timeframe Factors assigned range from 0.70 to 0.90.
-	Other Contingency Factor: for reserves to be assessed, all contingencies must be eliminated. With respect to contingent resources, this factor captures major contingencies, usually beyond the control of ARC, other than those captured by economic status, technology status, project evaluation scenario status and the development timeframe. The Other Contingency Factor has been assessed as one for all CR sub-classes.
These factors may be inter-related and care has been taken to ensure that risks are appropriately accounted. The following table summarizes the Chance of Development applied based on the factors assessed.
	Chance of	Best Estimate	Best Estimate
2015 Risked CR, Unrisked CR and Chance of Development (1)(2)	Development	Unrisked	Risked
Shale Gas (Tcf)
Development Pending CR	92%	2.6	2.4
Development Unclarified CR	76%	4.4	3.3
Development Not Viable CR	44%	1.2	0.5
NGLs (MMbbl)
Development Pending CR	94%	39.1	36.9
Development Unclarified CR	76%	265.1	200.9
Development Not Viable CR	45%	117.1	52.7
Tight Oil (MMbbl)
Development Pending CR	95%	34.8	33.1
Development Unclarified CR	79%	163.2	129.0
Development Not Viable CR	-	-	-
Total (MMboe)
Development Pending CR	92%	509.4	470.7
Development Unclarified CR	76%	1,154.9	879.0
Development Not Viable CR	45%	318.7	142.2
1)	All volumes listed in the table are company gross and sales volumes.
2)	Refer to “Resource Definitions” in this Appendix C for detailed definitions of Contingent Resources, Development Pending, Development Unclarified and Development Not Viable.
Risks and Significant Positive and Negative Factors
Continuous development through multi-year exploration and development programs and significant levels of future capital expenditures are required in order for Contingent Resources to be recovered in the future. The principal risks that would inhibit the recovery of additional reserves relate to the potential for variations in the quality of the Montney formation where minimal well data currently exists, access to the capital which would be required to develop the resources, low natural gas, natural gas liquids, and oil prices that would curtail the economics of development, the future performance of wells, regulatory approvals, access to the required services at the appropriate cost, and the effectiveness of fracturing technology and applications.

2015 Annual Information Form – ARC Resources Ltd.	Page C-3

Furthermore, it should be understood that CR estimates reflect data as of the effective date. Although only best estimates of Discovered Petroleum Initially in Place were prepared, it should be understood that there is a significant degree of uncertainty in these estimates. Additional data may justify upward or downward revisions to the estimates, which in turn would impact ECR estimates.
For more information, see "Risk Factors – Risk Relating to our Business and Operations – There are numerous uncertainties inherent in estimating quantities of recoverable oil and natural gas reserves and resources including many factors beyond our control" in the Annual Information Form to which this Appendix C is attached.
Contingencies
In the NE BC Montney, the primary contingencies that prevent the CR from being classified as reserves are for Management and the Board to ascertain commercial production rates, then develop firm plans, including timing, infrastructure, and the commitment of capital. Additional contingencies are related to the current lack of infrastructure, mostly gas processing but in some cases transportation, required to develop the resources in a relatively quick time frame. As continued delineation occurs, some Contingent Resources are expected to be re-classified to reserves.
Projects have been defined to develop the resources in the NE BC Montney for the Development Pending CR at the evaluation date. Such projects, in the case of the NE BC Montney, have historically been developed sequentially over a number of drilling seasons and are subject to annual budget constraints, ARC's policy of orderly development on a staged basis, the timing of the growth of third party infrastructure, ARC’s short-term and long-term view of natural gas, natural gas liquids and oil prices, the results of exploration and development activities of ARC and others in the area and infrastructure capacity constraints.
Resource Definitions
The following are excerpts from the definitions of resources and reserves, contained in Section 5 of the COGE Handbook, which is referenced by the Canadian Securities Administrators in “National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities”.
a)	Fundamental Resource Definitions
Contingent Resources or CR are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates and may be subclassified based on project maturity and/or characterized by their economic status.
b)	Uncertainty Categories for Resource Estimates
The range of uncertainty of estimated recoverable volumes may be represented by either deterministic scenarios or by a probability distribution. Resources should be provided as low, best, and high estimates as follows:
Low Estimate: This is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.
Best Estimate: This is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.
High Estimate: This is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic

2015 Annual Information Form – ARC Resources Ltd.	Page C-4

methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.
This approach to describing uncertainty may be applied to reserves and contingent resources. There may be significant risk that sub-commercial and undiscovered accumulations will not achieve commercial production. However, it is useful to consider and identify the range of potentially recoverable quantities independently of such risk.
c)	Discovered and Commercial Status and Risks Associated with Resource Estimates
Discovery Status
Total petroleum initially in place is first subdivided based on the discovery status of a petroleum accumulation. Discovered PIIP, production, reserves, and contingent resources are associated with known accumulations. Recognition as a known accumulation requires that the accumulation be penetrated by a well and have evidence of the existence of petroleum. COGEH Volume 2, Sections 5.3 and 5.4, provides additional clarification regarding drilling and testing requirements relating to recognition of known accumulations.
Commercial Status
Commercial status differentiates reserves from contingent resources. The following outlines the criteria that should be considered in determining commerciality:
•	economic viability of the related development project;
•	a reasonable expectation that there will be a market for the expected sales quantities of production required to justify development;
•	evidence that the necessary production and transportation facilities are available or can be made available;
•	evidence that legal, contractual, environmental, governmental, and other social and economic concerns will allow for the actual implementation of the recovery project being evaluated;
•	a reasonable expectation that all required internal and external approvals will be forthcoming. Evidence of this may include items such as signed contracts, budget approvals, and approvals for expenditures, etc.;
•	evidence to support a reasonable timetable for development. A reasonable time frame for the initiation of development depends on the specific circumstances and varies according to the scope of the project. While five years is recommended as a maximum time frame for classification of a project as commercial, a longer time frame could be applied where, for example, development of economic projects are deferred at the option of the producer for, among other things, market-related reasons or to meet contractual or strategic objectives.
Commercial Risk Applicable to Resource Estimates
Estimates of recoverable quantities are stated in terms of the sales products derived from a development program, assuming commercial development. It must be recognized that reserves and contingent resources involve different risks associated with achieving commerciality. The likelihood that a project will achieve commerciality is referred to as the “chance of commerciality.” The chance of commerciality varies in different categories of recoverable resources as follows:
Reserves: To be classified as reserves, estimated recoverable quantities must be associated with a project(s) that has demonstrated commercial viability. Under the fiscal conditions applied in the estimation of reserves, the chance of commerciality is effectively 100 percent.
Contingent Resources: Not all technically feasible development plans will be commercial. The commercial viability of a development project is dependent on the forecast of fiscal conditions over the life of the project. For contingent resources the risk component relating to the likelihood that an accumulation will be commercially developed is referred to as the “chance of development.” For contingent resources the chance of commerciality is equal to the chance of development.
d)	Recovery Technology Status
Established Technology: A recovery method that has been proven to be successful in commercial applications in the subject reservoir and is a prerequisite for assigning reserves.

2015 Annual Information Form – ARC Resources Ltd.	Page C-5

Technology Under Development: A recovery process that has been determined to be technically viable via field test and is being field tested further to determine its economic viability in the subject reservoir. Contingent resources may be assigned if the project provides information that is sufficient and of a quality to meet the requirements for this resource class.
Experimental Technology: A technology that is being field tested to determine the technical viability of applying a recovery process to unrecoverable discovered petroleum initially-in-place in a subject reservoir. It cannot be used to assign any class of recoverable resources (i.e., reserves and contingent resources).
e)	Economic Status of Resource Estimates
By definition, reserves are commercially (and hence economically) recoverable. A portion of contingent resources may also be associated with projects that are economically viable but have not yet satisfied all requirements of commerciality. Accordingly, it may be a desirable option to subclassify contingent resources by economic status:
Economic Contingent Resources are those contingent resources that are currently economically recoverable. The CR sub-classes included are Development Pending CR, Development on Hold CR, and Development Unclarified CR.
Sub-Economic Contingent Resources are those contingent resources that are not currently economically recoverable. The CR sub-class included is Development Not Viable.
Where evaluations are incomplete such that it is premature to identify the economic viability of a project, it is acceptable to note that project economic status is “undetermined” (i.e., “contingent resources – economic status undetermined”).
In examining economic viability, the same fiscal conditions should be applied as in the estimation of reserves, i.e., specified economic conditions, which are generally accepted as being reasonable (refer to COGEH Volume 2, Section 5.8).
f)	Project Maturity Sub-Classes for Contingent Resources
Development Pending: Where resolution of the final conditions for development is being actively pursued (high chance of development).
Development on Hold: Where there is a reasonable chance of development but there are major non-technical contingencies to be resolved that are usually beyond the control of the operator.
Development Unclarified: When the evaluation is incomplete and there is ongoing activity to resolve any risks or uncertainties.
Development Not Viable: Where no further data acquisition or evaluation is currently planned and hence there is a low chance of development.

2015 Annual Information Form – ARC Resources Ltd.	Page C-6

APPENDIX D
MANDATE OF THE AUDIT COMMITTEE (FEBRUARY 11, 2015)
Role and Objective
The Audit Committee (the "Committee") is a committee of the Board of Directors of ARC Resources Ltd. (the "Corporation") to which the Board has delegated its responsibility for oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for Board of Director approval, the audited financial statements and other mandatory disclosure releases containing financial information. The objectives of the Committee, with respect to the Corporation and its subsidiaries, are as follows:
—	To assist Directors to meet their responsibilities in respect of the preparation and disclosure of the financial statements of the Corporation and related matters.
—	To provide better communication between Directors and external auditors.
—	To ensure the external auditors' independence.
—	To review management’s implementation and maintenance of an effective system of internal control over financial reporting and disclosure control over financial reporting.
—	To increase the credibility and objectivity of financial reports.
—	To facilitate in-depth discussions between directors on the Committee, management and external auditors.
The primary responsibility for the financial reporting, information systems, risk management and internal and disclosure controls of the Corporation is vested in management and overseen by the Board of Directors of the Corporation. At each meeting, the Committee may meet separately with management and will meet in separate, closed sessions with the external auditors and then with the independent directors in attendance.
Mandate and Responsibilities of Committee
Financial Reporting and Related Public Disclosure
1.	It is a primary responsibility of the Committee to review and recommend for approval to the Board of Directors the annual and quarterly financial statements of the Corporation. The Committee is also to review and recommend to the Board of Directors for approval the financial statements and related information included in prospectuses, management discussion and analysis (MD&A), financial press releases, information circular-proxy statements and annual information forms (AIF). The process should include but not be limited to:
a.	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years' financial statements;
b.	reviewing significant management judgments and estimates that may be material to financial reporting including alternative treatments and their impacts;
c.	reviewing the presentation and impact of any significant risks and uncertainties that may be material to financial reporting including alternative treatments and their impacts;
d.	reviewing accounting treatment of significant, unusual or non-recurring transactions;
e.	reviewing adjustments raised by the external auditors, whether or not included in the financial statements;
f.	reviewing unresolved differences between management and the external auditors;
g.	determining through inquiry if there are any related party transactions and ensure the nature and extent of such transactions are properly disclosed; and

2015 Annual Information Form – ARC Resources Ltd.	Page D-1

h.	reviewing all financial reporting relating to risk exposure including the identification, monitoring and mitigation of business risk and its disclosure.
2.	The Committee shall satisfy itself that adequate procedures are in place for the review of the Corporation's public disclosure of financial information from the Corporation's financial statements and periodically assess the adequacy of those procedures.
Internal Controls Over Financial Reporting and Information Systems
3.	It is the responsibility of the Committee to satisfy itself on behalf of the Board with respect to the Corporation's internal control over financial reporting and information systems. The process should include but not be limited to:
a.	inquiring as to the adequacy and effectiveness of the Corporation’s system of internal controls over financial reporting and review the evaluation of internal controls over financial reporting by external auditors;
b.	establishing procedures for the confidential, anonymous submission by employees of the Corporation of concerns relating to accounting, internal control over financial reporting, auditing or Code of Business Conduct and Ethics matters and periodically review a summary of complaints and their related resolution; and
c.	establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.
Extractive Sector Transparency Measures Act
4.	It is the responsibility of the Committee to satisfy itself on behalf of the Board to review management’s process for certification under the Extractive Sector Transparency Measures Act (Canada).
External Auditors
5.	With respect to the appointment of external auditors by the Board, the Committee shall:
a.	be directly responsible for overseeing the work of the external auditors engaged for the purpose of issuing an auditors' report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting;
b.	review the terms of engagement of the external auditors, including the appropriateness and reasonableness of the auditors' fees;
c.	recommend to the Board appointment of external auditors and the compensation of the external auditors;
d.	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change;
e.	review and approve any non-audit services to be provided by the external auditors' firm and consider the impact on the independence of the auditors;
f.	inquire as to the independence of the external auditors and obtain, at least annually, a formal written statement delineating all relationships between the external auditors and the Corporation as contemplated by Independence Standards Board No. 1; and
g.	discuss with the external auditors, without management being present, the quality of the Corporation’s financial and accounting personnel, the completeness and accuracy of the Corporation’s financial statements and elicit comments of senior management regarding the responsiveness of the external auditors to the Corporation’s needs.
6.	The Committee shall review with the external auditors (and the internal auditor if one is appointed by the Corporation) their assessment of the internal control over financial reporting of the Corporation, their written reports containing recommendations for improvement of internal control over financial reporting and other suggestions as appropriate, and management's response and follow-up to any identified weaknesses.
7.	The Committee shall also review and approve annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

2015 Annual Information Form – ARC Resources Ltd.	Page D-2

Compliance
8.	It is the responsibility of the Committee to review management’s process for the certification of annual and interim financial reports in accordance with required securities legislation.
9.	It is the responsibility of the Committee to ascertain compliance with covenants under loan agreements.
10.	The Committee shall review the Corporation’s compliance with all legal and regulatory requirements as it pertains to financial reporting, taxation, internal control over financial reporting and any other area the Committee considers to be appropriate relative to its mandate or as may be requested by the Board of Directors.
Other Matters
11.	It is the responsibility of the Committee to review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and external auditors of the Corporation.
12.	The Committee may also review any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it.
13.	The Committee shall undertake annually a review of this mandate and make recommendations to the Policy and Board Governance Committee as to proposed changes.
Composition
14.	This Committee shall be composed of at least three individuals appointed by the Board from amongst its members, all of which members will be independent (within the meaning of Section 1.4 and 1.5 of National Instrument 52-110 Audit Committees) unless the Board determines to rely on an exemption in NI 52-110. "Independent" generally means free from any business or other direct or indirect material relationship with the Corporation that could, in the view of the Board, be reasonably expected to interfere with the exercise of the member's independent judgment.
15.	The Chair of the Committee is appointed by the Board of Directors.
16.	A quorum shall be a majority of the members of the Committee.
17.	All of the members must be financially literate within the meaning of NI 52-110 unless the Board has determined to rely on an exemption in NI 52-110. Being "financially literate" means members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements.
Meetings
18.	The Committee shall meet at least four times per year and/or as deemed appropriate by the Committee Chair.
19.	The Committee shall meet not less than quarterly with the auditors, independent of the presence of management.
20.	Agendas, with input from management, shall be circulated to Committee members and relevant management personnel along with background information on a timely basis prior to the Committee meetings.
21.	The Chief Executive Officer and the Chief Financial Officer or their designates shall be available to attend at all meetings of the Committee upon the invitation of the Committee.
22.	The Controller and such other staff as appropriate to provide information to the Committee shall attend meetings upon invitation by the Committee.

2015 Annual Information Form – ARC Resources Ltd.	Page D-3

Reporting / Authority
23.	Following each meeting, in addition to a verbal report, the Committee will report to the Board by way of providing copies of the minutes of such Committee meeting at the next Board meeting after a meeting is held (these may still be in draft form).
24.	Supporting schedules and information reviewed by the Committee shall be available for examination by any director.
25.	The Committee shall have the authority to investigate any financial activity of the Corporation and to communicate directly with the internal and external auditors. All employees are to cooperate as requested by the Committee.
26.	The Committee may retain, and set and pay the compensation for, persons having special expertise and/or obtain independent professional advice to assist in fulfilling its duties and responsibilities at the expense of the Corporation.

2015 Annual Information Form – ARC Resources Ltd.	Page D-4